Date of this Preliminary Offering Circular: October 24, 2013

13003622

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 2

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUNDRISE 1539 7TH STREET NW, LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550
Attn: Benjamin S. Miller
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500	46-0835957
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Preliminary Offering Circular: October 24, 2013

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Fundrise Manager 1539 7th Street NW, LLC (issuer's Manager owner, record owner, promoter & affiliate)	7400 Beaufont Springs Drive Suite 300 North Chesterfield, VA 23225	N/A
O'Melveny & Myers, LLP (issuer's counsel)	1625 Eye Street, NW Washington, DC 20006	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Fundrise 1539 7th Street NW, LLC (the "Company" or "Fundrise").

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to registration in each state, as and if necessary: Maryland, Washington, DC and Virginia.

The securities to be offered in connection with this proposed offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using an external selling agent or finder in connection with this offering.

Please refer to section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Units to Fundrise Manager 1539 7th Street NW, LLC. Fundrise 1539 7th Street NW, LLC has received a total of $670,000 from Class B members in exchange for 134 Class B Membership Units, which represented 99% of the percentage interests in the Company. Fundrise Manager 1539 7th Street NW LLC contributed $6,767.68 in capital in exchange for the 1 Class A Membership Unit, which represents 1% of the percentage interests in the Company.

(b) The Company sold unregistered securities within one year prior to the filing of this Form 1-A. Specifically, the Company sold 134 units at $5,000 of its Class B Membership Units in a private offering that was exempt from registration pursuant to the exemption provided by Rule 506 under the Securities Act of 1933. To date, the Company has received a total of $670,000, with each unit sold for $5,000. The following are the purchasers of the Class B Membership Units of the Company: Benjamin Miller and Daniel Miller who each hold more than 10% of the Class B Membership Units, and other investors who individually each hold less than 10% of the Class B Membership Units.

(c) The sales by Fundrise 1539 7th Street NW, LLC described above were made without registration under the Securities Act of 1933 in reliance on the exemption provided by Rule 506 of Regulation D promulgated thereunder. A Form D was filed with regard to this offering on December 14, 2012.

ITEM 6. Other Present or Proposed Offerings

There are no other present or proposed offerings at this time.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1 is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation

There are no selling security holders participating in this Offering.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has previously used publications authorized by Rule 254 prior to the filing of this Offering Statement on Form 1-A. Such publications were only used with regard to prospective investors resident in Washington, DC or Virginia. The publications were first used on January 22, 2013, and the last communication with investors occurred on February 22, 2013.

Date of this Preliminary Offering Circular: October 24, 2013

PART II
OFFERING CIRCULAR

Fundrise 1539 7th Street NW, LLC

7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550

Dated: October 24, 2013

3,500 Class C Membership Units

This Offering Circular relates to the offering (the "Offering") of up to 3,500 Class C Membership Units (the "Units") in Fundrise 1539 7th Street NW, LLC (the "Company," "we" or "us"), with its principal office located at 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225, (202) 584-0550. Each Unit will represent the right to a Preferred Return calculated at the rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. The Preferred Return represents neither an annual yield on capital nor an annual return on capital. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 3,500 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Manager (the "Offering Period"). See the section entitled "Distributions" for a discussion of the terms "Cash Flow" and "Preferred Return."

The Class C Membership Units have no right to sell, assign, or transfer, and are redeemable only on the Mandatory Class C Redemption Date. Investors will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve. The Class C Membership Units receive Financial Rights, which are rights to share in distributions from the Company pursuant to Section 4.1 of the Operating Agreement, as more fully described in the section entitled "Distributions" below. Class C Membership Units receive the right to inspect the Company's books and records. The Class C Membership Units receive no rights precedent to interest held by Class A and Class B Members. The Class C Membership Units do not receive special rights in the event of bankruptcy. If the Company is dissolved, the Manager shall wind up its affairs as described in Section 7 of the Operating Agreement, as more fully described in the section entitled "Dissolution" below.

Fundrise Manager 1539 7th Street NW, LLC (the "Manager") is the Managing Member of the Company and currently owns the sole Class A Membership Unit. There currently are 134 Class B Membership Units and no Class C Membership Units outstanding.

There are three primary sources of anticipated cash flow distributions: (1) net income from rent payments, both from potential fixed rent and from percentage rent, which percentage rent is calculated as a share of the tenants sales and/or profits; (2) distributions from a refinance based on a lending institution providing additional capital proceeds as a result of collateralizing a future rental income stream and the value of the building; and (3) proceeds from a sale or liquidation of part of or all of the assets of the Company. The Company may make distributions in excess of free-cash-flow-to-firm from a refinance or a sale/liquidation of Company assets.

This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will use their commercially reasonable best efforts in an attempt to sell the Units. Messrs. Miller will not receive any commission or any other remuneration for these sales. Daniel S. Miller will be the sole seller of the issuer's securities in Maryland. In offering the Units on our behalf, Messrs. Miller will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Units will be offered for sale at a fixed price of $100.00 per Unit. If all of the Units are purchased, the gross proceeds to us will be $350,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Date of this Preliminary Offering Circular: October 24, 2013

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's Amended and Restated Operating Agreement, dated September 4, 2013 and attached as Exhibit 2.2 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Manager.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 5 of this Offering Circular for a discussion of the following and other risks:

- Since its inception through May 31, 2013, the Manager has recorded a net loss and has had no revenue;
- The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property;
- The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives;
- The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;
- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;
- Your investment is highly illiquid and the Company does not intend to provide any liquidity options;
- If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated; and
- The interest of the Manager, the principals and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price to the Public	**Commissions**	**Net Proceeds (25% of Units Sold)**	**Net Proceeds (50% of Units Sold)**	**Net Proceeds (75% of Units Sold)**	**Net Proceeds (100% of Units Sold)**
Per Unit	**$100**	N/A	**$100**	**$100**	**$100**	**$100**
Total (1)	$350,000	N/A	87,500	$175,000	$262,500	$350,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $50,000.

Date of this Preliminary Offering Circular: October 24, 2013

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO REGISTER THE OFFERING WITH THE DISTRICT OF COLUMBIA, MARYLAND AND VIRGINIA STATE SECURITIES REGULATORY BODIES, AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DIVISION OF SECURITIES OF THE OFFICE OF THE ATTORNEY GENERAL OF MARYLAND, BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF MARYLAND PURSUANT TO REGISTRATION WITH THE DIVISION OF SECURITIES OF THE OFFICE OF THE ATTORNEY GENERAL OF MARYLAND, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Preliminary Offering Circular: October 24, 2013

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Date of this Preliminary Offering Circular: October 24, 2013

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we," "us," "our," "Company," "management," or similar terms collectively refer to Fundrise 1539 7th Street NW, LLC, a Delaware limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Business

General

Fundrise 1539 7th Street NW, LLC is a development stage company that was formed on August 14, 2012, as a Delaware limited liability company. Our principal offices are located at 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 1539 7th Street NW in Washington, DC (the "Property"). We have a limited operating history and have generated limited revenue.

Our Manager, Fundrise Manager 1539 7th Street NW, LLC, a Virginia limited liability company, owns all of our Class A Membership Units, giving it sole voting and management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is owned and controlled by Benjamin S. Miller and Daniel S. Miller who, together, control all of the Manager's voting and management rights.

The Property

The Property, which is located at 1539 7th Street NW, Washington, DC in the rapidly growing Shaw corridor, consists of a two-story approximately 3,024 square-foot masonry building, including a 594 square foot basement, on one lot totaling approximately 1,528 square feet. The Property is currently vacant and Management has begun the design process.

The Company was party to an agreement to purchase the Property for $852,000 and closed on the purchase of the Property on October 19, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans to the Company, with interest.

The Business Plan

Following its acquisition of the Property, the Company plans to renovate or redevelop the Property. In connection with the renovation or redevelopment of the Property, the Company may employ community-based design, or "crowdsourcing," by allowing residents of the community in which the Property sits to provide input on the ultimate design and use of the Property on Popularise.com. Management also intends to engage in direct conversations with restaurateurs and retailers from around the city.

We believe that a fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, while providing for long-term appreciation of the Property as the Shaw neighborhood continues its growth.

Management expects to lease the property for approximately $120,000 triple-net a year at stabilization, which, if achieved, will lead to a projected unlevered yield to the Company of approximately 7.8% at stabilization. Projected unlevered yield is commonly defined as cash flows before debt service divided by the total cost of the project. Total cost of the project is projected to be approximately $1,542,000, or acquisition costs of approximately $1,042,000 plus development costs of approximately $500,000. The Company has estimated the project costs based on vacant buildings in similar condition that Management has previously acquired and developed in the District of Columbia, such as the property located 1351 H Street NE, Washington, DC 20002. The projected unlevered yield of approximately 7.8% at stabilization is calculated as total net rent divided by total cost, or $120,000 / $1,542,000, which equals approximately 7.8%. The projected unlevered yield is related only to the acquisition and development of the Property, not to the Company's performance, as the projection does not include assumptions for the expenses of the Company. While the Property is limited solely to commercial use, Management expects long-term appreciation in the overall local retail real estate market due to the imminent completion of more than 3,600 residential units under construction or in planned unit development. Management believes that the completion of these residential units would lead to increased demand for office and retail space, and is therefore a good leading indicator of the strength of the retail real estate market in the neighborhood. The Company expects to sell or refinance the Property within 3 to 5 years.

The Offering

Issuer	Fundrise 1539 7th Street NW, LLC, a Delaware limited liability company.
Manager	Fundrise Manager 1539 7th Street NW, LLC, a Virginia limited liability company.
Security Offered	Class C Membership Units. Each Unit shall represent the right to a Preferred Return calculated at a rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return.
Price per Unit	$100
Minimum Offering	None. The Company has not established a minimum offering amount because Management believes that the Company is viable without the funds to be raised through this Offering.
Maximum Offering	$350,000 (3,500 Units).
Minimum Investment	$100 (i.e., one Unit at $100 per Unit).
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of all 3,500 Units, (2) one year after the date of this Offering Circular, or (3) at such date prior to one year as may be determined by the Manager. The Offering may be terminated at our election at any time.
Investors	Those persons who purchase Units in accordance with the terms of this Offering. The Manager and/or one or more of its affiliates, including Rise Development LLC ("Rise Development"), the development company wholly

owned by Benjamin S. Miller and Daniel S. Miller. Messrs. Miller may participate in the Offering on the same terms as other Investors.

Interest Holders Those persons who hold an interest in the Company as a member of the Company.

Voting Rights Investors will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve.

Preferred Return Investors who make capital contributions to the Company are entitled to accrue a return on investment calculated at the rate of eight percent (8%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Investors, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan is made to the Company by the Investors in question and continuing until such Capital Contribution is repaid or returned in full, provided that, with respect to the Class C Members, if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return applicable to such Class C Member Interest shall thereafter be increased (i) from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing until the first (1st) anniversary thereof or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, (ii) from 12% per annum to 14% per annum, commencing on the first (1st) anniversary of the Mandatory Class C Redemption Date and continuing until the second (2nd) anniversary thereof, or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, and (iii) from 14% per annum to 16% per annum, commencing on the second (2nd) anniversary of the Mandatory Class C Redemption Date and continuing thereafter at 16% per annum until the date upon which the Class C Member Interest is fully redeemed. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return.

Mandatory Class C Redemption Date The Mandatory Class C Redemption Date means the fifth (5th) anniversary of the date upon which a Class C Member Interest is first issued to the applicable Class C Member.

Distributions **The timing and aggregate amount of cash distributions, if any, are generally at the sole discretion of the Manager. No assurances can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.**

All Cash Flow shall be distributed and applied by the Company in the following order of priority: (a) to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then* (b) to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then* (c) to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class C Members; *then* (d) to the Class C Members, *pro rata,* in proportion to their relative Adjusted Capital Balances, until the

Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as a Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company; *then* (e) to the Class A Member and Class B Members, *pro rata*, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class A Members; *then* (f) to the Class A Member and Class B Members, *pro rata*, in proportion to their relative Percentage Interests, until the total distributions made pursuant to this clause (f) cause the Class A Member and Class B Members to achieve a cumulative annual rate of return on capital of eight percent (8%); *then* (g) on a *pari passu* basis, (i) seventy-five percent (75%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) twenty-five percent (25%) of any remaining Cash Flow shall be distributed to the Class A Member, until the total distributions made pursuant to this clause (g) cause the Class B Members to achieve a cumulative annual rate of return (compounding monthly) on capital of fifteen percent (15%); and (h) finally, and on a *pari passu* basis, (i) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class A Member. See the "Distributions" section.

Dilution

The Class C Membership Interests shall not dilute the outstanding Class A and Class B Membership Interests.

The Class C Membership Interests are subject to an immediate decrease in book value after the close of the Offering and the deduction of offering expenses. For a more in depth discussion on the dilution of the Class C Membership Interests, see the section entitled "Dilution".

Use of Proceeds

The net proceeds of this Offering will be used (i) to provide tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Expenses of the Offering are estimated to be approximately $50,000.

Transfer Restrictions

The Operating Agreement restricts the transferability of the Units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The Operating Agreement also provides for drag-along rights, which allows the Manager to sell all the interests in the Company including the individual interests of the Class C members. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.

General Repurchase Right

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by

	the Manager. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.
Personal Conduct Repurchase Right	In the event that an Investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Litigation Repurchase Right	In the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Liquidity of Units	There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors.
Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in Maryland, Washington, DC, Virginia and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction where this Offering has not been registered. This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will attempt to sell the shares to prospective Investors without the use of an underwriter. Daniel S. Miller will be the sole seller of the issuer's securities in Maryland. We will not pay any commission or other remuneration to Messrs. Miller for these efforts. Messrs. Miller intend to utilize the Fundrise platform ("Fundrise" or "Fundrise.com") as part of their efforts in offering and selling the Units; however, Fundrise will not receive any commission or other remuneration for providing this service. The Fundrise platform is not subject to the requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(6) of the Securities Act, and, therefore, does not meet the definition of a "funding portal."

Summary Financial Information

Balance Sheet Data	From inception August 14, 2012 to May 31, 2013 (unaudited)
Cash and WIP	$338,248
Fixed Assets	$889,582
Other Assets	$78,160
Total Assets	**$1,305,990**
Current Liabilities	3,095
Long-term Liabilities - Loans	$639,000
Total Liabilities	**$642,095**
Total Member Equity	**$663,895**

Total Liability and Equity	**$1,305,990**

Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our Manager, Fundrise Manager 1539 7th Street NW, LLC, at 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225. Our telephone number is (202) 584-0550 and our email address is support@fundrise.com.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

Manager's net loss and lack of revenue.

Since its inception through May 31, 2013, our Manager has recorded a net loss and has had no revenue. Such losses have been due to expenses related to start-up costs incurred as the Manager grew its business and established the Company. There can be no assurance that the Manager will generate significant revenues or be profitable in the future. If the Manager is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of its Class A Membership Interests.

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance of additional membership interests or securities convertible into membership interests. If we issue additional membership interests or convertible securities, our then-existing Interest Holders may face substantial dilution. In addition to diluting our then-existing Interest Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the Property. Equity interests in the subsidiaries of the Company planned to hold title to the Property may also be publicly or privately offered. Such offerings would have the effect of indirectly diluting members of the Company. Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable terms or at all. The only cash immediately available to us is the cash in our bank account.

The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives.

The Company has not established any minimum offering amount that must be raised to carry out the business objectives contemplated in the offering document. There is no assurance that the Company will raise sufficient funds to carry out its business objectives, including payment of offering expenses, provision for tenant allowance, establishment of debt service reserves, provision for other construction cost contingencies and other working capital needs.

The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Manager's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Manager, the principals and its other affiliates have not previously developed a project similar to the Property. No assurances can be given that the Company can operate profitably.

You may be liable in certain circumstances for the repayment of distributions.

You may be personally liable for any debts or losses of the Company up to the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. You may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class C Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The Class C Membership Units' lack of voting rights gives all control under the Operating Agreement to the Manager. The Manager's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

Investors may be required to make additional capital contributions.

In the event the Company needs additional funds, Class A and Class B members may be required to make additional capital contributions to the Company. In the event any such member fails to fund its proportionate amount of the Required Amount, then the other members may (but shall not be required to) contribute such capital on behalf of the defaulting member (if more than one such other member desires to make such contribution, they shall do so in proportion to their percentages). Such capital shall be deemed a loan from the contributing member(s) to the defaulting member bearing interest at most of fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow to the defaulting member (before any distributions are made to the defaulting member). Pursuant to Section 3.2.2(i) of the Operating Agreement, Class C members cannot be required to participate in capital calls. In the event the Company requires but is not unable to obtain the additional funds necessary to maintain operations, the Company may fail and you may lose your entire investment.

Investors have no rights to any return of their capital contributions and may lose their entire investment.

Investors have no rights to any return of their capital contributions. This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- changes in the general economic climate and market conditions, those applicable to Washington, DC, or those applicable to the Shaw neighborhood;

- changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;
- complications involving the renovation or redevelopment of the Property;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining assets after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Property is currently vacant and we may not be able to find a tenant.

The Property is currently vacant. The Company may not be able to find a tenant willing to rent the Property on commercially reasonable terms or at all. If the Company is unable to secure a tenant for the Property, the Company may have no Cash Flow, may require additional capital to maintain the Property, and may be forced to find a tenant. If the Company cannot find a suitable tenant, in a reasonable amount of time or at all, it may not receive any revenues at all and it may be forced to use its existing assets to cover the costs for property operating costs, debt service, insurance, and real estate taxes.

If the Company is able to lease the Property, the Company's revenues, if any, will likely be derived from one tenant, and the loss of that tenant could leave the Company without revenues if a suitable replacement is not found.

All of the Company's projected revenues will likely be derived from one tenant, which the Company anticipates will fund all property operating costs, insurance and real estate taxes. If such tenant were to elect not to extend any lease or were to otherwise abandon the lease and no suitable replacement could be found, the Company would have no Cash Flow, could require additional capital to maintain the Property, and could be forced to find a replacement tenant. If the Company were unable to find a suitable replacement tenant, in a reasonable amount of time or at all, its revenues could decrease or it could not receive any revenues at all and it could be forced to cover the costs for property operating costs, insurance and real estate taxes.

The ability of any new business to continue as a going concern is uncertain, and a default by a tenant could result in the Property becoming vacant and difficult to re-lease.

The Property may be leased to a tenant operating a new business, and it is uncertain that such business will have the ability to continue as a going concern. In the event that a tenant defaults on a lease, the Property may become vacant, and we may be unable either to re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures relating to the Property. In addition, we could experience delays in enforcing our rights against, and collecting rents and other expenses due from the tenant. Finally, we may have to incur substantial expenditures in connection with any re-leasing, as the Property is expected to be specifically suited to a tenant. Any delay or substantial expenditures we experience in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make distributions to our stockholders.

If the Company decides to renovate or redevelop the Property, it may be unsuccessful.

The Company plans to renovate or redevelop the Property. The Company may be unsuccessful in its renovation or redevelopment efforts due to a variety of factors, including mismanagement, the poor selection of third-party contractors, an inability to raise the necessary capital to complete the renovation or redevelopment, changes in zoning laws and increases in construction costs. If the renovation or redevelopment effort is delayed, suffers significant cost increases, does not prove as valuable as projected or cannot be completed, the Company may become unprofitable or be forced to dispose of the Property for a price that is less than the Company's then outstanding liabilities.

The Company is liable for any potential environmental hazards.

Our failure to uncover and adequately protect against environmental issues in connection with the purchase of the Property may subject us to liability as the owner of the Property. State, local and federal environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as the owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the Company. In the event of such liability, the Company may be forced to use part or all of Investors' capital contributions to cover the costs to remedy any environmental hazards, which could adversely impact the value of your investment.

The Company is liable for any potential ADA violations.

Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. The Company is liable for any non-compliance with ADA requirements. In the event of non-compliance, the Company may be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In the event of such liability, the Company may be forced to use part or all of investors' capital contributions to cover the costs of ADA compliance, which could adversely impact the value of your investment.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and property in the Washington, DC area, particularly within the Shaw neighborhood where the Property is located and in surrounding areas. A lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Manager.

The Company may also face competition from properties owned or controlled by affiliates of the Manager. Affiliates of the Manager may also acquire or lease other property in the same neighborhood as the Property.

The Company may be subject to the risks of leverage.

The Company has obtained a mortgage on all of the Property and is required to not exceed certain debt service coverage ratios and loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected, the Company may not have sufficient Cash Flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company will face a risk of forfeiture or foreclosure of its interest in the Property.

The Manager's liability will be limited.

Pursuant to the Operating Agreement, the Manager, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities or expenses (including reasonable legal fees, expenses and related charges and cost of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Manager, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Manager is requested to take or refrained from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes, or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms, if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenants or third-parties thereon or could force the Company to cease leasing the Property.

The Company may never make distributions.

Payment of distributions, including the Preferred Return, and the amounts thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Members, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

The Company does not maintain key man life insurance for the principals of the Manager.

The Company depends on the continued contributions of the principals of our Manager, Benjamin S. Miller and Daniel S. Miller, who handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on either of their lives and the loss of services of either of these individuals could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

RISKS RELATED TO THE OFFERING

An investment in the Company's securities is highly speculative and you may lose your entire investment.

An investment in our securities is highly speculative and subject to numerous and substantial risks. You should not invest in the Company unless you can afford to lose your entire investment. This Offering is intended for investors who can accept the applicable risks. Prospective investors should not subscribe unless they can readily bear the consequences of the loss of their entire investment.

There is a dilutive book value effect on the Class C Membership Units.

After giving effect to the sale of 3,500 Class C Membership Units in this Offering at the offering price of $100.00 per Unit for a total offering size of $350,000.00, and after deducting the estimated offering expenses of $50,000.00, our adjusted net tangible book value as of May 31, 2013 would be approximately $300,000.00, or $85.71 per Class C Membership Unit. This represents an immediate decrease in net tangible book value of approximately $50,000.00 (14.29%) to the Class C members (or approximately $14.29 per Class C Membership Unit). The Class C Membership Units shall not dilute the Class A or Class B Membership Units.

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment.

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options.

There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors. Additionally, the Operating Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and requires an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

The Company may exercise its right of repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. The Company may exercise a right of repurchase for ay reason, including but not limited to removing a Member from the Company or increasing earnings-per-share by reducing the number of outstanding Units. If the Company exercises this right, then you will no longer be a Member of the Company. In the event the Company exercises a right of repurchase, the Operating Agreement allows for the Manager, in its sole discretion, to appoint the appraiser who will be responsible for determining the fair market value of the Units. If the Manager appoints an appraiser, both the Company and the Member will be bound by the valuation determined by such appraiser, which may result in a diminished repurchase price.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation.

The Operating Agreement allows for the Company to exercise a right to repurchase all of the Units held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or proceeding against the Company. If the Company exercises this right with regard to the Units held by you, then you will no longer be a Member of the Company.

Investors are subject to the obligations and representations as Class C members described in the Company's Operating Agreement.

Holders of Units will be subject to the obligations and representations as Class C members described in the Company's Operating Agreement. Each Investor Member warrants and represents to the Manager that he, she or it:

- has received, reviewed, and understood the Company's Private Placement Memorandum and the has relied on nothing other than the Private Placement Memorandum, the Operating Agreement, and any associate subscription agreement in deciding whether to make an investment in the Company;

- has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information,;

- is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the investment in the Company;

- understands the risk involved with the Company's Business, including the risk of loss of such Member's entire investment;

- understands that there is no guarantee that the Company will be financially successful or that the value of such Member's ownership interest and investment in the Company will appreciate or maintain its value;

- has sufficient financial resources so that he/she/it can hold his/her/its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment;

- has carefully read, reviewed and is familiar with the Operating Agreement;

- has carefully reviewed all of the Risk Factors identified in the Company's Offering Circular and/or Private Placement Memorandum therein, and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

- is aware (1) that there is no public market for the Class B Membership Units and/or the Class C Membership Units, if any, (2) that it is not intended that such a market will develop or be created, and (iii) that it will not be possible to readily liquidate this investment;

- acknowledges and agrees that any interest earned on the Investor's investment may be used by the Company, and that such interest (if any) will not be refunded to the Investor; and

- will complete and sign a Subscription Agreement and, by so doing, will be deemed also to have executed the Operating Agreement.

See Section 9 of the Operating Agreement for a further discussion of the obligations and representations of the Class C members.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company.

It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Manager and their affiliates.

Benjamin S. Miller and Daniel S. Miller are principals in the Manager and its affiliate, Rise Development, which provides asset management and other services to the Company. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Interest Holders and the value of the Securities. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

The interest of the Manager, the principals and its other affiliates may conflict with your interests.

The Operating Agreement provides the Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of the Manager, the principals and its other affiliates. This risk is increased by the Manager being controlled by Daniel S. Miller and Benjamin S. Miller, brothers who anticipate participating directly or indirectly in the Offering and may own a substantial percentage of the Class C Membership Units upon completion of the Offering. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, the principals and/or its other affiliates may acquire and operate other real estate projects for their own respective accounts, whether or not competitive with the Property;

- the Manager, the principals and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the Manager, the principals and its other affiliates for their own benefit;

- the Company may engage the Manager or affiliates of the manager to perform services at prevailing market rates. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis;

- the Manager, the principals and its other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and

- the Company, the Manager, and the prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of the Operating Agreement or the Subscription Agreement, or this Offering.

Certain affiliates of the Company may, from time to time, provide the Company with loans to pay third-party costs of the Property and some or all of the proceeds of this Offering or distributions could be used to repay such loans with interest.

The Company was party to an agreement to purchase the Property and closed on the purchase of the Property on October 19, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware are set forth below. The effect of certain tax consequences on an Interest Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the State of Delaware. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Because the partnership will be doing business in the District of Columbia, it may have to file a tax return in and be subject to the payment of income tax in the District of Columbia pursuant to the DC unincorporated business franchise tax. Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Interest Holders or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Interest Holders' personal tax returns, and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change in the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Interest Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Interest Holders may have possible Federal income tax liability in excess of cash distributions.

The Manager believes that there is a reasonable basis to assume that the Company will be treated as a partnership for federal income tax purposes and will not be subject to federal income tax. Each Interest Holder will be taxed on the Interest Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Interest Holders. An Interest Holder's allocable share of the Company's cash distribution is subject to federal income taxation only to the extent the amount of such distribution exceeds the Interest Holder's tax basis in the Interest Holder's interest at the time of the distribution. Additionally, distributions, which exceed the amount for which an Interest Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that an Interest Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on an Interest Holder's allocable share of the Company's taxable income may exceed distributions to such Interest Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publicly that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of an Interest Holder by decreasing the allowable deduction attributed to each Interest Holder for the year in question.

Tax auditing procedures will be under control of the manager.

Any audit of items of income, gain, loss or credits of a Company will be administered at the partnership level. The decisions made by the Manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Interest Holders.

Changes in Federal income tax laws and policies may adversely affect Interest Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Interest Holders.

Risks related to tax shelter - imposition of accuracy-related penalty on underpayments (Code Section 6662).

An Interest Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Interest Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or a personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (25%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Manager believes that that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Interest Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income tax return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the Internal Revenue Service.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A - Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A - Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same type of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other taxpayers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON THE ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds," contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this preliminary Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Date of this Preliminary Offering Circular: October 24, 2013

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the State of Delaware. The primary purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property, which consists of real estate located at 1539 7th Street NW in Washington, DC. The Property consists of a two-story, approximately 3,024 square-foot, masonry building, including a 594 square foot basement, on one lot totaling approximately 1,528 square feet. The Property is currently vacant and Management has begun the design process.

The Company was party to an agreement to purchase the Property for $852,000 and closed on the purchase of the Property on October 19, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest. The Company anticipates that a zero percent (0%) interest rate would apply to any such affiliate loans.

Due to its location in the middle of the rapidly growing Shaw corridor, the Property offers renovation or redevelopment opportunities over the short- to mid-term. Although the Property is currently vacant, the Company believes the Property can be renovated or redeveloped into a 3,024 square foot restaurant or retail establishment. The Property is lot numbered Four Hundred and Forty-Five (445) in Square One Hundred and Seventy-Nine (179).

Key Property Highlights

- Management believes that the Property is well-suited for a restaurant or entertainment venue
- Over 3,600 new residential units, 745,000 square feet of retail, 1,231,000 square feet of office, and 1,350 hotel rooms planned or under construction within ¾ mile

Source: Streetsense "Jefferson at Market Place"

Key Financial Highlights

- Projected 7.8% projected unlevered yield to the Company at stabilization
- In Management's opinion, there is tremendous growth of real estate in the Shaw neighborhood

Upon acquiring the Property, Rise Development began working with an architect and design team to create a retail or restaurant space.

We estimate that it will take nine months to design, permit, and build-out the space, and that approximately $500,000 in building improvements (both hard and soft costs) will be necessary for renovation construction and leasing. The cost estimate includes all tenant improvement costs and leasing commissions and/or fees payable by the Company. The breakdown of the development costs is as follows:

Hard Costs:	
Design	$25,000
Permitting & Expediting	8,000
Environmental	15,000
Utility Upgrades	30,000
Exterior / Façade Work	25,000
Structural Repairs	80,000
MEP Work	60,000
Interior Improvements	100,000
Total Hard Costs:	$343,000

Soft Costs:	
Development Fee	$50,000
Leasing Fee	45,000
Architect's Fee	15,000
Interest & Carry Cost	27,158
Real Estate Taxes	13,093
Insurance	6,000
Total Soft Costs:	$156,251
Total Development Costs:	$499,251

The Company plans to market the Property for lease using an online platform, called Popularise.com, which seeks input from the local community on the potential uses and tenants for the Property. Once the Property secures a lease, an affiliate of the Manager will lead a renovation of the building, including a new façade, gutting the structure, and build-out (such as sprinklers, electrical, plumbing, roofing, and carpentry).

The Manager is currently in talks with several of the city's small businesses that are actively seeking space in the Shaw corridor. Newly built-out retail/restaurant space in Shaw leases for approximately $40 to $50 per square foot ("PSF") (see comparable rents in table below). Once the lease has been signed and the property has been stabilized, Management also expects appreciation in the Shaw corridor real estate market. Assuming an annual net lease payment of $120,000 per year at 3,024 square feet, the Property would lease for $39.68 per square foot, comparable to net "asking" rents in the Shaw neighborhood. If the Property were not leased to a retail or restaurant tenant, the use of the Property could potentially impact the rental rate. The table below lists net "asking" rents in Washington, DC, as of May 24th, 2013, for currently vacant buildings in similar condition that are on the market and available for rent. Under these assumptions, the unlevered projected yield at stabilization is projected to be approximately 7.8%. Projected unlevered yield is commonly defined as cash flows before debt service divided by total cost of the project. Total cost of the project is projected to be approximately $1,542,000, or acquisition costs of approximately $1,042,000 plus development costs of approximately $500,000. The Company has estimated the project costs based on vacant buildings in similar condition that Management has previously acquired and developed in the District of Columbia, such as the property located 1351 H Street NE, Washington, DC 20002 and the property located at 906 H Street NE, Washington, DC 20002. The projected unlevered yield of approximately 7.8% at stabilization is calculated as total net rent divided by total cost, or $120,000 / $1,542,000, which equals approximately 7.8%. The projected unlevered yield is related only to the acquisition and development of the Property, not the Company's performance, as the projection does not include assumptions for the expenses of the Company.

The following comparable net "asking" rents in Washington, DC, as of May 24th, 2013, are for currently vacant buildings in similar condition that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1238 9th Street NW	3,500	Retail/Restaurant	40	$50
636 Florida Ave NW	1,800	Retail/Restaurant	60	$41
626 S Street NW	1,160	Retail/Restaurant	60	$40

Source: Loopnet.com

While the Shaw corridor is popular with nightlife and other themed drinking establishments, the Manager believes it is underserved for other uses, such as retail or full-service restaurants. The neighborhood is poised to experience a growth in new residents due to the imminent completion of more than 3,600 residential units under construction or in planned unit development. As a result, the demand for restaurants and retail should increase.

The Property is currently encumbered by a mortgage whereby a first lien deed of trust secures a variable promissory note (the "Note") to City First Bank of DC, NA ("CFB") in the original principal amount of $975,000, of which approximately $639,000 was drawn down at purchase and the remaining $336,000 will be used for the redevelopment of the Property. The Note is guaranteed by Benjamin S. Miller and Daniel S. Miller. Interest on the Note shall accrue at the variable rate defined by 1.0% per annum plus the *Wall Street Journal* "Prime Rate" from October 19, 2012 to April 19, 2014, after which the Company must begin to make payments to loan principal at a 25-year amortization rate and 5.25% interest rate. The entire outstanding Note is due and payable on April 19, 2024, with no option for extension. Beginning with the period commencing April 19, 2014, the Property shall support at all times a Debt Service Coverage Ratio ("DSCR") for the Property of not less than 1.20:1.00. The DSCR is calculated on December 31st of each and every calendar year during the loan period based on a trailing 12-month period evidenced by the Company's year-end tax returns. The DSCR will be calculated as net profit plus depreciation plus interest expense divided by the total debt payments. Net profit will be calculated as the rent payments from the triple-net lease. If at any time the Property is not leased and occupied with a tenant paying rent or does not have an acceptable DSCR, the Company shall have the option to post cash collateral equal to the amount of principal and interest due under the Note for the one year period.

The Company conducted a series of customary environmental tests and studies on the site prior to its acquisition of the Property on October 19, 2012. This assessment has revealed no evidence of any environmental hazards or recognized environmental conditions in connection with the property. The Company expects the prospective development of the Property to have little to no negative impact on the environmental conditions of the Property.

The Company believes that while the Washington, DC retail real estate market has been strong over the last five years, there exists a gap for local operators in emerging markets, mainly due to a lack of traditional financing. The Company believes that these inefficiencies in the market provide opportunities for well-capitalized and creative Investors with an understanding of local real estate.

A fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, as the Shaw corridor continues its emergent growth as one of the most rapidly transforming neighborhoods in Washington, DC.

The Company expects to sell or refinance the Property within three to five years of the date of this Offering.

Market Context

The Shaw corridor is a half-mile strip that is home to new restaurants, clubs, coffee houses and diverse dining opportunities catering to DC's young professionals and long-term residents. Shaw is a transforming new mixed-use district in Washington, DC. The recent restoration of the historic Howard Theater and the construction of the Washington Convention Center has helped revitalize this vibrant neighborhood.

In April 2012, the Howard Theater – a 1900s-style theater that had stood vacant since the 1968 riots – opened its doors after a $29 million renovation. After several false starts in the late 1970's and early 1980's to reinvigorate the theater, today, the Howard Theater is enjoying rebirth and a new era in its long history. The refurbished, historic landmark now includes more than 12,000 square feet: two-story theater, full-service restaurant and kitchen, two bars and a green room for the performers and artists. As part of the renovation, the City's economic development plans embraced the creation of a residential and retail zone as a method of bringing social and economic revitalization to the Shaw corridor.

7th Street NW is also an integral part of the Great Streets Initiative, an economic development project led by the District of Columbia to transform up-and-coming corridors into thriving neighborhood commercial districts. Millions of dollars in new streetlights, curbs and sidewalks, trees and landscaping have been, and will be, invested in the Shaw corridor. The fruits of this investment are being realized today with the planning and construction of more than 3,600 residential units, 2 new top-tier hotels, and the largest grocery store in Washington, DC, which are breathing energy and excitement into this neighborhood bordered by Howard University, the U Street Corridor, and Logan Circle.

The Shaw corridor is served by the Shaw / Howard U and Mount Vernon Square / Convention Center metro stations, at either end of the corridor. The Shaw corridor will benefit from easily accessible public transportation.

Property Background

The Property, which is located at 1539 7th Street NW, Washington, DC 20001, is in the middle of the rapidly developing Shaw corridor on the east side of 7th Street NW, between P and Q Streets. The Property consists of a two-story, approximately 3,024 square-foot, masonry building, including a 594 square foot basement, on one lot totaling approximately 1,528 square feet. The Property is currently vacant and Management has begun the design process.

The Manager

Fundrise Manager 1539 7th Street NW, LLC is the Company's Manager. The Manager is located at 7400 Beaufont Springs Drive, North Chesterfield, VA 23225 and has the telephone number (202) 584-0550. The members and managers of the Manager are Benjamin S. Miller and Daniel S. Miller.

Messrs. Miller have managed two similar offerings with similar investment objectives, for the issuing entities Fundrise 1351 H Street LLC and Fundrise 906 H Street NE LLC, in their capacity as managers of the respective managing entities of each issuer. The Fundrise 906 H Street NE LLC ("Fundrise 906") offering has been fully subscribed as of August 2013, and is expected to close in September 2013. The Fundrise 906 offering raised the maximum offering amount of $350,000 from 361 investors. The property owned by Fundrise 906, located at 906-908 H Street NE in Washington, DC, is currently in the design phase of a cold/dark shell build-out for a tenant. Construction of the shell is anticipated to be complete in February 2014, around which time Fundrise 906 anticipates having a signed lease. The Fundrise 1351 H Street LLC ("Fundrise 1351") offering closed in November 2012 after raising the maximum offering amount of $325,000 from 175 investors. The property owned by Fundrise 1351, 1351 H Street NE, Washington, DC 20002, is currently under construction and is scheduled to open in January 2014. The property is leased to Maketto, a joint retail/restaurant venture between a DC-based clothing brand DURKL and the chef behind the popular Toki Underground restaurant.

The Manager is a development stage company that was formed on August 13, 2012, as a Virginia limited liability company. The sole purpose of the Manager is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Washington, DC. The principals of the Manager have evaluated a number of potential properties for acquisition in Washington, DC. 1351 H Street NE has been gutted to the masonry and leased to Maketto, a joint retail and restaurant tenant. Tenant build-out commenced in April 2013 and should be completed in November 2013. 1207 H Street is currently leased to AutoZone and not under construction. 906 H Street NE has been gutted and underwent renovations to prepare the building for use as an event space during the leasing period. The renovation should was completed in January 2013. Otherwise, the Manager has a limited operating history and has generated limited revenue.

As provided for in Section 5.5.1 of the Operating Agreement, the following fees and amounts have accrued and been paid, or will accrue and be payable, to the Manager or its affiliates, as of May 31, 2013:

1. Acquisition Fee: 1% of the purchase price of the Property - $8,520.00;
2. Asset Management Fee (recurring monthly): 1% of the cash investment of the Members in the Property - $3,458.20;
3. Financing Fee: 1% of the amount of any financing of the Property - $9,750.00;
4. Payment Guaranty Fee (Personal Recourse): 1% of the principal amount of any recourse financing of the Property as to which the Manager or its Affiliates delivers a payment guaranty - $9,750.00; and
5. Other Guaranty Fee (Personal Indemnification): 1% of the principal amount of any financing of the Property with respect to which the Manager, or its Members and/or Affiliates, deliver a completion guaranty, carve-out guaranty, and/or environmental indemnity, payable upon closing of the applicable financing transaction - $9,750.00.

The Company has engaged Rise Development for ongoing asset management. Pursuant to Section 5.5.3 of the Operating Agreement, the Company may also engage Rise Development for "other real estate services." Such services may include, but are not limited to, property management or construction management. Currently, the Company intends to outsource such services to an unaffiliated third party. However, in cases where the Manager deems it necessary, Section 5.5.3 of the Operating Agreement allows the Manager the to engage an affiliated entity, such as Rise Development, to perform real estate services for the Company. Fees for other real estate services, regardless of whether due to an affiliated entity or an unaffiliated third party, are anticipated in the following schedule of commercially reasonable market rates:

1. Leasing Fee: 3% of base rent of initial term and 1% of base rent of renewal term;
2. Development Fee: 5% of total development costs, including the acquisition of the Property, plus monthly, recurring reimbursement for hourly staff time at a 3 times multiple of direct hourly wages; and
3. Sales Fee: 1% of the sales price of the Property.

The Manager is an affiliate of Rise Development, a value-oriented real estate development company specializing in financing, development, leasing, and operations of retail and mixed-use Property in the greater Mid-Atlantic region. Leveraging the long history of its family business, Western Development Corporation—a premier mixed-use, retail development company in Washington, DC—Rise Development focuses on acquiring and reinventing properties with untapped development potential. The members and managers of Rise Development are Benjamin S. Miller and Daniel S. Miller, who each own 50% of Rise Development.

For accounting purposes, Rise Companies Corp., an affiliate of the Manager, has collected and held fees on behalf of Rise Development and the Manager. Rise Companies Corp. does not perform the obligations of the Manager and is not entitled to any of the fees detailed in this Offering Circular. From time to time, Rise Companies Corp. may advance funds to the Company on a short-term basis. The members and managers of Rise Companies Corp. are Benjamin S. Miller and Daniel S. Miller, who each own 50% of Rise Companies Corp.

The Company has no employees and does not plan to hire any employees in the next twelve months.

Management of Property

The Property is currently vacant and the Company currently has no source of revenue. After acquiring the Property, the Company plans to either renovate or redevelop the Property. Following renovation or redevelopment, the Company's sole source of revenue is expected to come from a single tenant occupying the Property.

Management believes the following scenario is most likely for the Property:

Renovation and Lease: The Property could be renovated into a retail or restaurant venue. The size and shape of the building already fit the potential use with an estimated $500,000 of total development improvements necessary to convert the building. Recent comparable net rents are $40 to $50 per square foot annually.

The following table provides comparable net "asking" rents in Washington, DC, as of May 24th, 2013. The examples in the table are currently vacant buildings in similar condition to the Property that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1238 9th Street NW	3,500	Retail/Restaurant	40	$50
636 Florida Ave NW	1,800	Retail/Restaurant	60	$41
626 S Street NW	1,160	Retail/Restaurant	60	$40

Sources: Loopnet.com

The Property is located at 1539 7th Street NW, specifically within the District of Columbia's designated zone for the neighborhood-serving Great Streets Initiative for the 7th Street and Georgia Avenue Corridor. According to the District of Columbia's Office of the Deputy Mayor for Planning and Economic Development ("ODMPED"):

> "The 7th Street and Georgia Avenue NW corridor is 5.6 miles in length. It extends from Mount Vernon Square to Eastern Avenue NW. The corridor is one of the District's longest and is bound by many neighborhoods and institutions. The Washington, DC Convention Center anchors the southern end of this corridor; Howard University, its lower middle; and Walter Reed Army Medical Center, its north end. Goals [of the Great Streets Initiative are to] transform the

7th Street and Georgia Avenue Corridor into a thriving and inviting neighborhood center." (Source: District of Columbia's ODMPED at http://dmped.dc.gov/DC/DMPED/Programs+and+Initiatives/Great+Streets/7th+Street+and+Georgia+Avenue+Great+Streets+Initiative)

Within the Shaw corridor there are a number of small buildings of 1,000 to 5,000 square feet competing for commercial tenants, such as restaurants, bars, retailers, and community services. These buildings provide unique storefronts and may be able to lease at a lower rates per square foot due to existing building conditions and acquisitions prices below replacement costs. On the other hand, many of these buildings are already leased to successful restaurants and bars, offering competition for neighborhood traffic and dining.

The closest major competitor along the Shaw corridor is the Jefferson at Market Place, a mixed-use redevelopment currently under construction, with 13,400 square feet of retail, located on the western side of 7th Street NW between P and Q Streets. While this property and others could potentially compete for tenants and financing if the Company redevelops 1539 7th Street NW, management views these developments as a benefit, bringing new residents, improved streetscape and street vitality, and overall urban renewal to the neighborhood.

Regulation

The Company's business practices and the Property are regulated by numerous federal, state and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws
The Class C Membership Units offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"), and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class C Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering. The offering and proposed sale of Class C Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations
The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property are also be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property are re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all. The Company is currently registered as a foreign limited liability company in the District of Columbia. The Company may suffer adverse consequences if such registration was revoked or suspended.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $350,000, or such higher amount as may be accepted by the Company. The Company expects net proceeds after offering expenses of approximately $300,000. Expenses of the Offering are estimated to be approximately $50,000. Net proceeds generated from this Offering will be used (i) to provide pre-lease build-out and tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Tenant allowance is commonly understood as a fixed amount per the lease that a landlord provides to a tenant to be applied to the hard costs of the tenant's build-out.

Management is currently marketing the space and intends to find an acceptable tenant for the Property and execute a lease. After executing a lease, Management expects its responsibilities to be funding initial buildout of the Property, including heating, ventilation, and air conditioning (HVAC), electrical, plumbing, and a new façade. Management has already arranged for the debt financing to fund such building improvements.

After performing the buildout, Management intends to turn over the Property to the tenant to complete the build-out, which will likely include fixtures, equipment, and furniture (FF&E), a kitchen, and other improvements necessary to open. The tenant buildout is expected to take between three to six months to complete, depending on the structure of the lease. The tenant is incentivized to complete the tenant build-out before the date of rent commencement per the lease.

The Timing and Use of Proceeds are projected to occur as follows:

Milestone Table

Milestone	Method of Achievement	Projected Date	Estimated Cost of Completion
Executed Lease	Market space, negotiate lease, design and scope cost for build out	Jan 2014	$15,000
Initial Landlord Buildout	Architectural plans and permits, construction of cold dark shell and event space	Feb – Apr 2014	$275,000
Tenant Rent Commencement	Grand Opening	June 2014	$10,000

All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank, CFB. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4.1). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution in excess of $350,000. If the Offering is over-subscribed, no additional funds over $350,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $350,000 is raised, or, if an amount less than $350,000 is raised, upon the earlier of (1) one year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Manager (the "Offering Period"). In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest. The Company anticipates that a zero percent (0%) interest rate would apply to any such affiliate loans.

As illustrated in the table below, net proceeds of this Offering will be used to establish a development reserve for the Company in anticipation of future development of the Property. The development reserve will consist of monies that are placed in a reserve account at a major bank.

Use of Proceeds of this Offering:

	If Maximum Sold Amount **%**	**Order of Priority If The Maximum is Raised** **(1 being the highest; 6 being the lowest)**	**Order of Priority If Less Than Maximum is Raised** **(1 being the highest; 6 being the lowest)**	**As a % of the Total Offering**
Total Proceeds:	$350,000			100.00%
Less Offering Expenses:	14.29%			
Legal & Accounting[1]	$45,000	2	2	12.86%
Blue Sky Fees[1]	$5,000	1	1	1.43%
Net Proceeds from Offering:	$300,000			
Use of Net Proceeds:				
Pre-lease build-out/Tenant allowance	$275,000	3	3	78.57%
Contingency fund renovation and debt service reserve	$10,000	4	4	2.86%

Legal Fees and other Working Capital for the Property	$15,000	5	5	4.28%
Total Use of Net Proceeds:	$300,000			85.71%

(1) The numbers reflected in this item are estimates.

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original offering price.

DILUTION

The Class C Membership Interests shall not dilute the outstanding Class A and Class B Membership Interests.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in to Interest Holders.

Our net tangible book value as of May 31, 2013 was approximately $663,895.00. Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the net tangible book value per percentage interest immediately after this Offering.

After giving effect to the sale of 3,500 Units in this Offering at the offering price of $100 per Unit, and after deducting the estimated offering expenses of $50,000, our as adjusted net tangible book value as of May 31, 2013 would be approximately $963,895.00, or $6,638.95, $4,904.90 and $85.71 per Class A, Class B and Class C Membership Unit, respectively. This represents an immediate decrease in net tangible book value of approximately $50,000.00 (14.29%) to the Class C members (or approximately $14.29 per Class C Membership Unit), and no change in book value to the Class A or Class B members.

Pre-Offering Equity Summary	
Current Total Stockholders Equity	$663,895.00
Current Class A Stockholders Equity	$6,638.95
Current Class B Stockholders Equity	$657,256.05
Class A Units outstanding prior to offering	1
Class B Units outstanding prior to offering	134
Book value per Class A Unit	$6,638.95
Book value per Class B Unit	$4,904.90
Offering Equity Adjustment	
Proceeds after offering expenses	$300,000.00
Current Total Stockholders Equity	$663,895.00
Adjusted net tangible book value	$963,895.00
Post-Offering Units	
Number of Class A Membership Units	1
Number of Class B Membership Units	134
Number of Class C Membership Units	3,500
Total Number of Units	3,635
Post-Offering Book Value per Unit	
Book value per Class A Membership Unit	$6,638.95
Book value per Class B Membership Unit	$4,904.90
Book value per Class C Membership Unit	$85.71

Post-Offering Book Value	
Book value to the Class A Member	$6,638.95
Book value to the Class B Members	$657,256.05
Book value to the Class C Members	$300,000.00
Post-Offering Change in Book Value per Unit	
Increase per Class A Membership Unit	$0.00
Increase per Class B Membership Unit	$0.00
Dilution per Class C Membership Unit	$14.29
Post-Offering Change in Book Value	
Increase in book value for Class A	$0.00
Increase in book value for Class B	$0.00
Decrease in book value for Class C	$50,000.00

The Company calculated the decrease in book value to the Class C Members as follows: (Offering Price x Number of Class C Membership Units) – (Post-Offering Book Value per Class C Membership Unit x Number of Class C Membership Units) = ($100 x 3,500) – ($85.71 x 3,500) = $50,000.00.

The above discussion and calculations are based on (i) the Class A Membership Units and Class B Membership Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular, and (ii) the fact that the Class C Membership Units shall not dilute the Class A and Class B Membership Units. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to Interest Holders.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings.

The historical data in the table is derived from and should be read in conjunction with our financial statements for the period from our inception until May 31, 2013, included in this Offering Circular. You should also read this table in conjunction with the "Use of Proceeds" section and the section entitled "Management Discussion & Analysis of Results of Operation."

Debt:	
Note Payable	$ 639,000
Member equity:	
All Membership Units	$ 663,895
Total Capitalization:	$1,302,895

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 2.2 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the sections entitled "Forward-Looking Statements" and "Risk Factors"

for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities, including, without limitation, the replenishment or creation of additional cash reserves. Due to the inherent risk of real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

The term "Cash Flow," as defined in the Company's Operating Agreement attached as Exhibit 2.2, means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses, including fees, and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question, including fees, or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

All Cash Flow will be distributed and applied by the Company in the following order of priority:

- (a) to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then*

- (b) to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then*

- (c) to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class C Members; *then*

- (d) to the Class C Members, *pro rata,* in proportion to their relative Adjusted Capital Balances, until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as a Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company; *then*

- (e) to the Class A Member and Class B Members, *pro rata*, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class A Members; *then*

- (f) to the Class A Member and Class B Members, *pro rata*, in proportion to their relative Percentage Interests, until the total distributions made pursuant to this clause (f) cause the Class A Member and Class B Members to achieve a cumulative annual rate of return on capital of eight percent (8%); *then*

- (g) on a *pari passu* basis, (i) seventy-five percent (75%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) twenty-five percent (25%) of any remaining Cash Flow shall be distributed to the Class A Member, until the total distributions made pursuant to this clause (g) cause the Class B Members to achieve a cumulative annual rate of return (compounding monthly) on capital of fifteen percent (15%); *then*

- (h) finally, and on a *pari passu* basis, (i) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class A Member.

Recoupment of Member Loans
If any member, including an Investor, had provided funds to the Company on behalf of another member pursuant to a capital call by the Manager, then such loan shall bear interest at 15% per annum. We intend to make cash distributions to the lending member(s) from Cash Flow distributable to the non-contributing member(s). Such distributions are to be made only after the payment of the Company's debts and liabilities and each member's Preferred Return.

Recoupment of Investments
After the payment of debts and liabilities, the Preferred Return and principal and interest of member loans, we intend to make cash distributions to the Class C members until their adjusted capital balances, as calculated pursuant to Section I of the Operating Agreement, shall have been fully repaid. Following the repayment of the Class C members' adjusted capital balances, such members shall be deemed to have withdrawn from the Company and shall have no further financial rights in the Company.

Preferred Return
Investors who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of eight percent (8%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Members, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan is made to the Company by the Member in question and continuing until such Capital Contribution is repaid or returned in full, provided that, with respect to the Class C Members, if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return applicable to such Class C Member Interest shall thereafter be increased (i) from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing until the first (1st) anniversary thereof or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, (ii) from 12% per annum to 14% per annum, commencing on the first (1st) anniversary of the Mandatory Class C Redemption Date and continuing until the second (2nd) anniversary thereof, or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, and (iii) from 14% per annum to 16% per annum, commencing on the second (2nd[t]) anniversary of the Mandatory Class C Redemption Date and continuing thereafter at 16% per annum until the date upon which the Class C Member Interest is fully redeemed. Such distributions are to be made only after the payment of the Company's debts and liabilities (including the repayment of Member Loans and/or the reimbursement of Member capital advances made in connection with the acquisition of the Property, as more fully described in Section 3.1.1(b) of the Company's Operating Agreement). Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement. In the event the Company does not distribute cash flow, an investor will neither receive nor be entitled to payment of the Preferred Return.

Distribution of Profits
Following the Offering, Class C members in aggregate will be entitled to a share of all distributions of Cash Flow, if any such distributions are available after the payment of debts and liabilities, principal and interest of member loans and adjusted capital balances are distributed, as provided for in the distribution provisions of the Company's Operating agreement, as described in the description of such distribution provisions set forth on the previous page of this Memorandum.

The Company has issued no options or warrants, but Management received a carried interest in the Company through the Class A Member's 25% share of Cash Flow. Once Investors have received a 8% preferred return and a return of their Capital Contribution, the Class A Member is entitled to 25% of the Cash Flow thereafter.

Dissolution or Liquidation Distribution
If the Company is dissolved or liquidated, the assets of the Company shall be distributed to the Interest Holders using the same method for distributions of Cash Flow.

Reports to Investors
The Company intends to provide investors with quarterly unaudited financial statements and end-of-year reviewed financial statements. Such information will be made available to investors on the website Fundrise.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with (i) our financial statements and (ii) the section entitled "Description of the Company's Business," included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. The Company closed on the purchase of the Property for $852,000 on October 19, 2012, with additional settlement costs of $189,145.32 and estimated redevelopment costs of $500,000. The beneficial owner of our Class A Membership Units, and Manager of the Company, is the Fundrise Manager 1539 7th Street NW LLC. Since inception, the Fundrise 1539 7th Street NW, LLC has raised $670,000 (the "Initial Capital Contributions") in exchange for the Class B membership units it received. The Company plans to use a portion of the Initial Capital Contributions and will use the available proceeds of a senior secured loan from CFB of $975,000 to redevelop the Property. The loan is personally guaranteed by Benjamin S. Miller and Daniel S. Miller.

Benjamin S. Miller and Daniel S. Miller also co-manage the Fundrise Manager 1539 7th Street NW LLC, as well as Fundrise LLC, Popularise LLC, and Rise Development LLC (see organizational chart below). Through entities that they control, Benjamin and Daniel Miller intend to enter into related party agreements in the future where significant conflicts of interest may exist. The interests of our Manager, Fundrise Manager 1539 7th Street NW LLC, and its co-managers could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. Our Manager's co-managers may earn income from related party transactions while our Investors may lose their entire investment. See "Risks Related to Certain Conflicts of Interest."


Affiliated Entities
Benjamin Miller (50%)
Daniel Miller (50%)
Rise Development LLC
Benjamin Miller (50%)
Daniel Miller (50%)
Fundrise Manager 1539 7th Street NW LLC
Class A Member (1%)
Class B Members (99%)
Benjamin Miller (50%)
Daniel Miller (50%)
Popularise LLC
Fundrise 1539 7th Street NW LLC
The Company
Benjamin Miller (50%)
Daniel Miller (50%)
Fundrise LLC

Plan of Operation

We are a startup, development stage Company that has had no revenues. We closed on the purchase of the property on October 19, 2012, and the Property is currently vacant and Management has begun the design process.

The Company has entered into a loan with CFB. The Note expires on April 19, 2024. There are no assurances that CFB will extend the loan or that another lender will provide a new loan. If a loan from CFB is not available, the Company could raise the additional capital in a follow-on offering or borrow the necessary funds from another party, such as from management or the Company's members.

Following its acquisition of the Property, the Company plans to renovate or redevelop the Property. In connection with the renovation or redevelopment of the Property, the Company plans to employ community-based design by allowing residents of the community in which the Property sits to provide input on the ultimate design and use of the Property.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting capital contributions from the Class A and Class B members. This money will be utilized for certain start-up costs, ongoing operating capital, and the renovation or redevelopment of the Property.

As of May 31, 2013, we had Total Assets of $1,305,990 and Total Liabilities of $642,095. Also on this date, we had $255,542 in Cash. As of the date of this Offering Circular, the current funds available to the Company will not be sufficient to fund the expenses related to this Offering, but, our Class A member will make capital contributions required to fund the offering expenses if no other proceeds are obtained by the Company. However, there is no contract or written agreement in place for such funds with our Class A member or its beneficial owners. Pursuant to the Section titled "Use of Proceeds," if the Company is unable to raise enough funds to cover expenses related to this Offering, it will not be able to establish a development contingency reserve for the Company in anticipation of future development of the Property, pay certain legal fees in connection with the ongoing filings for the Property.

Currently, an affiliate of the Manager, Rise Development, serves as the asset manager of the Property. The asset management services provided by the Rise Development include investor management and reporting, managing third-party accounting and audits, and property maintenance and management, among other services. Over the next 12 months, Rise Development may demand regular reimbursement of certain expenses related to the asset management services, such as for third-party accounting and audits, which might be in excess of $11,000 annually. Rise Development serves at the discretion of the Manager and may be terminated. at any time and without notice, as determined by the Manager. There is no formal agreement between Rise Development and the Manager, both of which are under the common control of Messrs. Benjamin and Daniel Miller.

Financings

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Property.

Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us is the cash in our bank account.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt. While our Note has a variable interest rate, at property stabilization the Company will fix the interest rate for approximately 120 months thereafter.

Legal Proceedings

We are not currently a party to any legal proceedings.

Management

Benjamin S. Miller and Daniel S. Miller are beneficial owners of all of the membership interests of our Manager, Fundrise Manager 1539 7th Street NW, LLC, and are its co-managers. As co-managers, they are to make all decisions with regard to the operation of our Manager. See the "The Manager," which appears in the section entitled "Description of the Company's Business." Benjamin S. Miller and Daniel S. Miller are brothers.

Brandon T. Jenkins is the Director of Real Estate of our Manager. Mr. Jenkins is not an Officer or Manager of of Rise Development, the Manager or the Manager's affiliated entities. As Director of Real Estate, he provides insight into decisions with regard to acquisition, project management, and leasing strategies of our Manager.

Biographies

Benjamin S. Miller (age 37), has served as member and co-manager of Fundrise Manager 1539 7th Street NW, LLC since its inception in August of 2012, and, since June 2012, has been Managing Partner of Rise Development LLC, a real estate development company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate development company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use development companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1,500,000 square feet of property, including more than $300,000,000 of real estate acquisition and financing.

In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market. Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Daniel S. Miller (age 26), has served as member and co-manager of Fundrise Manager 1539 7th Street NW LLC since its inception in August of 2012, and is also a founding partner of Rise Development LLC, a real estate development company focused in the Mid-Atlantic, and Managing Partner since June 2012. Prior to Rise Development, Daniel had been a Managing Partner of the real estate development company WestMill Capital Partners from October 2010 to June 2012. In December 2011, Daniel started Popularise LLC, a real estate crowdsourcing website. Previously, Daniel worked as an Analyst for Credit Suisse's Real Estate Private Fund Group, assisting in the fundraising of a $1 billion China-only real estate fund, from July to August of 2008. Daniel was Assistant Project Manager for Western Development Corporation during the summer of 2005, working on the acquisition and redevelopment plan of Towson Commons, a 250,000 square foot Class A office and retail complex in Towson, Maryland. Daniel has an MBA and a Bachelor of Science from the University of Pennsylvania's Wharton School of Business.

Brandon T. Jenkins (age 27) has served as the Director of Real Estate for Rise Development since June 2012, and before that, as Director of Real Estate for WestMill Capital Partners since April 2011. Mr. Jenkins is not an Officer or Manager of Rise Development, the Manager or the Manager's affiliated entities. At WestMill Capital, he was responsible for the leasing and project management of the property located at 1351 H Street NE, as well as other properties managed by WestMill Capital Partners. Before joining WestMill Capital Partners, Brandon spent two and a half years (October 2008 to March 2011) as a licensed real estate agent and advisor at Marcus & Millichap Real Estate Investment Services, the nation's largest real estate investment brokerage firm. As a specialist in the greater Washington, DC metro market, Brandon focused on urban retail and mixed-use projects, assisting both institutional and private clients in the acquisition and disposition of properties ranging from multi-million dollar mixed-use developments to single-tenant net-leased assets. From July 2007 to December 2007 Brandon worked for the Westfield Shopping Centers Group in their Mid-Atlantic office where he spent time assisting in the planning and redevelopment of Westfield Montgomery (Montgomery County, MD) as well as assisting in the management of Westfield Wheaton (Wheaton, MD) where his day to day activities included lease management and new tenant build-out. Brandon also spent May 2007 to July 2007 interning as an assistant to the Legislative Director for Economic Policy in the office of United States Senator Dianne Feinstein, conducting research and drafting policy memos on the subprime mortgage crisis and predatory lending practices. He received his B.A. in Public Policy and Economics from Duke University in May of 2008.

Neither the Company nor Fundrise Manager 1539 7th Street NW, LLC have key man life insurance policies on any of the above principals or key personnel.

Although the principals and other affiliates of the Manager have experience in acquiring, developing, repositioning, operating and selling various real estate property, the principals and its other affiliates have not previously developed a project similar to the Property. No assurances can be given that the Company can operate profitably.

There has never been a petition under the Bankruptcy Act or any State insolvency law filed by or against the Company, Fundrise 1539 7th Street NW, LLC or their principals or other key personnel. Additionally, there has never been a receiver, fiscal agent or similar officer appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Executive Compensation

Benjamin S. Miller and Daniel S. Miller control our Manager, and any compensation paid to them for providing services will be paid by the Manager out of any compensation paid to the Manager.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the equity securities of the Company (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of Class C Membership Units in this Offering. Unless indicated otherwise, the address of each individual listed in the table is c/o Fundrise Manager 1539 7th Street NW, LLC, 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225.

Beneficial Ownership of Class A Membership Interests

			Before Offering			After Offering		
Member	**Class of Member Interest**	**Average Price Per Member Interest or Unit**	**% of Class of Member Interests**	**% of All Percentage Interests**	**Number of Units**	**% of Class of Member Interests**	**Number of Units**	**% of All Percentage Interests**
Fundrise Manager 1539 7th Street NW, LLC	A[4]	$6,768	100.0%	1.0%	1	100.0%	1	1.0%
Benjamin Miller[1]	A[4]	$6,768	100.0%	1.0%	1	100.0%	1	1.0%
Daniel Miller[2]	A[4]	$6,768	100.0%	1.0%	1	100.0%	1	1.0%
All directors and officers as a group[3]	A[4]	$6,768	100.0%	1.0%	1	100.0%	1	1.0%

(1) Benjamin Miller is the co-manager of Fundrise Manager 1539 7th Street NW, LLC ("Fundrise Manager"), and, in such capacity, may be deemed to have beneficial ownership over the Class A Membership Units held by Fundrise Manager.

(2) Daniel Miller is the co-manager of Fundrise Manager, and, in such capacity, may be deemed to have beneficial ownership over the Class A Membership Units held by Fundrise Manager.

(3) Includes Benjamin Miller and Daniel Miller who, in their capacity as co-managers of Fundrise Manager, may be deemed to beneficially own the Class A Membership Units held by Fundrise Manager.

(4) The Class A Membership Units are the only securities of the Company that have voting rights.

Beneficial Ownership of Class B Membership Interests

			Before Offering			After Offering		
Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interests	% of All Percentage Interests	Number of Units	% of Class of Member Interests	Number of Units	% of All Percentage Interests
Benjamin Miller	B [1]	$5,000	37.3%	37.0%	50	37.3%	50	37.0%
Daniel Miller	B [1]	$5,000	31.3%	31.0%	42	31.3%	42	31.0%
All directors and officers as a group	B [1]	$5,000	68.7%	68.0%	92	68.7%	92	68.0%

(1) The Class B Membership Units do not have any voting rights.

Beneficial Ownership of Class C Membership Interests

			Before Offering			After Offering		
Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interests	% of All Percentage Interests	Number of Units	% of Class of Member Interests	Number of Units	% of All Percentage Interests
Purchasers of this Offering[1]	C[2]	$100	0	0	0	100	3,500	0.00

(1) There are no Class C Membership Units outstanding prior to the closing of this Offering.

(2) The Class C Membership Units do not have any voting rights and do not have any dilutive effect on the percentage interests of the Class A Membership Units or the Class B Membership Units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Manager, Benjamin S. Miller and Daniel S. Miller have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Manager has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties, including duty of loyalty and duty of fair dealing, of the Manager that, absent such waiver, may be implied by law.

The Company has not formally adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy. See the section entitled "Risk Factors -- Risks Related to Certain Conflicts of

Interest" for a further discussion of potential conflicts of interest between the Company, the Manager and their affiliates.

Relationship of the Managers of Our Manager

Fundrise Manager 1539 7th Street NW, LLC is the Manager of the Company and the Class A Member.

The co-managers of Fundrise Manager 1539 7th Street NW, LLC, Benjamin S. Miller and Daniel S. Miller, are brothers. Each is beneficial owner of 50% of our Manager's membership interests and together have the exclusive right to run the day-to-day and other affairs of the Manager and to act as agent for and on behalf of the Manager. As the Manager's members, Benjamin and Daniel Miller unanimously appointed themselves co-managers of our Manager.

The Company has engaged Rise Development, an affiliate of the Manager, for ongoing asset management. The members and managers of Rise Development are Benjamin S. Miller and Daniel S. Miller, who each own 50% of Rise Development. For accounting purposes, Rise Companies Corp., an affiliate of the Manager, has collected and held fees on behalf of Rise Development LLC and the Manager. Rise Companies Corp. does not perform the obligations of the Manager and is not entitled to any of the fees detailed in this Offering Circular. From time to time, Rise Companies Corp. may advance funds to the Company on a short-term basis. The members and managers of Rise Companies Corp. are Benjamin S. Miller and Daniel S. Miller, who each own 50% of Rise Companies Corp. No compensation is or will be paid directly to either Benjamin S. Miller or Daniel S. Miller.

Benjamin S. Miller and Daniel S. Miller also each own 50% of Fundrise, LLC ("Fundrise" or "Fundrise.com"). The Company intends to engage Fundrise as its online platform for this Offering. Fundrise will not charge any fees to the Company in connection with this Offering.

The business is highly dependent on the services of Benjamin S. Miller and Daniel S. Miller. Messrs. Miller have managed two similar offerings with similar investment objectives, for the issuing entities Fundrise 1351 and Fundrise 906, in their capacity as managers of the respective managing entities of each issuer. The Fundrise 906 offering has been fully subscribed as of August 2013, and is expected to close in September 2013. The Fundrise 906 offering raised the maximum offering amount of $350,000 from 361 investors. The property owned by Fundrise 906, located at 906-908 H Street NE in Washington, DC, is currently in the design phase of a cold/dark shell build-out for a tenant. Construction of the shell is anticipated to be complete in February 2014, around which time Fundrise 906 anticipates having a signed lease. The Fundrise 1351 offering closed in November 2012 after raising the maximum offering amount of $325,000 from 175 investors. The property owned by Fundrise 1351, 1351 H Street NE, Washington, DC 20002, is currently under construction and is scheduled to open in January 2014. The property is leased to Maketto, a joint retail/restaurant venture between a DC-based clothing brand DURKL and the chef behind the popular Toki Underground restaurant.

Although the Company is not using an external selling agent or finder in connection with this Offering, it will use a website as an online platform and information management tool in connection with the Offering. The website is owned and operated by Fundrise, LLC. In exchange for providing the platform and information management tool, Fundrise or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission. The Fundrise platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(6) of the Securities Act, and, therefore, does not meet the definition of a "funding portal."

Manager as Member

Our Manager, Fundrise Manager 1539 7th Street NW LLC, owns 100% of the Company's Class A Membership Units. The Manager, as the sole holder of the Class A Membership Units, also possesses sole voting and management power over the Company. See the section entitled "Distributions."

The Manager and/or one or more of its affiliates, including Rise Development, Benjamin S. Miller and/or Daniel S. Miller may participate in the Offering on the same terms as other Investors.

Affiliate Loans

The Company was party to an agreement to purchase the Property and closed on the purchase of the Property on October 19, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest. The Company anticipates that a zero percent (0%) interest rate would apply to any such affiliate loans.

Lack of Separate Representation

The Company, Fundrise 1539 7th Street NW, and the Manager, Fundrise Manager 1539 7th Street NW, are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Manager and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing Class C limited liability company membership interests in the Company. A Unit shall represent the right to a Preferred Return calculated at a rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. Holders of Units will have the rights and be subject to the obligations as Class C members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 2.2.

Class C members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class C Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of the State of Delaware and the entire Operating Agreement, which is attached as Exhibit 2.2. All capitalized terms appearing in this section entitled "Description of the Operating Agreement of the Company" shall have meanings set forth in the Operating Agreement.

General

Currently, all of the Company's operations are conducted through our Class A member, Fundrise Manager 1539 7th Street NW, LLC, in its capacity as Manager. The Manager currently owns the sole Class A Membership Unit, which is equal to 1% of all membership interests outstanding, or its "Percentage." The Company currently has 134 Class B Membership Units and no Class C Membership Units outstanding.

Purposes, Business and Management
The Company was organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful businesses not specifically stated in the Operating Agreement. Without the written consent of the Class A member, the Company will not engage in any business other than the ownership, renovation, redevelopment, management and operation of the Property.

Management, Voting and Governance
Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not, be a member), who shall be selected by the Class A member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A member. Neither the Class B members nor the Class C members will have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A member. Whenever the Operating Agreement or law calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of the Class A member.

Additional Funds
In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, if required by the Manager, then the Class A and Class B members shall be required, on a *pro-rata* basis, to make additional capital contributions to the Company (the "Required Amount"). In the event any such member fails to fund its proportionate amount of the Required Amount, then the other members may (but shall not be required to) contribute such capital on behalf of the defaulting member (if more than one such other member desires to make such contribution, they shall do so in proportion to their percentages). Such capital shall be deemed a loan from the contributing member(s) to the defaulting member bearing interest at most of fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow to the defaulting member (before any distributions are made to the defaulting member). Pursuant to Section 3.2.2(i) of the Operating Agreement, Class C members cannot be required to participate in capital calls.

Preferred Return
Investors who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of eight percent (8%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Members, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan is made to the Company by the Member in question and continuing until such Capital Contribution is repaid or returned in full, provided that, with respect to the Class C Members, if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return applicable to such Class C Member Interest shall thereafter be increased (i) from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing until the first (1st) anniversary thereof or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, (ii) from 12% per annum to 14% per annum, commencing on the first (1st) anniversary of the Mandatory Class C Redemption Date and continuing until the second (2nd) anniversary thereof, or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, and (iii) from 14% per annum to 16% per annum, commencing on the second (2nd) anniversary of the Mandatory Class C Redemption Date and continuing thereafter at 16% per annum until the date upon which the Class C Member Interest is fully redeemed. Such distributions are to be made only after the payment of the Company's debts and liabilities (including the repayment of Member Loans and/or the reimbursement of Member capital advances made in connection with the acquisition of the Property, as more fully described in Section 3.1.1(b) of the Company's Operating Agreement). Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement. In the event the Company does not distribute cash flow, an investor will neither receive nor be entitled to payment of the Preferred Return.

Distributions of Cash Flow and Liquidation of Assets
All Cash Flow will be distributed and applied by the Company in the following order of priority:

- (a) to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then*

- (b) to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu,* in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then*

- (c) to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class C Members; *then*

- (d) to the Class C Members, *pro rata,* in proportion to their relative Adjusted Capital Balances, until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as a Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company; *then*

- (e) to the Class A Member and Class B Members, *pro rata,* in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class A Members; *then*

- (f) to the Class A Member and Class B Members, *pro rata,* in proportion to their relative Percentage Interests, until the total distributions made pursuant to this clause (f) cause the Class A Member and Class B Members to achieve a cumulative annual rate of return on capital of eight percent (8%); *then*

- (g) on a *pari passu* basis, (i) seventy-five percent (75%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu,* in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) twenty-five percent (25%) of any remaining Cash Flow shall be distributed to the Class A Member, until the total distributions made pursuant to this clause (g) cause the Class B Members to achieve a cumulative annual rate of return (compounding monthly) on capital of fifteen percent (15%); *then*

- (h) finally, and on a *pari passu* basis, (i) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu,* in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class A Member.

Allocation of Profits and Losses
After giving effect to the allocations and/or adjustments required by Section 4.3 of the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Interest Holder which has previously been allocated losses which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each such Interest Holder is equal to the cumulative amount of losses which have been allocated to such Interest Holder (allocated to the Interest Holders in proportion to their respective Unrecovered Losses); (ii) second, to the Class C members in proportion to the amount of Preferred Return distributed to the Class C members; (iii) third, to the Class A member and Class B members in proportion to the with the cumulative amount distributed to such members, and (iv) fourth, to the Class A member and Class B members in accordance bullets (f), (g) and (h), as described in the previous section immediately above, as applicable; provided that, the foregoing notwithstanding, if the Company receives federal, state or local historic tax credits in connection with the redevelopment of the Property, such historic tax credits shall be allocated to the Class A member and Class B members, *pro rata,* in accordance with their respective final sharing percentages.

Losses will be allocated to the Interest Holders (i) first, in accordance with their positive capital account balances, on a *pro-rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentage interests.

See Section 4.2 of the Operating Agreement for a further discussion of the allocation of profits and losses.

Exculpation and Indemnification of Manager
The Operating Agreement generally provides that no member will have any personal obligation for any debts, obligations or liabilities of the Company and that no member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the members, except if the member engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each member to the fullest extent permitted by law for any act performed by the member with respect to Company matters, except in the case of action or failure to act by a member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney
Each member appoints the Manager as the member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Restrictions on Transfer
The Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for drag-along rights.

Dilution of Members
The Class C Membership Interests shall not dilute the outstanding Class A and Class B Membership Interests.

General Right of Repurchase
The Operating Agreement provides that the Company may elect to repurchase all, but not less than all, of the Units of the Company at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Manager. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

Personal Conduct Repurchase Right
The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Units of an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion. The purchase price will be payable to the Investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Investor of its decision to repurchase the Units.

Litigation Repurchase Right
The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Units of an Investor in the event that such Investor brings any suit, legal action or proceeding against the Company. The purchase price will be payable to the Investor in a single payment, with the payment becoming due fifteen (15)

business days following the date on which the Company provides notice to the Investor of its decision to repurchase the Units.

Amendment of the Operating Agreement by Manager

The Operating Agreement may be modified or amended (i) with the consent of the Class A member and a majority of the Class B members, or (ii) solely by the Class A member, provided that, except with respect to certain modifications set forth in the Operating Agreement, any such amendment solely by the Class A member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting

The Manager will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Manager will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Interest Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties of the manager, that, absent such waiver, may be implied by law.

Dissolution

The Class A member may dissolve the Company at any time without the consent of the Class B or Class C members. Upon dissolution of the Company, the Manager shall wind up the Company's affairs.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will use their commercially reasonable best efforts in an attempt to sell the Units through their contacts, the internet and word of mouth. Messrs. Miller will not receive any commission or any other remuneration for these sales. Daniel S. Miller will be the sole seller of the issuer's securities in Maryland. The Company is not using an external selling agent or finder in connection with this Offering.

Although the Company is not using an external selling agent or finder in connection with this Offering, it will use Fundrise.com as an online platform and information management tool in connection with the Offering. The Website is owned and operated by Fundrise, LLC, an affiliate of the Manager and the Company. In exchange for providing the platform and information management tool, Fundrise, LLC or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission.

The Fundrise platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(6) of the Securities Act, and, therefore, does not meet the definition of a "funding portal."

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to Fundrise Manager 1539 7th Street NW, LLC and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.1.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to register the Offering only with the Maryland, Washington, DC and Virginia securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

No Escrow

The proceeds of this Offering will not be escrowed. However, the Company has set up a segregated account at CFB to accept any funds raised in this Offering.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor or do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i) copies of all of our material contracts; and

(ii) an opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225, or to the telephone number (202) 584-0550.

INDEX TO FINANCIAL STATEMENTS

* * * * * * * * * * *

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FUNDRISE 1539 7TH STREET NW, LLC

MAY 31, 2013

FUNDRISE 1539 7TH STREET NW, LLC
TABLE OF CONTENTS

Harry M. Ross

Ross and Associates, P.C. • Certified Public Accountants

8115 Old Dominion Drive, Suite 200, McLean, VA 22102 • (703) 356-8808 • FAX: (703) 356-8906

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Fundrise 1539 7TH Street NW, LLC
Washington, DC

We have reviewed the accompanying balance sheet of Fundrise 1539 7th Street NW, LLC as of May 31, 2013, and the related statements of revenue and expenses, members' equity, and cash flows for the period of August 14, 2012 (inception) through May 31, 2013. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review of the financial statements, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Ross and Associates, PC

Mclean, Virginia
July 22, 2013

Fundrise 1539 7th Street Nw, LLC
BALANCE SHEET
May 31, 2013
(See independent accountant's review report)

ASSETS

Cash, including restricted amount of $60,843	$ 255,542
Related party receivable	6,768
Deferred financing costs, net of accumulated amortization of $2,568	44,689
Land	344,446
Building	545,136
Construction in progress	82,706
Deferred syndication costs	25,668
Deposits	1,035
TOTAL ASSETS	$ 1,305,990

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 2,442
Note payable, bank	639,000
Due to affiliates	653
TOTAL LIABILITIES	642,095
Members' equity	663,895
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,305,990

See notes to financial statements

Fundrise 1539 7th Street NW, LLC
STATEMENT OF REVENUE AND EXPENSES
For the period of August 14, 2012 (inception) through May 31, 2013
(See independent accountant's review report)

REVENUE	
Interest	$ 101
Total revenue	101
EXPENSES	
Accounting	5,000
Office	42
Taxes, other	250
Organization costs	5,996
Total expenses	11,288
NET LOSS	$ (11,187)

See notes to financial statements

Fundrise 1539 7th Street NW, LLC
STATEMENT OF MEMBERS' EQUITY
For the period of August 14, 2012 (inception) through May 31, 2013
(See independent accountant's review report)

	Class A Members	Class B Members	Total
Capital contributions	$ 6,768	$ 670,000	$676,768
Syndication costs	-	(1,686)	(1,686)
Net loss	(112)	(11,075)	(11,187)
Balance, May 31, 2013	$ 6,656	$ 657,239	$663,895

See notes to financial statements

Fundrise 1539 7th Street NW, LLC
STATEMENT OF CASH FLOWS
For the period of August 14, 2012 (inception) through May 31, 2013
(See independent accountant's review report)

Cash flows from operating activities:	
Net loss	$ (11,187)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities	
Accounts payable and accrued expenses	2,442
Due to affiliates	653
Net cash used in operating activities	(8,092)
Cash flows from investing activities:	
Construction in progress	(80,138)
Purchase of land and building	(250,582)
Increase in deposits	(1,035)
Net cash used in investing activities	(331,755)
Cash flows from financing activities:	
Contributions from members	670,000
Additions to deferred financing costs	(47,257)
Payment of syndication costs	(27,354)
Net cash provided by financing activities	595,389
NET INCREASE IN CASH	255,542
Cash, May 31, 2013	$ 255,542
SUPPLEMENTAL DISCLOSURES	
Non cash investing and financing transactions:	
Acquisition of land and building	$ 889,582
Notes payable, bank	(639,000)
Cash used for acquisition of land and building	$ 250,582
Construction in progress was increased by:	
Amortization expense capitalized into construction in progress	$ 2,568
Accrued interest payable	$ 2,339
Due to Affiliates-Asset management and development fees	$ 653

See notes to financial statements

Fundrise 1539 7th Street NW, LLC
NOTES TO FINANCIAL STATEMENTS
May 31, 2013

NOTE 1. ORGANIZATION

Fundrise 1539 7th Street NW, LLC, is a development stage company that was formed as a Delaware limited liability company (the Company) on August 14, 2012. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate located at 1539 7th Street, NW in Washington, DC (the property). The Company plans to renovate or redevelop the property and lease it to a restaurant tenant. There was no significant activity prior to October 19, 2012(date property acquired).

Upon its formation and organization, the Company issued 100% of its Class A Membership Units to Fundrise Manager 1539 7th Street, NW, LLC in exchange for $6,768, which represents 1% of the Company.

The Company obtained capital of $670,000 through the sale of 134 Class B Membership Units, which represents 99% of the Company. 50 of the Class B Membership Units were sold pursuant to an offering under Regulation D of the Securities Act of 1933, as amended.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (The Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America(US GAAP).

Fundrise 1539 7th Street NW, LLC
NOTES TO FINANCIAL STATEMENTS
May 31, 2013

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Investment in Real Estate

The cost of acquired property including all costs associated with the purchase have been capitalized and allocated to land and building. The property was vacant on October 19, 2012(date of acquisition). A summary of the purchase price allocated to the components is as follows:

Land	$ 344,446
Building	545,136
Total	$ 889,582

Subsequent to the date of acquisition, the Company has incurred various costs which have been capitalized to construction in progress. A summary of construction in progress as of May 31, 2013 is as follows:

Interest expense	$ 16,596
Asset management & development fees	14,673
Amortization of deferred financing fees	2,568
Architectural and engineering	13,264
Real estate taxes	4,185
Construction costs	31,420
	$ 82,706

Depreciation will be provided for in amounts sufficient to relate the costs of depreciable assets to operations over their estimated service lives when the property is improved and ready for its intended use. Improvements are capitalized, while expenditures for maintenance and repairs will be charged to expense as incurred. No depreciation expense was incurred for the period from October 19, 2012 (date of acquisition) through May 31, 2013.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Impairment of Long-Lived Assets

The Company reviews its real estate for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Management believes no impairment in the net carrying value of the real estate has occurred for the period presented.

Deferred Financing Costs

The costs of obtaining the real estate loan have been capitalized. The financing costs are amortized over the term of the loan using a straight-line method. Accounting principles generally accepted in the United States of America require that the effective yield method be used to amortize financing costs; however, the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method. Amortization began October 19, 2012 (date of acquisition) and is being capitalized to construction in progress. The amortization amount for the period presented was $2,568. Annual amortization expense over the next five years through May 31, 2018 is estimated to be $4,109 per year.

Deferred Syndication Costs

The costs incurred pursuant to raising additional capital through a Regulation A offering under the Securities Act of 1933 have been deferred. Upon completion of the offering, all syndication costs will be deducted from the proceeds received.

Fundrise 1539 7th Street NW, LLC
NOTES TO FINANCIAL STATEMENTS
May 31, 2013

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim Periods

In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included. All such adjustments are of a normal recurring nature.

NOTE 3. RESTRICTED CASH

Under the terms of the loan agreement, the Company funded an interest reserve account in the initial amount of $75,000 (interest bearing) which shall be used to service monthly interest payments on the loan. The balance as of May 31, 2013 is $60,843.

Fundrise 1539 7th Street NW, LLC
NOTES TO FINANCIAL STATEMENTS
May 31, 2013

NOTE 4. NOTE PAYABLE, BANK

On October 19, 2012, the Company entered into a promissory note agreement with a bank for the total amount of $975,000. The loan will be advanced in accordance with Article II of the loan agreement to be used for the acquisition and renovation of the property. The initial advance of $639,000 was used for the purchase of the property and the balance will be used for the renovation. Per the agreement, the completion date must be within eighteen months from October 19, 2012. The loan is secured by the property and guaranteed by Fundrise Manager 1539 7th Street NW, LLC and personally by Benjamin and Daniel Miller, Class B members and Fundrise Manager's individual members.

Interest only is payable during the construction period through April 19, 2014 at the fluctuating rate which is 1% per annum above the Wall Street Journal Prime Rate. At the conversion date (construction is complete), the company must begin to make payments of principal and interest amortized over a 25year term at an initial interest rate of 5.25%. The interest rate will adjust five years from the initial conversion date. The loan is due in full on April 19, 2024. The outstanding principal balance at May 31, 2013 was $639,000.

Interest incurred through May 31, 2013 amounted to $16,596 which has been capitalized to construction in progress. $2,339 is included in accounts payable as of May 31, 2013.

At May 31, 2013, scheduled future principal payments on the note are as follows:

May 31, 2014	$ 4,060
2015	50,132
2016	52,828
2017	55,669
2018	58,664
Thereafter	417,647
	$ 639,000

Fundrise 1539 7th Street NW, LLC
NOTES TO FINANCIAL STATEMENTS
May 31, 2013

NOTE 5. RELATED PARTY TRANSACTIONS

Rise Companies Corp (Rise) an affiliate owned by Benjamin and Daniel Miller, has been engaged for various services and has been paid the following fees related to the acquisition of the property:

Acquisition fee	1% of the purchase price of the property	$ 8,520
Financing fee	1% of any financing of the property	9,750
Guaranty fee	1% of the principal of the loan as to which a completion guaranty, carve out guaranty, and/or environmental indemnity is delivered	9,750
Payment guaranty fee (personal recourse)	1% of the principal amount of any recourse loan for which a payment guaranty is delivered	9,750
		$ 37,770

The above fees have been capitalized as follows:

Land	$ 3,299
Building	5,221
Deferred financing costs	29,250
	$ 37,770

Development fees prior to January 1, 2013 were collected by Rise Companies Corp on behalf of Rise Development LLC in the amount of $5798.

Rise Development LLC, an affiliate owned by Benjamin and Daniel Miller had been engaged for ongoing asset management and development and has been paid an asset management fee of $3,458(1% of cash invested in the property) and development fees of $5,418(development fees include the reimbursement of costs and expenses including allocable staff salaries and wages and allocation of overhead costs) through May 31, 2013.

Fundrise 1539 7th Street NW, LLC
NOTES TO FINANCIAL STATEMENTS
May 31, 2013

NOTE 5. RELATED PARTY TRANSACTIONS(CONT.)

Additional fees which may be paid to affiliated companies are:

Fundrise, LLC -	its online platform for securities offering - commercially reasonable fees
Rise Development LLC -	Leasing and other real estate services - commercially reasonable fees
	Disposition fee - 1% of the sales price of the property

As of May 31, 2013, total asset management fees amounted to $3,458 and development fees amounted to $11,216.

All fees have been capitalized to construction in progress and unpaid amounts of $653 are included in due to affiliates.

Preferred Return – members will be entitled to a return on investment calculated at the rate of 8% per annum, compounding monthly, on all capital contributions and loans made to the Company by the members. The preferred return will begin to accrue on the date of each capital contribution or loan until such capital contribution or loan is repaid or returned in full.

As of May 31, 2013, $28,133 has accumulated but no preferred return has been distributed.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company maintains it cash balance at one financial institution. At times, this balance may exceed the federal insurance limits: however, the Company has not experienced any losses with respect to its bank balance in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to this cash balance at May 31, 2013.

NOTE 7. SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that exist at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the entity through July 22, 2013 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements.

Harry M. Ross

Ross and Associates, P.C. • Certified Public Accountants

8115 Old Dominion Drive, Suite 200, McLean, VA 22102 • (703) 356-8808 • FAX: (703) 356-8906

CONSENT OF INDEPENDENT ACCOUNTANT

We agree to the inclusion in this offering circular of our report dated July 22, 2013 on our review of the financial statements of Fundrise 1539 7th Street NW, LLC.

Ross and Associates, P.C.

Ross and Associates, P.C.
Mclean, Virginia
July 22, 2013


FUNDRISE
BUILD YOUR CITY

31 July, 2013

Harry Ross CPA
8115 Old Dominion Drive, Suite 200
McLean, VA 22102

Dear Mr. Ross,

In connection with your review of the financial statements of Fundrise 1539 7th Street NW LLC as of May 31, 2013 for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material aspect, the financial position, results of operations, and cash flows of Fundrise 1539 7th Street NW LLC in conformity with U.S. generally accepted accounting principles we previously provided you with certain representations on May 31, 2013.

We hereby represent to you that all the representations made to you on or before the previous date referred to above continue to be true and accurate as of the date of this letter. No events have occurred subsequent to May 31, 2013 that would require disclosure or recognition in the financial statements.

Sincerely,

Benjamin Miller
Manager, Fundrise Manager 1539 7th Street NW LLC

Fundrise Manager 1539 7th Street NW, LLC
Balance Sheet
Month ending 05/31/13

	Actual
Assets	
Current Assets	
Total Current Assets	0.00
Fixed Assets	
Total Fixed Assets	0.00
Other Assets	
Investment - Fundrise 1539 7th St NW LLC	6,767.68
Total Other Assets	6,767.68
Total Assets	$6,767.68
Liabilities and Equity	
Liabilities	
Current Liabilities	0.00
Long Term Liabilities	0.00
Total Liabilities	0.00
Stockholders Equity	
Equity - Others	6,767.68
Total Stockholders Equity	6,767.68
Total Liabilities and Equity	$6,767.68

Date of this Preliminary Offering Circular: October 24, 2013

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	**Exhibit Description**
2.1	Certificate of Formation
2.2	Amended and Restated Operating Agreement
4.1	Form of Subscription Package
6.1	Loan Agreement, for the principal amount of $975,000, dated as of October 19, 2012, by and among City First Bank of DC, NA and Fundrise 1539 7th Street NW LLC
10.1	Consent of Ross and Associates, P.C.
11.1	Opinion of O'Melveny & Myers LLP*
12.1	Sales Materials
13.1	Testing-The-Waters Materials

* To be filed later by amendment.

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 08/15/2012
FILED 12:00 PM 08/15/2012
SRV 120939118 - 5199337 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

Fundrise 1539 7th Street NW LLC

FIRST. The name of the limited liability company is Fundrise 1539 7th Street NW LLC

SECOND. The address of its registered office in the State of Delaware is 1521 Concord Pike #301, Wilmington, DE 19803, County of New Castle. The name of its Registered agent at such address is United States Corporation Agents, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the date below.

Date: August 14, 2012

/s/ Eileen Gallo
LegalZoom.com, Inc., Organizer
By: Eileen Gallo, Assistant Secretary
LDA #0104 in Los Angeles County (expires 12/2013)
101 N. Brand Blvd., 11th Floor, Glendale, CA 91203
(323) 962-8600

AMENDED AND RESTATED OPERATING AGREEMENT OF FUNDRISE 1539 7TH STREET NW, LLC

a Delaware limited liability company

September 4, 2013

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT.

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
FUNDRISE 1539 7TH STREET NW, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is entered into as of September 4, 2013 (the "Effective Date"), by and between the person(s) designated as members of the Company on the books and records of the Company, as amended from time to time (collectively, the "Members"). Capitalized terms are defined in Section I of this Agreement, or where such terms appear herein, or both.

Explanatory Statement

A. Fundrise 1539 7th Street NW, LLC, a Delaware limited liability company (the "Company") was formed on August 14, 2012, pursuant to the Certificate of Formation filed with the Secretary of State of the State of Delaware.

B. Since its formation, and in conjunction with the execution of this Agreement, a Class A Membership Unit has been issued to Fundrise Manager 1539 7th Street NW, LLC, a Virginia limited liability company ("Manager"), and Class B Membership Units have been issued to Benjamin S. Miller and Daniel S. Miller (each, an "Initial Class B Member" and, collectively, the "Initial Class B Members"), in consideration of certain initial capital contributions made by them to fund the Company's pursuit of a property acquisition (from a number of alternatives), and then to fund the acquisition of the Property (defined herein).

C. The Members now wish to adopt this Agreement to set forth the terms and conditions by which the Company will be governed, to accommodate the planned admission of additional Class B Members and Class C Members to the Company, and to set forth certain terms and conditions applicable thereto.

WITNESSETH:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section I
Defined Terms

The following capitalized terms shall have the meanings specified in this Section I. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"Act" means the Delaware Limited Liability Company Act, and any successor statute, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the deficit shall be decreased by the amounts which the Member is obligated to restore pursuant to Section 4.4.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-l(b)(2)(ii)(c); and

(ii) the deficit shall be increased by the items described in Regulation Sections 1.704-l(b)(2)(ii)(d)(4), (5), and (6).

"Adjusted Capital Balance" means, as of any day, a Member's total Capital Contributions less all amounts actually distributed to the Member pursuant to Section 4.1(c) below (and, to the extent applicable, by amounts actually distributed to the Initial Class B Members pursuant to Section 3.1.1(b), below). If any Membership Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Membership Unit transferred.

"Affiliate" means, with respect to any Person, any Person: (i) which owns more than twenty percent (20%) of the voting interests in the Person; or (ii) in which the Person owns more than twenty percent (20%) of the voting interests; or (iii) in which more than twenty percent (20%) of the voting interests are owned by a Person who has a relationship with the Person described in clause (i) or (ii) above.

"Agreement" is defined in the preamble.

"Approved Transfer of the Company" is defined in Section 6.5.

"Capital Account" means the account maintained by the Company for each Member in accordance with the following provisions:

(i) a Member's Capital Account shall be credited with the Member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Member pursuant to the provisions of Section IV (other than Section 4.3.3); and

(ii) a Member's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section IV (other than Section 4.3.3).

If any Membership Unit is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Unit. If the book value of Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-l(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Capital Sharing Ratios" shall mean, for each Class B Member, the ratio (expressed as a percentage) of the Adjusted Capital Balance of such Class B Member under this Agreement, to the aggregate Adjusted Capital Balance of all Class B Members (with the Class A Member being allocated at all times a Capital Sharing Ratio of one percent (1%) and with the Class B Members as a whole being allocated an aggregate Capital Sharing Ratio of ninety-nine percent (99%), *provided that*, if a Class C Member (or other new class of Member) is admitted to the Company on a basis pursuant to which the Class C Members will be entitled to a *pro rata* share of distributions made pursuant to Section 4.1(f) and (g), below, then the Capital Sharing Ratio of the Class A Member shall continue to be 1%, and the Capital Sharing Ratio of the Class B Members, respectively, will be adjusted to account for any Capital Contributions made by, or credited to, such Class C Member (or other new Member) by the Company, but solely to the extent necessary to give effect to the Financial Rights established with respect to such Class C Member Interest (or other Member Interest) established in compliance with Section 6.4, below. Accordingly, and, without limitation (1) the Class A Interests shall have a fixed one percent (1%) Capital Sharing Ratio based on making an initial Capital Contribution of Five Thousand and no/100 Dollars ($5,000.00) to the Company, (2) if the Class C Interests are structured as preferred equity which does not participate in distributions made pursuant to Section 4.1(f) and (g), below, then the Capital Sharing Ratio applicable to the Class B Interests shall be determined solely by reference to the Capital Sharing Ratio of the Class B Interests (e.g., based on the relative Adjusted Capital Balances of the Class B Members, after giving effect to the return of capital contemplated to be made to the Initial Class B Members under subsection 3.1.1(b), below, as applied to the 99% aggregate Capital Sharing Ratio allocated to the Class B Interests as a whole), and the Class C Interests shall have no Capital Sharing Ratio, and (3) if the Class C Interests are structured so as to participate in distributions made pursuant to Section 4.1(f) and (g), below, on the substantially same basis as the Class A Interests and Class B Interests, then the Class B Interests and Class C Interests will be aggregated (based on the relative amount of Capital Contributions made to the Company by the applicable Class B Members and Class C Members, taking account any reduction in the Adjusted Capital Balance of the Initial Class B Members effectuated pursuant to subsection 3.1.1(b), below, but otherwise without regard to any other distributions made to the Class B Members and the Class C Members pursuant to any of the other provisions of this Agreement, including distributions that constitute a return of capital) in order to determine the Capital Sharing Ratios applicable to the Class B Interests and Class C Interests.

"Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses (including fees paid to the Manager pursuant to Section

5.5.1) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager, *provided that*, in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, cash funds used to pay the costs of the transaction in question and/or all final obligations, indebtedness and unpaid costs and expenses (and any reserves established in connection with such capital transaction) shall be deducted from the cash funds derived such transaction to arrive at the amount of Cash Flow of the Company derived therefrom. Cash Flow shall be increased by the reduction of any reserve previously established, including any post-closing reserves established in connection with any sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company.

"Certificate of Formation" means the Certificate of Formation of the Company which has been filed with the Secretary of State of the State of Delaware, as amended from time to time.

"Class A Interest" refers to the membership interest of the Class A Member in the Company, including the Percentage Interest, Financial Rights and Membership Rights applicable thereto.

"Class A Member" means the owner of the Class A Membership Unit, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class A Member pursuant to the terms hereof. The name of the Class A Member, and the Percentage Interest allocated to the Class A Member, shall be reflected in the books and records of the Company.

"Class A Membership Unit" refers to a single unit of Class A Member Interest.

"Class B Interests" refers to the membership interests of the Class B Members in the Company, including all Percentage Interests, Financial Rights and Membership Rights applicable thereto.

"Class B Members" means any Persons to whom Class B Membership Units are issued, and any assignee or transferee of such Persons permitted under the terms of this Agreement, and any other Person admitted to the Company in the future as a Class B Member pursuant to the terms hereof. The names of the Class B Members, and the Percentage Interests allocated to each such Class B Member, shall be reflected in the books and records of the Company.

"Class B Membership Units" refers to any units of Class B Interests, each equal to a *pro-rata* percentage (based on the number of Class B Membership Units sold) of the aggregate amount of Class B Interests to be issued. The Percentage Interests applicable to the Class B Interests issued as part of the initial offering of Class B Interests described in the Explanatory Statement, may be diluted by the future issuance of any additional Class B Membership Units or any Class C Membership Units.

"Class C Interests" refers to the membership interests of the Class C Members in the Company, including all Percentage Interests, Financial Rights and Membership Rights applicable thereto, if any.

"Class C Members" refers to any Persons who acquire a Class C Interest in the Company in the future, if and to the extent the Company establishes and issues Class C Interests pursuant to the terms of this Agreement. There are no Class C Members as of the Effective Date of this Agreement.

"Class C Membership Units" refers to any units of Class C Interests issued in the future, with the Percentage Interests, Financial Rights and Membership Rights which form a part of the Class C Membership Unit to be determined by Manager if and when any such Class C Interests are established or issued. As of the Effective Date, no Class C Membership Units have been established or issued.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Commonwealth" or "State" means the State of Delaware.

"Company" is defined in the preamble.

"Final Sharing Percentages" shall mean the percentage of distributions which the Class A Member, and each Class B Member, respectively, is entitled to receive, in respect of distributions made pursuant to Section 4.1(g), below.

"Financial Rights" means a Person's rights to share in Profits and Losses of, and distributions from, the Company.

"Governance Rights" means all of a Person's rights as a Member of the Company other than Financial Rights and the right to assign Financial Rights.

"Includes", "including" or other substantially similar terms shall be interpreted as if such term was immediately followed by the phrase "without limitation."

"Investor Members" means all Persons who own Class B Interests and/or Class C Interests.

"Interest Holder" means each holder of a Class A Interest, Class B Interest and/or Class C Interest, and shall any successor or assignee of any such Member Interest that, under the terms of this Agreement, is entitled to enjoy and receive the Financial Rights attached to such Member Interest, whether or not such Person is entitled to enjoy the benefit of any other Membership Rights that would otherwise be applicable to such Member Interest.

"Manager" means each Person who is listed as a manager of the Company in this Agreement, or who becomes a substituted manager of the Company as herein provided and who is listed as a manager in the books and records of the Company. For purposes of this Agreement and the management of Company affairs, the term "Manager" shall have the same meaning ascribed to the term "manager" under the Act.

"Mandatory Class C Redemption Date" means the fifth (5th) anniversary of the date upon which a Class C Member Interest is first issued to the applicable Class C Member.

"Member(s)" means each Person who is entering into this Agreement and is listed as a Member on the books and records of the Company, including the Class A Member and Class B Members, and any Person (including, if applicable, any Class C Member or other class of Member) who subsequently is admitted as a Member of the Company.

"Member Interest" means collectively and individually, the Class A Interest, the Class B Interests and the Class C Interests, as applicable.

"Membership Rights" means all of the rights of a Member in the Company, namely, a Member's Financial Rights and Governance Rights, including a Member's: (i) Membership Unit; (ii) right to inspect the Company's books and records; and (iii) unless otherwise limited by this Agreement, right to participate in the management of and vote on matters coming before the Company.

"Membership Unit(s)" means, (i) individually, any of the Class A Membership Units, Class B Membership Units or Class C Membership Units, as applicable, and (ii) collectively, the Class A Membership Units, the Class B Membership Units and the Class C Membership Units, if any.

"Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b).

"Necessary Expenses" means costs and expenses of an essentially non-discretionary nature, including amounts due under leases and other agreements and/or legal requirements by which the Company is bound (including regularly scheduled debt service payments and other amounts owing under any third party loans made to the Company, and/or amounts required to be paid to fulfill the Company's obligations under a lease or other contract), financing and refinancing expenses, real estate taxes then due and payable, utility costs, insurance premiums, leases, costs of curing legal violations, and other similar non-discretionary types of expenses that the Manager otherwise deems necessary or appropriate in its good faith judgment.

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Percentage Interest" means, as to a Member, the percentage set forth after the Member's name on the books and records of the Company, as amended from time to time, and as adjusted from time to time in accordance with Section 6 and in accordance with the acceptance by the Company of any Subscription Agreement, based on the Capital Sharing Ratio of each such Member, representing each Member's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"Person" means a natural person (age 18 or older), partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Preferred Return" means a return on investment calculated at the rate of eight percent (8%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Members, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan is made to the Company by the Member in question and continuing until such Capital Contribution is repaid or returned in full, provided that, with respect to the Class C Members, if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return applicable to such Class C Member Interest shall thereafter be increased (i) from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing until the first (1st) anniversary thereof or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, (ii) from 12% per annum to 14% per annum, commencing on the first (1st) anniversary of the Mandatory Class C Redemption Date and continuing until the second (2nd) anniversary thereof, or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, and (iii) from 14% per annum to 16% per annum, commencing on the second (2nd^{t}) anniversary of the Mandatory Class C Redemption Date and continuing thereafter at 16% per annum until the date upon which the Class C Member Interest is fully redeemed.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

"Property" means that certain real property and the improvements thereon owned or to be owned by the Company having a street address of 1539 7th Street, N.W., Washington, D.C.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Repurchase Notice" is defined in Section 6.6.2.

"Repurchase Price" is defined in Section 6.7.1.

"Repurchase Right" is defined in Section 6.6.1.

"Subscription Agreement" means any agreement between the Company and an Investor Member, by which such Investor Member subscribes for Class B Membership Units or Class C Membership Units it is acquiring hereunder.

"Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign or otherwise transfer.

Section II
Formation and Name; Office; Purpose; Term

2.1. Organization. The Members have heretofore organized a limited liability company pursuant to the Act and have caused Certificate of Formation to be prepared, executed and filed with the State on August 14, 2012.

2.2. Name of the Company. The name of the Company is "Fundrise 1539 7th Street NW LLC."

2.3. Purpose. The Company is organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of certain real estate located at 1539 7th Street, NW, Washington, DC 20001, directly or indirectly, and to engage in any and all lawful businesses not required to be specifically stated in this Agreement or in the Articles of Organization, for which limited liability companies may be formed under the Act. Without the written consent of the Class A Member, the Company shall not engage in any business other than the ownership, renovation, redevelopment, management and operation of the Property.

2.4. Term. The term of the Company began upon the acceptance of the Certificate of Formation by the State and shall be perpetual, unless its existence is sooner terminated pursuant to Section VII of this Agreement.

2.5. Powers. The Company shall have and may exercise all powers necessary or convenient to effectuate any or all of the purposes for which the Company is formed, including the power to acquire an estate or interest in property in its name.

2.6. Registered Office and Registered Agent. The name and address of the Company's resident agent in the State is United States Corporation Agents, Inc., 1521 Concord Pike, #301, Wilmington, DE 19803. The principal business office of the Company shall be at 1519

Connecticut Avenue, NW, Suite 200, Washington, DC 20036, or such other location as is determined by the Manager from time to time.

2.7. Members. The name, class, number of units, and Percentage of each Member are set forth on the books and records of the Company, as amended from time to time.

Section III
Members; Capital; Capital Accounts; Guarantees

3.1. Capital Contributions.

3.1.1 Initial Capital Contributions.

(a) In connection with the formation of the Company, the Company's pursuit activities, and the Company's acquisition of the Property, the two Initial Class B Members advanced aggregate initial Capital Contributions to the Company in the aggregate amount of $420,000, in equal shares, as result of which each of the Initial Class B Members initially owns a 49.5% Percentage Interest in the Company.

(b) Upon any new Class B Member or new Class C Member being admitted to the Company and being issued a Class B Membership Unit or Class C Membership Unit, respectively, such Members (i) shall contribute to the Company cash in the amounts respectively set forth on the books and records of the Company as cash consideration for the Membership Unit so acquired, and (ii) shall be assigned a Percentage Interest in the Company based on the amount of Capital Contributions made to the Company by such new Class B Member or new Class C Member, relative to the aggregate amount of Capital Contributions made to the Company by all Class B Members and Class C Members, after giving effect to any adjustment provided for in the next sentence of this Section 3.1.1(b). Upon the Company's receipt of any initial Capital Contributions from new Class B Members and/or Class C Members, the amount so contributed shall be distributed in equal shares to the Initial Class B Members as a return of capital, provided that (1) upon making such distribution, the Percentage Interests of the Initial Class B Members shall be reduced (in equal shares) based on the formula described in clause (ii), above, as applied to Adjusted Capital Balance of the Initial Class B Members, as adjusted to account for any distributions made to the Initial Class B Members pursuant to this Section 3.1.1(b), and (2) the distributions otherwise contemplated to be made to the Initial Class B Members pursuant to this Section 3.1.1(b) shall cease once the Adjusted Capital Balance of the Initial Class B Members has been reduced through distributions made pursuant to this Section 3.1.1(b) to One Hundred Thousand and No/100 Dollars ($100,000.00) in the aggregate.

(c) In the event that there are any unreimbursed, third party costs and/or expenses incurred by Class A Member and/or its Affiliates in pursuit of the acquisition and development of the Property, and/or the other properties which were being evaluated by the Company for possible acquisition during the Company's selection process, then the Company will reimburse the Class A Member for the full amount thereof within ten (10) days after written demand for such reimbursement, provided that the Class A Member will be credited with a Capital Contribution to the Company to the extent that any such reimbursable costs and expenses are not reimbursed to the Class A Member within ten (10) days after demand for such reimbursement is made. In no event will amounts reimbursed to the Class A Member for third party pursuit and acquisition costs and expenses under this Section 3.1.1(c) exceed $50,000 in the aggregate.

3.1.2 Class B Members. From and after the date hereof, the Manager, on behalf of the Company, may in the Manager's sole discretion, from time to time, accept subscriptions for Class B Membership Units, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary and appropriate. Each subscriber to Class B Membership Units under this Section 3.1.2 may be admitted by the Manager on behalf of all Members as a Class B Member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement. The parties acknowledge that all of the Class B Members, prior to or as of the Effective Date, accepted subscriptions for Class B Membership Units by execution and delivery, inter alia, of Subscription Agreements for such Class B Membership Units.

3.1.3 Class C Members. From and after the date hereof, the Manager, on behalf of the Company, may in the Manager's sole discretion, from time to time, accept subscriptions for Class C Membership Units, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary and appropriate. Each subscriber to Class C Membership Units under this Section 3.1.3 may be admitted by the Manager on behalf of all Members as a Class C Member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement.

3.2. Additional Funds.

3.2.1. No Additional Capital Contributions Required. Except as set forth in Section 3.2.2 below, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company. Notwithstanding the above, in no event shall any Class C Member ever be required to contribute any additional capital to the Company, or be considered a non-funding Member under Section 3.2.2, below.

3.2.2. Procuring Additional Funds.

(A) In the event the Company requires additional funds to pay Necessary Expenses, the Manager shall first use its commercially reasonable efforts, for and on behalf of the Company, to obtain such funds in the Company's name from third parties, in the form of loans or new equity investments, on such terms and conditions and with such security and/or, subject to the limitations of Section 6.4, below, Financial Rights, as the Manager may deem appropriate in its good faith judgment.

(B) In the event that all additional capital required to pay Necessary Expenses is not obtained by the Company as described in subparagraph (A), above, then, within thirty (30) days after the Class A Member's and Class B Members' receipt of a written request (a "Capital Call") from the Manager for the amount needed, the Class A Member and Class B

Members shall be required, on a *pro-rata* basis (based on their respective Percentage Interests), to make additional Capital Contributions to the Company as necessary to fund the additional capital required by the Company (hereafter referred to as the "Required Amount"). In the event the Class A Member or any Class B Member fails to fund his, her or its proportionate amount of the Required Amount under any Capital Call, then the Class A Member (if it is a funding Member) and/or the other Class B Members (if they are funding Members) may (but shall not be required to) contribute such capital on behalf of the non-funding Member (and if more than one such other Member desires to make such contribution, they shall do so in proportion to their Percentage Interests). Such capital shall be deemed a loan from the contributing Member(s) to the non-funding Member bearing interest at fifteen percent (15%) per annum, compounding quarterly, and the full amount of said loan and accrued interest shall be paid to the contributing Member(s) out of distributions of Cash Flow otherwise required to be made to the non-funding Member under Section 4.1 below, until the full amount of such loan, and all interest accrued thereon, has been repaid in full (and before any cash amounts otherwise required to be distributed to the non-funding Member under Section 4.1 are paid over to the non-funding Member). The foregoing provisions of this Section 3.2.2 (i) shall not apply to the Class C Members, who shall not be subject to, nor required to fund, Capital Calls, and (ii) are not intended to be for the benefit of any creditor or other person (other than a Member in his capacity as a contributing Member making a loan to a non-funding Member hereunder) to whom any debts, liabilities, or obligations are owed by (or who otherwise have any claim against) the Company or any of the Members, and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability, or obligation (or otherwise) against the Company or any of the Members. Further, in the event that all additional capital required to pay Necessary Expenses is not obtained by the Company pursuant to the foregoing provisions, and such lack of funds threatens the viability of the Company, the Manager agrees that it will promptly commence to market the Property for sale.

3.3. No Interest on Capital Contributions. Other than the Preferred Return, as provided for herein, no interest or annual return shall be paid on Capital Contributions.

3.4. Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any Capital Contribution. The foregoing notwithstanding, all Class C Member Interests shall be redeemed by the Company at par, together with any accrued but unpaid Preferred Return thereon, and less any prior return of capital distributed to the applicable Class C Member, on the Mandatory Class C Redemption Date.

3.5. Form of Distribution. If a Member is entitled to receive a distribution, the Company may distribute cash, notes, property or a combination thereof to such Member.

3.6. Capital Accounts. A separate Capital Account shall be maintained for each Member, in accordance with applicable provisions of the Code.

3.7. Loans. Class A Member may, at any time, make or cause a loan to be made, to the Company, either (i) on an arm's length basis with an unrelated third party lender, or (ii) by any Member, in any amount to which the Company and the Member agree. Any such loan from a

Member shall bear interest at the same interest rate provided for in Section 3.2.2 above with regard to loans made by a contributing Member to a non-funding Member thereunder.

Section IV
Profit, Loss and Distributions

4.1. Cash Flow. From time to time, and at the sole discretion of the Manager, but subject (i) to the provisions of Section 3.2.2, above, which require amounts otherwise distributable to a non-funding Member under this Section 4.1 to be applied to repay accrued interest and principal due with respect to any loan made from a contributing Member to such non-funding Member pursuant to (and as described in) Section 3.2.2, above, and (ii) to the Financial Rights of any Class C Member or other class of Member admitted as a member of the Company in accordance with the limitations set forth in Section 6.4, below, Cash Flow shall be applied and/or distributed by the Company in the following order of priority:

(a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then*

(b) second, to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu,* in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then*

(c) third, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class C Members; *then*

(d) fourth, to the Class C Members, *pro rata,* in proportion to their relative Adjusted Capital Balances, until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as a Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company; *then*

(e) fifth, to the Class A Member and Class B Members, *pro rata*, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class A Member and Class B Members; *then*

(f) sixth, to the Class A Member and Class B Members, *pro rata*, in proportion to their relative Percentage Interests, until the total distributions made pursuant to this clause (f) cause the Class A Member and Class B Members to achieve a cumulative annual rate of return on capital of eight percent (8%); *then*

(g) seventh, and on a *pari passu* basis, (i) seventy-five percent (75%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) twenty-five percent (25%) of any remaining Cash Flow shall be distributed to the Class A Member, until the total distributions made pursuant to this clause (g) cause the Class B Members to achieve a cumulative annual rate of return (compounding monthly) on capital of fifteen percent (15%); *and*

(h) finally, and on a *pari passu* basis, (i) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class A Member.

4.2. Allocation of Profit or Loss. After giving effect to the allocations and/or adjustments required by Section 4.3 hereof, Profits and Losses for any fiscal year shall be allocated as follows:

(a) Profits shall be allocated: (i) first, to each Member which has previously been allocated Losses pursuant to Section 4.2(b), below, which have not been fully offset by allocations of Profits pursuant to this Section 4.2(a)(i) ("Unrecovered Losses") until the cumulative amount of Profits allocated to each such Member pursuant to this Section 4.2(a)(i) is equal to the cumulative amount of Losses which have been allocated to such Member pursuant to Section 4.2(b), below, it being understood that Profits allocated pursuant to this subsection (i) shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Class C Members in proportion to the amount of Preferred Return distributed to the Class C Members pursuant to Section 4.1(c), above; (iii) third, to the Class A Member and Class B Members in proportion to the cumulative amount distributed to such Members pursuant to Section 4.1(e), above; and (iv) fourth, to the Class A Member and Class B Members in accordance with Sections 4.1(f), (g) and (h), above, as applicable; provided that, the foregoing notwithstanding, if the Company receives federal, state or local historic tax credits in connection with the redevelopment of the Property, such historic tax credits shall be allocated to the Class A Member and Class B Members, pro rata, in accordance with their respective Final Sharing Percentages.

(b) Losses shall be allocated to the Members (i) first, in accordance with their positive Capital Account balances, on a *pro-rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their Percentage Interests.

(c) Notwithstanding Section 4.2(b) hereof and after application of Treasury Regulation Section 1.704-l(b)(2)(ii)(d), until the terms of the following sentence are satisfied, no such Losses shall be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any Losses not allocated to a Member due to the foregoing limitation instead shall be allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero.

(d) Upon any Terminating Capital Transaction, and after adjusting each Member's Capital Account for the fiscal year in which such Terminating Capital Transaction occurs for all Capital Contributions and distributions made during such fiscal year, and for all other special allocations made pursuant to Section 4.3, below, all Profit and Loss from such Terminating Capital Transaction shall be allocated to the Members' Capital Accounts in a manner such that, as of the end of such fiscal year, the Capital Account of each Member (which may be either a positive or negative balance) shall equal, as nearly as possible, (a) the amount that would be distributed to such Member in a Hypothetical Liquidation (based on the purchase price associated with such Terminating Capital Transaction) at the end of the last day of such Fiscal Year, minus (b) the sum of (i) such Member's share of Partnership Minimum Gain (as determined according to Treasury Regulations Sections 1.704-2(d) and (g)(3)) and Partner Nonrecourse Debt Minimum Gain (as determined according to Treasury Regulations Section 1.704-2(i)) and (ii) the amount, if any, such Member is obligated to contribute to the capital of the Company as of the last day of such Fiscal Year, provided, however, that no Loss may be allocated to a Member to the extent such an allocation would result in an Adjusted Capital Account Deficit for such Member. For purposes of the foregoing:

(i) "Fiscal Year" shall mean means the taxable year of the Company, which shall be the calendar year, *provided that* upon termination of the Company, the term "Fiscal Year" will mean the period from the end of the last preceding Fiscal Year to the date of such termination;

(ii) "Hypothetical Liquidation" means a hypothetical series of transactions occurring on a given date, in which (a) the Company is liquidated and all Company assets, including cash, are sold for cash equal to their book value (except as otherwise provided herein), taking into account any adjustments thereto for such period, (b) all third party liabilities of the Company are satisfied in full in cash according to their terms, and (c) all distributable Cash Flow (after satisfaction of such liabilities) is distributed in full pursuant to the distribution provisions in Section 4.1(b) – (e), above; and

(iii) "Terminating Capital Transaction" means a sale or transfer of all or substantially all of the assets of the Company.

4.3. Regulatory Allocations.

4.3.1. Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Loss or deduction (or item thereof), or (ii) any distribution, which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a *pro-rata* portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in the proportions required to eliminate the excess as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2. Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a *pro-rata* portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.3.3. Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-l(b)(2)(iv)(d)(3), income, gain, loss and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.4. Liquidation and Dissolution.

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Members in accordance with the terms of Section 4.1 (subject to the effect of Section 4.2(d), above).

4.4.2. No Member shall be obligated to restore a Negative Capital Account.

4.5. General.

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Manager.

4.5.2. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their then current book value (as reflected on the books and records of the Company), and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled.

4.5.3. All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit or Loss shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.5.4. The Members are hereby authorized, upon the advice of the Company's tax counsel, to amend this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

Section V
Management: Rights, Powers and Duties

5.1. Management.

5.1.1. Management. Except as otherwise provided herein, all powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) Manager (who may, but need not, be a Member), who shall be selected by the Class A Member. The Class A Member hereby appoints the Class A Member, Fundrise Manager 1539 7th Street NW LLC, as the initial Manager of the Company. The Members agree that the Manager shall have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. Every reference in this Agreement to the Manager shall mean and refer to any Person appointed Manager hereunder. Without limiting the generality of the authority granted to the Manager hereunder, the Manager shall be, and hereby is, fully authorized to take any or all of the following actions without the consent of any Member:

(i) To borrow money for the Company from any Person;

(ii) To create liens or encumbrances on all or any part of the Company's assets in order to secure loans or advances to the Company or any Person in which the Company has a direct or indirect interest, or any obligation of the Company or any Person in which the Company has a direct or indirect interest, or for any other Company purpose;

(iii) To execute and deliver for the Company agreements and other instruments (including, without limitation, instruments creating liens and/or encumbrances on Company assets for any purpose authorized by clause (ii)), in connection with loans or the Transfer of property to any Person;

(iv) To guarantee the obligations of any Person;

(v) To acquire, either directly or indirectly, real property and tangible and intangible personal property and to Transfer to any Person including any Member or Affiliate all, substantially all, or any part of the property of the Company or any Person in which the Company has a direct or indirect interest;

(vi) To collect all income of the Company and to satisfy all obligations of the Company, including without limitation expenses of the Manager and indemnification obligations arising under this Agreement;

(vii) To prepare and file all tax returns for the Company (but without any obligation hereunder to prepare or file the tax returns or other reports of the Members);

(viii) To make all tax elections for the Company, including, without limitation, elections under Section 83 of the Code or any special basis adjustments under Section 754 of the Code (provided that the Member requesting any Section 754 election must agree to reimburse the Company for any costs incurred by the Company in making the election or in maintaining or preparing any additional records or reports in connection with the Section 754 election);

(ix) To prosecute, defend and settle legal, arbitration or administrative proceedings on behalf of or against the Company or, to the extent relating to the Company, any of its Members;

(x) To manage, maintain and operate the assets of the Company including, without limitation, entering into or modifying any management agreement with any Person for the management of any of the Company's properties;

(xi) To enter into leases, licenses and/or other agreements of every kind and nature in relation to the operation of the Property, and, in connection therewith, to execute and deliver lease agreements, license agreement, work agreements, assignments and other legal documentation of whatever type of nature;

(xii) To sell, pledge, hypothecate or otherwise Transfer all or any portion of the Property, and, in connection therewith, to execute and deliver deeds, assignments and other conveyancing or transfer documentation of whatever type of nature;

(xiii) To employ one or more Persons (including without limitation any Member or any Member, shareholder, officer, director, agent or advisor of any Member or Affiliate) in connection with the business of the Company;

(xiv) To establish arrangements for the deposit of monies received on behalf of the Company in accordance with Section 4.11 and to disburse all funds on deposit on behalf of the Company in amounts and at times as required in connection with the business of the Company;

(xv) To procure and maintain insurance against risks and in amounts determined to be appropriate by the Manager, including without limitation errors and omissions or other insurance under which any Member and its Members, shareholders, officers, directors, agents and Affiliates are beneficiaries;

(xvi) To do or cause to be done any action referred to in this Agreement through any Person, including, without limitation, any subsidiary, designated by the Manager;

(xvii) To approve any sale, transfer, pledge or hypothecation of all or part of any Member's Member Interests in the Company, except for specific Transfers permitted under the express terms of this Agreement without such approval; and

(xviii) To do or cause to be done any other act which the Managing Member considers to be appropriate to carry out any of its powers or in furtherance of the purposes or character of the Company.

Notwithstanding any provision of this Agreement to the contrary, the signed statement of the Manager reciting the authority of the Manager for any action, as to any third Person, will be conclusive evidence of the authority of the Manager to take that action. Although the same shall not be required in order to establish the Manager's authority to take actions and bind the Company as provided for herein, each Member will promptly execute instruments determined by the Manager to be necessary or appropriate to evidence the authority of the Manager to consummate any transaction permitted by this Agreement.

5.1.2. A Manager may be removed from office, and a new Manager may be elected or appointed, solely by the Class A Member.

5.2. Voting by Members.

5.2.1. All voting rights and Governance Rights of the Members shall be held and exercised solely by the Class A Member, and no Member other than the Class A Member shall have any Governance Rights under this Agreement. Whenever this Agreement or the Act calls for or requires a vote of the Members of the Company, such vote shall in all cases mean and refer to the vote of the Class A Member.

5.2.2. In lieu of holding a meeting, the Class A Member may vote or otherwise take action by a written instrument indicating the consent of the Class A Member. Copies of this written instrument shall be kept with the Company books and records.

5.2.3. If the Manager determines that it is in the interest of the Company to establish and issue Class C Membership Units (or a new class of Membership Units not expressly referenced herein), the Manager shall have the right to do so, and nothing herein set forth shall be construed to limit the Manager's right to provide (or not to provide) approval rights, voting rights and/or Governance Rights as part of any Class C Membership Units (or other Membership Units) that are different from, more extensive than, or less extensive than, the approval rights, voting rights and/or Governance Rights, if any, applicable to the Class B Membership Units, and with Financial Rights that are different from the preferred equity Financial Rights currently provided for herein. Without limiting the foregoing, but subject to any limitation set forth in Section 6.4, amendments to any applicable provisions of this Agreement in order to establish or provide for such rights, and/or any other Membership Rights applicable to the Class C Membership Units, shall be permitted without the consent or approval of the Class B Members, and without requirement that any Member other than the Class A Member consent to, or execute, any amendment to this Agreement (or other legal documents) required to establish such Membership Rights or effectuate the issuance of a Class C (or other) Membership Unit to, and the admission (as a Member of the Company) of, such Class C (or other) Member, and, without limitation, the power of attorney granted pursuant to Section 5.7.1(i), below, shall be deemed to apply to any such amendment.

5.3. Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purpose thereof, however, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4. Duties of Parties.

5.4.1. Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.4.2. Except as otherwise expressly provided in Section 5.4.3., nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of the Members' respective Affiliates) to maintain, expand or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates in addition to those already provided for herein. In any of those cases, those dealings and undertakings shall be on commercially reasonable, arm's length equivalent, terms.

5.5. Affiliate Services.

5.5.1. The Manager will be entitled to receive fees from the Company, as expenses of the Company, in connection with the performance of its management obligations hereunder. From and after the Effective Date of this Agreement, fees have accrued and been paid, or will accrue and be payable, to Manager in accordance with the following fee schedule:

(i) Acquisition Fee: 1% of purchase price of the Property;

(ii) Annual Asset Management Fee: 1% of the cash investment of the Members in the Property (per annum);

(iii) Financing: 1% of the amount of any financing of the Property;

(iv) Payment Guaranty Fee (Personal Recourse): 1% of the principal amount of any recourse financing of the Property as to which the Manager or its Affiliates delivers a payment guaranty; and

(v) Other Guaranty Fee (Personal Indemnification): 1% of the principal amount of any financing of the Property with respect to which the Manager, or its Members and/or Affiliates, deliver a completion guaranty, carve-out guaranty, and/or environmental indemnity, payable upon closing of the applicable financing transaction.

5.5.2. The Company has engaged Fundrise, LLC, an affiliate of the Manager, as its online platform for securities offerings. Fundrise may receive commercially reasonable fees from the Company in connection with any such offerings.

5.5.3. The Company has engaged Rise Development LLC ("Rise Development"), an affiliate of the Manager for ongoing asset management, leasing, development, financing, sales, and other real estate services. Rise Development may receive fees for providing such services at the prevailing market rate.

5.5.4. The Company has engaged Rise Development for development which shall include reimbursement of all reasonable costs and expenses of Manager and its Affiliates, and/or their respective members and/or employees, incurred in the proper performance of services to be provided by Manager, which such reimbursable costs and expenses shall include allocable staff salaries and wages of Manager or such Affiliate (including Benjamin Miller or Daniel Miller), in amounts sufficient to reimburse direct payroll cost, overhead, and general expenses associated with the acquisition and development of the Property.

5.6. Liability and Indemnification.

5.6.1 No Member or Manager shall have any personal obligation for any debts, obligations or liabilities of the Company, whether such debts, obligations or liabilities arise in contract, tort or otherwise, solely by reason of being a member, manager, employee or agent of the Company. No Member or Manager shall be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if (and to the extent) such Member or Manager engaged in gross misconduct, fraud, or criminal activity.

5.6.2 The Company shall indemnify each Member and Manager to the fullest extent permitted by the Act for any act performed by such Member or Manager with respect to Company matters, except in the case of action or failure to act by a Member and/or Manager which constitutes gross misconduct, fraud, or criminal activity.

5.6.3 The Manager shall be required to discharge its duties under this Agreement in accordance only with its good faith, business judgment. The Manager makes no representation or warranty, and there is no guarantee, that the Company will be financially successful or that its securities will increase in value or maintain their value. Furthermore, there is no guaranteed distribution or rate of return and no guarantee as to the existence or amount of any earnings from the Company's investments or any proceeds that may be obtained on disposition thereof. The Manager shall not be liable to the Company or to any Member for, and the Company and each Member hereby waive any and all claims that may arise from, any act or failure to act of the Manager if such act or failure to act is based upon the good faith, business judgment of the Manager, except if the Manager engaged in fraud or gross negligence. It is the intent of the parties that this Section 5.6.3 shall be binding and effective to the maximum extent permitted by law.

5.7. Power of Attorney.

5.7.1. Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Member's name, place and stead, to make, execute, sign, acknowledge, and file:

(i) all documents (including amendments to the Articles of Organization and to this Agreement and the books and records of the Company) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement (provided that, except with respect to a modification to this Agreement required or contemplated pursuant to Section 6.4, below, the same does not materially and adversely affect (1) the rights and obligations of the Members hereunder, or (2) the economic terms of this Agreement);

(ii) any and all other certificates or other instruments required to be filed by the Company under the laws of the State or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State;

(iii) one or more fictitious or trade name certificates; and

(iv) all documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Without limiting the scope of Manager's authority, and for purposes of Section 5.7.1(i), above, and/or Section 6.4 and Section 9.4, below, the Members acknowledge and agree that the establishment of Class C Membership Units, and the issuance of Class C Membership Units to future investors in the Company on different terms (and with different Membership Rights) than apply to the Class A Membership Unit or the Class B Membership Units (and including without limitation crediting Adjusted Capital Balances and issuing Percentage Interests to the Class C Members in consideration of capital contributed to the Company in exchange for subscribing to such Class C Membership Units) shall be deemed not to materially and adversely affect the economic and distributive rights of the Class B Members as long as the Percentage Interests granted in respect of offered Class C Membership Units are arrived at by the Manager based on the Manager's good faith determination that the amount of capital being contributed by subscribers to the Class C Membership Units is based on the fair market value of all equity interests in the Company at the time any such Class C Membership Units are offered.

5.7.2. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the transfer of a Membership Unit, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.8 Waiver of Fiduciary Duties. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective Affiliates. Further, the Members hereby waive, to the fullest extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement.

Section VI
Transfer of Membership Units and Withdrawals of Members

6.1. Transfers.

6.1.1. No Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member, and no Member may Transfer all, or any portion of, or any interest or rights in, any Membership Unit, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under Section 6.3 below, to a person or entity that is not a Member (collectively, "Transferees").

6.1.2. The Transfer of any Membership Rights or Membership Units to a Transferee will not be valid until the transferor and Transferee have executed and acknowledged such other instruments as the Manager may deem necessary or advisable to effect the admission of such Transferee as a Member in accordance with the provisions of applicable law, including without limitation, the written acceptance and adoption by such person of the provisions of this Agreement.

6.1.3. Any Transfer of Membership Rights or Membership Units in violation of the prohibitions contained in this Section 6.1 shall be deemed invalid, null and void, and of no force or effect.

6.1.4. Any Person to whom Membership Rights are attempted to be transferred in violation of this Section 6.1 shall not be entitled to receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.1.5. Each Member hereby acknowledges the reasonableness of these prohibitions in view of the purposes of the Company and the relationship of the Members.

6.2. Resignation. No Member shall have the right or power to resign or withdraw from the Company without the consent of the Manager.

6.3. Dissolution, Death or Disability. Upon the dissolution, death or permanent total disability of a Member: (a) the Company shall not dissolve, and (b) the estate or legal representative of a deceased or disabled Member or his designated heir(s), or the successor of a dissolved Member, shall thereupon become a Member in accordance with Section 6.1.2 above.

In the event of such dissolution, death or disability of a Member, the successor Member(s), if any, in addition to the other Members of the Company, shall have the right to receive all dissolution proceeds otherwise distributable to the affected Member pursuant to Sections 4.4 above and 7.1 below.

6.4. Dilution for New Members if Additional Capital is Required. Following the completion of the initial offering of Class B Membership Units, in the event additional capital is required to pay Necessary Expenses, and Manager determines that it is necessary, appropriate or advantageous to obtain such additional capital from an unrelated third party equity investor (i.e., a Person which is not an Affiliate of Manager or its principals), and notwithstanding the likelihood that the Financial Rights of Manager, as Class A Member, and the Class B Members, will effectively be diluted as a result of any Financial Rights granted to such new equity investor (but subject in all events to the limitation set forth in the next sentence of this Section 6.4), Manager shall have the right and authority to admit such third party investor as a new Member of the Company, and enter into agreements with such third party investor providing for the contribution of additional capital by such third party investor in the Company, on such terms and conditions as Manager deems appropriate in its sole, good faith, discretion. The Members agree that such terms may include the admission of such new equity investors as Class C Members, or under a different class of Member Interest, under terms providing for Financial Rights that are different from and/or senior to, the Financial Rights then established in favor of the Class A Member and Class B Members under this Agreement, provided that the Financial Rights of the Class A Member and Class B Members respectively, are each diluted in a substantially identical manner (meaning that the Financial Rights of the newly admitted Member shall impact the Financial Rights of the Class A Member and the Financial Rights of the Class B Members in the same way, as if their Member Interests were effectively consolidated). By way of example and not of limitation, if a Class C Member is admitted under Financial Rights that provide for the Class C Member's capital contributions and/or cumulative rate of return on capital to be paid out before any Cash Flow is distributed to the Class A Member and Class B Members, and to share in all further cash distributions at a percentage rate that applies identically to the Class A Member and Class B Members (i.e., where the balance of any Cash Flow available for distribution to the Members is, after netting out the Class C Member's percentage share thereof, distributed to the Class A Member and Class B Members in the same percentages, relative to one other, that would otherwise currently apply under the distribution waterfall set forth in Section 4.1, above), the dilution resulting therefrom will be deemed to affect the Class A Member and Class B Members in a "substantially identical manner."

6.5. Drag Along Rights. In the event the Manager approves a Transfer by assignment of all of the Membership Units of the Company to a third Person, or by merger, consolidation and/or reorganization with such third Person (in lieu of a sale of all or substantially all of the assets of the Company), and in connection therewith it is determined by the Manager that the Transfer is fair from a financial point of view to the Members (an "Approved Transfer of the Company"), the Members shall consent to and raise no objections to the Approved Transfer of the Company and (i) if the Approved Transfer of the Company is structured as a sale of Membership Units, the Members shall agree to sell all of their Membership Units on the terms and conditions approved by the Manager, and (ii) if the Approved Transfer of the Company is structured as a merger, consolidation or other reorganization, the Members shall vote in favor thereof (to the extent they are entitled to vote) and shall not exercise any dissenters' rights of appraisal they may have under Virginia law. The Class B Members further acknowledge and agree that they do not have consent or approval rights over any sale of all or substantially all of the assets of the Company, including any Terminating Capital Transaction (and each Class B Member shall be deemed to have agreed not to exercise any dissenters' rights of appraisal they may have under Virginia law in relation thereto). Each Member shall use his/her/its best efforts to cooperate in the Approved Transfer of the Company and shall take any and all necessary and desirable actions in connection with the consummation of the Approved Transfer of the Company as are reasonably requested by the Manager, including, but not limited to, the provision of reasonable and customary representations and warranties; provided, however, that no Member shall be required to incur any out-of-pocket expenses in connection with such Approved Transfer of the Company which are not reimbursed by the Company; and provided, further that no Member shall be required to make any representations and warranties in connection with any Approved Transfer other than representations and warranties as to (A) such Member's ownership of his/her/its Membership Unit(s) to be Transferred free and clear of all liens or other encumbrances and (B) such Member's power and authority to effect such Approved Transfer. The obligations of each Member with respect to the Approved Transfer of the Company are also subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Transfer of the Company, all of the Members shall receive the same form and amount of consideration for the Membership Unit(s) as all other holders of the same class of Membership Unit but taking into consideration the manner in which the Company distributes Cash Flow and assets as set forth in Sections 4.1 and 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to such Approved Transfer of the Company and the amount such Member would receive if the resulting net proceeds were distributed to all of the Members), and (ii) the price per Membership Unit shall be payable in cash or freely tradable securities.

6.6. Company Repurchase Option.

6.6.1. At any time, the Manager may, in its sole discretion, cause the Company to repurchase some or all of the Class B Membership Units and/or Class C Membership Units held by the Members (the "Repurchase Right") at the Repurchase Price determined pursuant to Section 6.7.

6.6.2 In the event that the Manager determines to cause the Company to exercise its Repurchase Right, the Company shall, within fifteen (15) business days of such determination, send written notice (the "Repurchase Notice") to the Members stating (i) that the Company is exercising its Repurchase Right, and (ii) the identity of the appraiser engaged by the Company to determine the Repurchase Price pursuant to Section 6.7.

6.6.3 The Repurchase Price shall be payable in four (4) equal, consecutive quarterly installments by the Company to the Members, with the first quarterly payment becoming due ninety (90) days following the date on which the Company sends the Repurchase Notice to the Members.

6.7 General Repurchase Price.

6.7.1 As to each Class C Member, the "Repurchase Price" shall be the sum of

(a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. For Class B Members, the "Repurchase Price" shall mean the amount such Class B Member would receive if all of the assets of the Company were sold by the Company for an amount equal to the "fair market value" of such assets and the net proceeds of such sale (after paying (i) all customary closing costs that would be paid by the Company in connection with such asset sale, and (ii) all existing debts and obligations of the Company, including to any of its Members) were distributed to the Members in accordance with Section 4.4, above; provided that, during the first five years after the Effective Date of this Agreement, the Repurchase Price for a Class B Member's Member Interest shall in no event be less that 150% of the Adjusted Capital Balance of such Class B Member, subject, however, to the satisfaction of any obligation such Class B Member may have to repay amounts due under loans made (or deemed made) to such Member under the terms of Section 3.2.2(B), above.

6.7.2 The Manager, in its sole discretion, shall appoint an appraiser to determine the "fair market value" of the assets of the Company, which shall be final and binding on all parties. Any appraiser appointed shall (i) have not less than ten (10) years' experience appraising companies owning property similar to the Property, (ii) be a recognized MAI appraisal company, consulting firm, investment banking firm, accounting firm, or bank, and (iii) have no prior professional relationship with the Company, the Manager, or their respective Affiliates. The fees and other costs of the appraiser shall be borne by the Company. The Company shall provide the appraiser with full access to financial and other data, all of which the appraiser shall hold in confidence to the extent reasonably requested by the Company.

6.7.3 All appraisals required by this Section 6.7 shall be prepared and submitted to the Members within seventy-five (75) days after the appraiser is engaged.

6.8 Personal Conduct Repurchase Option.

6.8.1. In the event that a Class C Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole, but good faith, discretion, the Manager may elect, at its sole discretion, to cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class C Member.

6.8.2. In the event that the Manager elects to cause the Company to repurchase any Membership Units pursuant to this Section 6.8, the Company shall, within fifteen (15) business days of Manager's election, send written notice to the applicable Class C Member stating that the Company is exercising its right to repurchase such Class C Member's Membership Units pursuant to Section 6.8 of this Agreement.

6.8.3. In connection with any repurchase by the Company of a Membership Unit pursuant to this Section 6.8, the price paid to the applicable Class C Member shall be equal to the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. Any purchase price paid pursuant to this Section 6.8 shall be delivered to the applicable Class C Member within 15 business days after the notice specified in Section 6.8.2 above is provided to the applicable Class C Member.

6.9 Litigation Repurchase Option.

6.9.1. In the event that a Class C Member brings any suit, legal action or proceeding involving any dispute against the Company or Manager, which Manager determines, in its sole but good faith discretion, has a substantial potential to materially and adversely the Company, Manager may, in its sole discretion, elect to cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class C Member in accordance with this Section 6.9.

6.9.2. In the event that the Manager elects to cause the Company to repurchase any Membership Units pursuant to this Section 6.9, the Company shall, within fifteen (15) business days of Manager's election, send written notice to the applicable Class C Member stating that the Company is exercising its right to repurchase such Class C Member's Membership Units pursuant to Section 6.9 of this Agreement.

6.9.3. In connection with any repurchase of a Membership Unit by the Company pursuant to this Section 6.9, the price paid to the applicable Class C Member shall be equal to the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. Any purchase price paid pursuant to this Section 6.9 shall be delivered to the applicable Class C Member within 15 business days after the notice specified in Section 6.10 above is provided to the applicable Class C Member.

6.10 Mandatory Redemption of Class C Member Interests.

6.10.1 The Company shall redeem each Class C Member Interest on the Mandatory Class C Redemption Date for such Class C Member Interest, by paying to the applicable Class C Member his, her or its Adjusted Capital Balance, at par, together with all accrued but unpaid Preferred Return applicable to such Class C Member Interest as of the Mandatory Class C Redemption Date. In the event the Company lacks sufficient funds to redeem a Class C Member Interest on the Mandatory Class C Redemption Date for such Class C Member Interest, the same shall not constitute a default by the Company (or the Class A Member) hereunder, but, in such event, the rate of Preferred Return which applies to such Class C Member Interest will thereafter be increased as and to the extent provided for in the definition of the term "Preferred Return," above.

6.10.2 As provided in Section 4.1(d), above, at such time as (i) a Class C Member has received all accrued Preferred Return due and owing to such Class C Member under the terms of this Agreement, *and* (ii) such Class C Member's Adjusted Capital Balance has been paid in full through cash distributions made by the Company pursuant to any applicable Section of this Agreement, the Membership Unit owned by such Class C Member will be deemed to have been redeemed in its entirety, and such Class C Member shall be deemed to have withdrawn as a member of the Company.

Section VII
Dissolution, Liquidation and
Termination of the Company

7.1. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. when the period fixed for its duration, if any, in Section 2.4 has expired; or

7.1.2. upon the affirmative vote or election of the Class A Member; or

7.1.3. upon any act causing dissolution and/or termination under the Act unless inconsistent with the provisions of this Agreement lawfully providing to the contrary; or

7.1.4. upon the entry of a decree of judicial dissolution with respect to the Company.

Unless otherwise elected by the Class A Member, the Company shall also be dissolved within a reasonable time period after a Terminating Capital Transaction is consummated.

7.2. Procedure for Winding Up and Distribution. If the Company is dissolved, the Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members who are creditors, in satisfaction of all liabilities of the Company, and second, to the Members in accordance with Section 4.4 of this Agreement.

Section VIII
Books, Records, Accounting and Tax Elections

8.1. Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business, as required by the Act. These books and records shall be maintained in accordance with sound accounting principles and practices and shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense.

8.3. Annual Accounting Period. The annual accounting period of the Company, sometimes referred to herein as its Fiscal Year, shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4. Reports. Within ninety (90) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each Person who was a Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Members accordingly. The Company shall cause an audit of the Company's books and records to be prepared by independent accountants on an annual basis, as a Company expense. In addition, at the request of any Member, and at such Member's sole expense, the Company shall cause an audit of the Company's books and records to be prepared by independent accountants. The Members shall also comply with all State reporting requirements set forth in the Act.

Section IX
General Provisions

9.1. Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. Notifications. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "Notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, by Federal Express or other recognized and reputable national overnight courier, or by e-mail. A Notice must be addressed to a Member at the Member's last known address on the records of the Company. A Notice to the Company must be addressed to the Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice that is sent by certified or registered mail will be deemed given three (3) business days after it is mailed. A Notice that is sent by Federal Express or other recognized and reputable national overnight courier will be deemed given on the business day following the date such Notice is accepted by such overnight courier for delivery to the intended recipient. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notices; and, thereafter, Notices are to be directed to those substitute addresses or addressees.

9.3. Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement by any Member, the Company and/or any party who may be injured (in addition to any other remedies which may be available to the Company and/or that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach, provided that no Member shall be entitled to seek specific performance or other equitable remedies in connection with (or to enjoin or interfere with) any decision by the Company decision to pursue, continue or abandon any real estate project.

9.4. Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. This Agreement may be modified or amended (i) with the consent of the Class A Member and by Investor Members holding a majority of the Percentage Interests owned by the Investor Members, or (ii) solely by the Class A Member, provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 above, any amendment executed solely by the Class A Member shall not materially and adversely affect the rights and obligations of the Members, and/or the economic terms of this Agreement.

9.5. Applicable Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the Commonwealth of Virginia.

9.6. Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.8. Jurisdiction and Venue. Any suit, legal action or proceeding involving any dispute or matter arising under this Agreement shall be brought solely (i) in the United States District Court for the Eastern District of Virginia (Alexandria division), or (ii) solely to the extent there is no applicable federal jurisdiction over such dispute or matter, in the Circuit Court for Fairfax County, Virginia. All Members hereby consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/or *forum non conveniens*, in connection with or in relation to any such suit, legal action or proceeding.

9.9. WAIVER OF TRIAL BY JURY. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER AGREEMENTS OR DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY TO THIS AGREEMENT RELATING IN ANY WAY TO THE SUBJECT MATTER OF THIS AGREEMENT, OR ANY SUCH OTHER AGREEMENTS OR DOCUMENTS, OR OTHERWISE RELATING TO THEIR INVESTMENT IN, OR THE BUSINESS AND OPERATION OF, THE COMPANY AND PROPERTY.

9.10. Remedies, and Limitations on Damages.

(a) The Members recognize that the Project involves the acquisition, leasing, development and/or redevelopment of commercial real estate under circumstances where Company will be obtaining financing, and executing leases and other agreements, which will impose contractual obligations upon the Company under which the Company may, or will, have liability for substantial damages, expenses and other monetary amounts, or potentially suffer tenant rights of termination, if the Company fails to complete the redevelopment (or particular components thereof) by certain milestone dates or deadlines set forth under such loan documents, leases and/or other agreements. Out of a collective desire to avoid the actual or potential damages, and other adverse effects that the Company may suffer or sustain due if it is materially delayed in acquiring, financing, leasing, redeveloping, constructing and/or selling the Project, which the Members acknowledge is substantially likely to reduce the rate of return achieved on such Member's investment in the Company, the each Member of the Company agrees that no Member have right, and each Member hereby waives the right, to seek and/or obtain specific performance, injunctive relief (including any temporary restraining order, preliminary injunction or permanent injunction), or any other form of equitable remedy, to restrain, enjoin, prevent or delay, or which would have the effect of restraining, enjoining or otherwise preventing or delaying: (i) any action or decision to acquire, finance, lease, redevelop, construct and/or sell the Project, or (ii) the Company's compliance with any of its legal and contractual obligations arising in connection with acquiring, financing, leasing, redeveloping, constructing and/or selling the Project.

(b) In no event shall any Member, including any Member acting in the capacity of Manager, be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. To the fullest extent permitted by law, the liability, if any, of the Company, manager, or any members, managers, officers, employees, agents, representatives, and employees of the Company to any Member under this Agreement for any claims, costs, damages, losses, and expenses of any nature for which they are or may be legally liable, whether arising in negligence, tort, contract, or otherwise, shall not exceed, in the aggregate the amount required to retire such Member's Adjusted Capital Balance.

9.11. Attorney Fees. The Members acknowledge that a Legal Action (defined below) filed or initiated by any Member against the Company (or against any party, including Manager, which is indemnified from such claims by the Company under the terms of this Agreement) will inevitably require the Company to incur substantial legal expenses, including attorneys' fees, having the potential to cause serious adverse financial consequences to the Company and its Members, and/or a material reduction in the rate of return otherwise applicable to the Members' collective capital investments in the Company, including, in some instances, for legal costs substantially in excess of (i) the total amount of Capital Contributions made to the Company by the Member initiating such Legal Action, and/or for the total amount of damages being claimed by such Member in such Legal Action. Accordingly, in connection with any litigation, mediation, arbitration, special proceeding or other proceeding ("Legal Action") arising out of or relating to this Agreement, and the transactions contemplated herein, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees (through and including any appeals and post-judgment proceedings) from the non-prevailing party(ies), provided that, in no event will the aggregate amount of attorneys' fees recoverable by any Member under this Section 9.11, in connection with a Legal Action initiated by such initiating Member (and in which the initiating Member is the prevailing party) ever exceed 200% of the total amount of aggregate amount of Capital Contributions made by such Member to the Company.

9.12. Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.13. Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and/or contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid, all of which shall continue in full force and effect to the fullest extent legally permissible.

9.14. Counterparts; Electronic Delivery. This Agreement, and any other documents or instruments contemplated hereunder or entered into pursuant hereto, may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, when assembled, shall constitute one and the same document. The signature of any party to any counterpart of this Agreement or such other instrument shall be deemed a signature to, and may be appended to, any other counterpart hereof (or thereof). Delivery of an executed counterpart of this Agreement or any such other instrument) may be delivered electronically, including by facsimile transmission and/or by e-mail delivery of a .PDF scan of such counterpart, and the same shall constitute good and valid execution and delivery for all purposes.

9.15. Estoppel Certificate. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within such ten (10) day period, the Manager shall have the right to execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in Section 5.7.1(ii), above.

9.16. Investor Members' Representations and Acknowledgement of Risk. Each Investor Member warrants and represents to the Manager that he, she or it:

9.16.1 Has received, reviewed, and understood the Company's Private Placement Memorandum and the undersigned has relied on nothing other than the Private Placement Memorandum, this Agreement, and any associate subscription agreement in deciding whether to make an investment in the Company;

9.16.2 Has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information;

9.16.3 Is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the investment in the Company;

9.16.4 Understands the risk involved with the Company's Business, including the risk of loss of such Member's entire investment;

9.16.5 Understands that there is no guarantee that the Company will be financially successful or that the value of such Member's ownership interest and investment in the Company will appreciate or maintain its value;

9.16.6 Has sufficient financial resources so that he/she/it can hold his/her/its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment;

9.16.7 Has carefully read, reviewed and is familiar with this Agreement;

9.16.8 Has carefully reviewed all of the Risk Factors identified in the Company's Offering Circular and/or Private Placement Memorandum therein, and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

9.16.9 Is aware (i) that there is no public market for the Class B Membership Units and/or the Class C Membership Units, if any, (ii) that it is not intended that such a market will develop or be created, and (iii) that it will not be possible to readily liquidate this investment;

9.16.10 Acknowledges and agrees that any interest earned on the Investor's investment may be used by the Company, and that such interest (if any) will not be refunded to the Investor; and

9.16.11 Will complete and sign a Subscription Agreement and, by so doing, will be deemed also to have executed this Agreement.

[Text Ends – Signatures Commence on the Following Page]

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed as of the date set forth hereinabove.

COMPANY:

FUNDRISE 1539 7TH STREET NW, LLC, a Delaware limited liability company

By: Fundrise Manager 1539 7th Street NW, LLC, a Virginia limited liability company, its Manager

By: ______________________
Name: Benjamin S. Miller
Title: Manager

CLASS A MEMBER:

FUNDRISE MANAGER 1539 7th STREET NW, LLC, a Virginia limited liability company

By: ______________________
Name: Benjamin S. Miller
Title: Manager

INITIAL CLASS B MEMBERS:

____
Benjamin S. Miller

____
Daniel S. Miller

Name of Subscriber
(Please Print or Type)

FUNDRISE 1539 7TH STREET NW LLC
SUBSCRIPTION AGREEMENT

The undersigned hereby agrees to become a member of Fundrise 1539 7th Street NW LLC, a Delaware limited liability company (the "Company"), by making a cash contribution to the capital of the Company in the amount set forth on the signature page of this Subscription Agreement (or such lower amount as is accepted by the Company) (the "Investment Amount") in exchange for such number of units (the "Units") representing Class C Membership Interests of the Company (the "Interests" and collectively with the Units, the "Securities") as set forth on the signature page of this Subscription Agreement (or such lower amount as is accepted by the Company). A Unit shall represent the right to a Preferred Return calculated at the rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement of the Company (the "Operating Agreement").

In connection therewith, the undersigned represents, warrants and agrees as follows:

1. If a natural person, the undersigned is 21 years of age or over. If a corporation, limited liability company, partnership, trust or other entity, the undersigned is authorized, empowered and qualified to execute this Subscription Agreement and to make an investment in the Company as herein contemplated. This Subscription Agreement and the Operating Agreement are both valid, binding and enforceable against the undersigned in accordance with their respective terms and conditions.

2. The enclosed Investor Questionnaire that the undersigned has completed and all of the statements, answers and information thereon are true and correct as of the date hereof and will be true and correct as of the date, if any, that the Company accepts this subscription.

3. The undersigned has received and read a copy of the Operating Agreement and agrees to execute and become a party as a Class C member to the Operating Agreement simultaneously with his, her or its execution of this Subscription Agreement. When countersigned by the Company, the Operating Agreement shall be binding upon the undersigned as of the date of the Operating Agreement. The Operating Agreement imposes on the Securities restrictions on transferability, voting and other matters.

4. The undersigned has received, reviewed, and understood the Company's Offering Memorandum dated July 31, 2013 (the "Offering Memorandum"), the Operating Agreement, and this Subscription Agreement, and the undersigned has relied on nothing other than the Offering Memorandum, the Operating Agreement, and this Subscription Agreement in deciding whether to make an investment in the Company. In addition, the undersigned acknowledges that the undersigned has been given the opportunity to (a) ask questions and receive satisfactory answers

concerning the terms and conditions of the offering, and (b) obtain additional information in order to evaluate the merits and risks of an investment in the Company and to verify the accuracy of the information contained in the Operating Agreement, the Offering Memorandum and this Subscription Agreement.

5. The undersigned understands that the Securities (i) have not been, and will not be, registered under the Securities Act or any state securities laws, (ii) are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, and (iii) cannot be sold, assigned, transferred, pledged, mortgaged, hypothecated, collaterally assigned, gifted, donated, exchanged, or otherwise disposed of or encumbered unless such Interests are registered under the Securities Act and all applicable state securities laws or unless an exemption from such registration is available and consent of the Company is obtained in accordance with the Operating Agreement. The undersigned recognizes that reliance upon such exemptions is based in part upon the representations and warranties of the undersigned contained in this Subscription Agreement and in the Investor Questionnaire. The undersigned represents and warrants that the Units will be acquired by the undersigned solely for the account of the undersigned, for investment purposes only and not with a view to the distribution thereof. The undersigned represents and warrants that the undersigned (a) is a sophisticated investor with such knowledge and experience in business and financial matters as will enable the undersigned to evaluate the merits and risks of an investment in the Company, (b) is able to bear the economic risk and lack of liquidity of an investment in the Company for an indefinite period of time, and (c) is able to bear the risk of loss of his, her or its entire investment in the Company.

6. The undersigned recognizes that (a) an investment in the Company involves certain risks, including but not limited to those set forth in "Risk Factors" in the Offering Memorandum, (b) the Securities will be subject to certain restrictions on transferability as described in the Operating Agreement, and (c) as a result of the foregoing, the marketability of the Securities will be severely limited. The undersigned agrees that he, she or it will not transfer, sell or otherwise dispose of the Interests in any manner that will violate the Operating Agreement, the Securities Act or any state securities laws, or subject the Company to regulation under the rules and regulations of the Securities and Exchange Commission, or the laws and regulations of any state or municipality having jurisdiction thereof.

7. The undersigned is aware that: (a) the Company has no financial or operating history, (b) the existing members of the Company and/or their affiliates may receive significant compensation in connection with the management of the Company, (c) no federal, state, local or foreign agency has passed upon the Units or made any finding or determination as to the fairness of this investment, (d) the undersigned is not entitled to cancel, terminate or revoke this subscription or any of the powers conferred herein, and (e) investment returns set forth in the Offering Memorandum or in any supplemental letters or materials thereto are not necessarily comparable to the returns, if any, that may be achieved on investments made by the Company.

8. The undersigned satisfies any special suitability or other applicable requirements of his, her or its state or residence or domicile and the state in which the transaction occurs.

9. The execution and delivery of this Subscription Agreement and the Operating Agreement, the consummation of the transactions contemplated by this Subscription Agreement

by the undersigned, and the performance of the undersigned's obligations under this Subscription Agreement and under the Operating Agreement will not conflict with, or result in any violation of or default under, any provision of any governing instrument applicable to the undersigned, or any agreement or other instrument to which the undersigned is a party or by which the undersigned or any of its assets are bound, or any foreign or domestic permit, franchise, judgment, decree, statute, rule or regulation applicable to the undersigned or the undersigned's business or assets.

10. The undersigned is not subject to the attribution rules under Section 3(c)(1) of the Investment Company Act of 1940, as amended, in a way that would result in more than one person being deemed the beneficial owner of the undersigned's Interests.

11. If the undersigned is a partnership, a limited liability company treated as a partnership for federal income tax purposes, a grantor trust (within the meaning of Sections 3671-679 of the Internal Revenue Code of 1986, as amended (the "Code")), or an S corporation (within the meaning of Section 1361 of the Code) (each a "flow-through entity"), the undersigned represents and warrants either that: (a) no person will own, directly or indirectly through one or more flow-through entities, an interest in the undersigned where more than 70 percent of the value of the person's interest in the undersigned is attributable to the undersigned's investment in the Company; or (b) if one or more persons will own, directly or indirectly through one or more flow-through entities, an interest in the undersigned where more than 70 percent of the value of the person's interest in the undersigned is attributable to the undersigned's investment in the Company, neither the undersigned nor any such person has or had any intent or purpose to cause such person or persons to invest in the Company indirectly through the undersigned in order to enable the Company to qualify for the 100-partner safe harbor under Treasury Regulation Section 1.7704-1(h).

12. The undersigned represents and warrants that (a) except as disclosed to the Company in the attached Investor Questionnaire that the undersigned has completed, no part of the funds used by the undersigned to acquire the Interests constitutes assets of any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other "benefit plan investor" (as defined in U.S. Department of Labor Regulation Section 2510.3-101 *et seq,* as amended), or assets allocated to any insurance company separate account or general account in which any such employee benefit plan or benefit plan investor (or related trust) has any interest, and (b) the Company did not act as a "fiduciary" within the meaning of Section 3(21) of ERISA with respect to the purchase of the Interests by the undersigned.

13. The undersigned has secured the advice of its legal counsel, accountants or other financial advisors with respect to an investment in the Company and the the terms of the Offering Memorandum, the Operating Agreement, and this Subscription Agreement.

14. The Company may retain the law firms of O'Melveny & Myers LLP and/or Tenenbaum & Saas, P.C. in connection with the formation of the Company and may retain O'Melveny & Myers LLP and/or Tenenbaum & Saas, P.C. as legal counsel in connection with the management and operation of the Company. Neither O'Melveny & Myers LLP nor Tenenbaum & Saas, P.C. is representing, and neither such law firm will represent, the

undersigned in connection with the formation of the Company, the offering of the Interests, the management and operation of the Company, or any dispute that may arise between any member on the one hand and the Company on the other hand (the "Company Legal Matters"). The undersigned will, if it wishes counsel on a Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. The undersigned agrees that O'Melveny & Myers LLP and/or Tenenbaum & Saas, P.C. may represent the Company or any of its affiliates in connection with any and all Company Legal Matters (including any dispute between the Company and the undersigned or any other member of the Company).

15. The Company, in its sole and absolute discretion, may accept all or any portion of the Subscriber's Investment Amount set forth on the signature page to this Subscription Agreement. Acceptance will be given to the undersigned either by delivery of this Subscription Agreement signed by the Company or by notice of such execution. If so accepted, this Subscription Agreement (a) will be binding upon the undersigned's heirs, successors, legal representatives and assigns, and (b) may not be canceled, terminated or revoked by the undersigned.

16. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law of the Commonwealth of Virginia, without regard to conflict of laws principles. To the fullest extent permitted by law, any suit, legal action or proceeding involving any dispute or matter arising under this Agreement shall be brought solely (i) in the United States District Court for the Eastern District of Virginia (Alexandria division), or (ii) solely to the extent there is no applicable federal jurisdiction over such dispute or matter, in the Circuit Court for Fairfax County, Virginia. All Members hereby consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/or *forum non conveniens*, in connection with or in relation to any such suit, legal action or proceeding.

17. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

18. In connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

19. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its members, managers, officers, employees, agents, representatives, and employees to the undersigned under this Agreement for any claims, costs, damages, losses, and expenses of any

nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

20. Time shall be of the essence in this Subscription Agreement. The undersigned agrees that this Subscription Agreement and any agreement of the undersigned made hereunder are irrevocable, and that this Subscription Agreement shall survive the death or disability of the undersigned.

(Signatures Appear on Following Page)

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on ______________ ___, 201__.

FOR COMPLETION BY SUBSCRIBERS WHO ARE NATURAL PERSONS:
(i.e., individuals)

By: ____________________________________
Name:

FOR COMPLETION BY SUBSCRIBERS WHO ARE NOT NATURAL PERSONS:
(i.e., corporations, limited liability companies, partnerships, trusts or other entities)

Name:

By: ____________________________________
Name:
Title:

FOR COMPLETION BY ALL SUBSCRIBERS:

Subscriber's Investment Amount: $______________

(Note that the Subscriber can calculate the number of Units that the Subscriber is proposing to purchase by dividing "Subscriber's Investment Amount" by $100)

Subscriber's Contact Information:

Street Address: ____________________
City/State/ZIP: ____________________
Attn: ____________________________
Phone: ___________________________
Fax: _____________________________
Email Address: ____________________

Fundrise 1539 7th Street NW LLC, a Delaware limited liability company hereby accepts the foregoing subscription, either for the Investment Amount set forth below, or if the Investment Amount below is left blank, then the "Subscriber's Investment Amount" set forth on the signature page below the signature of the applicable Subscriber.

Subscriber's Investment Amount: $______________

Note that if amount listed directly above is less than amount listed in Subscriber's signature page, then any greater amounts paid by the Subscriber with its proposed subscription will be returned to the Subscriber without interest).

Dated: ____________, 201__

Fundrise 1539 7th Street NW LLC

By: ____________________________________
Name:
Title:

LOAN AGREEMENT

THIS LOAN AGREEMENT, made this 19 day of October, 2012, by and between FUNDRISE 1539 7TH STREET NW LLC, a Delaware limited liability company, hereinafter referred to as the "Borrower", and CITY FIRST BANK OF D.C., N.A., hereinafter referred to as the "Lender".

WHEREAS, Borrower is the owner of certain improved real property described in "EXHIBIT A" attached hereto and by this reference made a part hereof; and

WHEREAS, the Lender has agreed to loan up to NINE HUNDRED SEVENTY-FIVE THOUSAND AND NO/100 DOLLARS ($975,000.00) to Borrower (the "Loan"), to be advanced to Borrower in accordance with the terms hereof on account of materials to be furnished, labor and services to be performed, and additional costs incurred in connection with the renovation of such property; and

WHEREAS, the Borrower has executed and delivered the Note (hereinafter defined) to evidence the Loan and has executed and delivered the Deed of Trust (hereinafter defined) to secure same.

W I T N E S S E T H :

For and in consideration of these presents, and in further consideration of the mutual covenants and agreements herein set forth and of the sum of TEN AND NO/100 Dollars ($10.00) lawful money of the United States of America by each of the parties to the other paid, receipt of which is hereby acknowledged, the parties hereto do hereby covenant and agree as follows:

ARTICLE I

DEFINITIONS

1.0 Definitions.

Borrower and Lender agree that, unless the context otherwise specifies or requires, the following terms shall have the meaning herein specified, such definitions to be applicable equally to the singular and the plural forms of such terms and to all genders.

(a) Completion Date - The date which is eighteen (18) months from the date hereof.

(b) Construction Contract - The contract with a general contractor for the renovations and approved in writing by the Lender, as the same may be from time to time amended with the prior written approval of the Lender.

(c) Construction Management Contract - Any contract for management services associated with the renovations and approved in writing by the Lender, as the same may be from time to time amended with the prior written approval of the Lender.

(d) Construction Manager - The manager named in a Construction Management Contract, if any, and his or its successors and permitted assigns.

(e) General Contractor - The general contractor named in the Construction Contract and his or its successors and permitted assigns.

1.1 Additional Definitions.

Borrower and Lender agree that, unless the context otherwise specifies or requires, the following terms shall have the meaning herein specified, such definitions to be applicable equally to the singular and the plural forms of such terms and to all genders:

(a) Architect - The architect named in the Plans.

(b) Borrower - The party hereinabove designated as such, its successors and assigns.

(c) Commitment - That certain commitment letter from the Lender to the Borrower dated September 12, 2012, referencing the loan secured by the Deed of Trust and evidenced by the Note, and all amendments, riders and conditions to said letter.

(d) Consulting Engineer or Progress Inspector - Such person or firm as the Lender may from time to time appoint or designate for purposes related to the inspection of the progress of the renovation of the Improvements, and for such other purposes as the Lender may from time to time deem appropriate or as may be required by the terms of this Loan Agreement.

(e) Deed of Trust - That certain Deed of Trust and Security Agreement made by the Borrower to secure the Lender of even date herewith, as same may from time to time be modified.

(f) Event(s) of Default - Any of the happenings, events, circumstances or occurrences described in Article VI of this Loan Agreement.

(g) Guarantors - Collectively, DANIEL S. MILLER, BENJAMIN S. MILLER and FUNDRISE MANAGER 1539 7TH STREET NW LLC, a Virginia limited liability company, and each of their successors and assigns, whenever such term is used herein.

(h) Guaranty - That certain Guaranty Agreement from the Guarantors for the benefit of Lender of even date herewith, as from time to time may be modified.

(i) Improvements - Any and all structures, improvements, alterations, or appurtenances now erected or at any time hereafter constructed or placed upon the Land or any portion thereof and any replacements thereof, including, without limitation, all equipment, apparatus, machinery and fixtures of any kind or character forming a part of said buildings, structures, improvements, alterations or appurtenances.

(j) Indebtedness - The principal of and the interest on and all other amounts, payments and premiums due on account of the Note, and all other indebtedness of the Borrower to the Lender payable pursuant to or secured by the Security Documents.

(k) Land - The property described in "EXHIBIT A" attached hereto and by this reference made a part hereof.

(l) Lender - The party hereinabove designated as such, its successors and assigns.

(m) Mortgaged Property - The Land and Improvements and all other property described as such in the Deed of Trust.

(n) Note - The Deed of Trust Note of the Borrower to the order of the Lender dated of even date herewith in the principal amount of NINE HUNDRED SEVENTY-FIVE THOUSAND AND NO/100 DOLLARS ($975,000.00), and all modifications, renewals and extensions thereof and substitutions and replacements therefor.

(o) Obligations - Any and all of the covenants, promises and other obligations (other than the Indebtedness) made or owing by the Borrower and/or others to or due to the Lender pursuant to the Note or the Security Documents.

(p) Plans - Any and all plans and specification prepared in connection with the renovations and approved in writing by the Lender, and any governmental authority having or claiming jurisdiction, as amended from time to time with the prior written approval of the Lender.

(q) Security Documents - This Loan Agreement, the Commitment, the Deed of Trust and any other instrument or instruments described or characterized as such in the Deed of Trust.

ARTICLE II

THE LOAN - ADVANCES

2.0 The Loan.

Subject to the provisions of the Note and the Security Documents, the Lender will make and the Borrower will take and accept the Loan, to be advanced subject to the limitations set forth in this Loan Agreement, and to be evidenced by and repaid with interest in accordance with the Note.

2.1 Advances of Loan Proceeds.

The proceeds of the Loan shall be advanced by the Lender only in amounts and for purposes specifically authorized by the Lender and contemplated by the provisions of this Loan Agreement, including, by way of example and not by way of limitation, amounts required for:

(a) An allowance on account of the cost of the acquisition of the Mortgaged Property; and

(b) The direct or "hard" costs of the renovations in the amounts provided for in "EXHIBIT B", or if no such "EXHIBIT B" is attached, as hereafter approved by Lender; and

(c) The indirect or "soft" costs of the renovations, including, without limitation, engineering and architectural costs, permit fees, loan fees, closing costs, insurance and the like in the amounts provided for in "EXHIBIT B", or if no such "EXHIBIT B" is attached, as hereafter approved by Lender; and

(d) The interest due on account of the Loan in the amount provided for in "EXHIBIT B", or if no such "EXHIBIT B" is attached, as hereafter approved by Lender, without further direction or authorization of, or notice to, Borrower; provided, that, advances of Loan proceeds for payment of interest shall be made in Lender's sole and absolute discretion and shall in no event be made if prohibited by any law or regulation now or hereafter in effect. If Lender elects to advance Loan proceeds to pay such interest, it shall do so, without further authorization or direction of, or notice to, Borrower by recording on the Lender's records receipt of an amount equal to the interest to be paid from Loan proceeds and simultaneously recording on Lender's records the disbursement of an amount of Loan proceeds equal to the amount of interest receipted. When Loan proceeds are not available hereunder for payment of the interest due on account of the Loan, the Borrower shall pay such interest due the Lender without the use of Loan proceeds at the time and in the manner provided in the Note; and

(e) In the event "EXHIBIT B" provides a contingency category, any reallocation or advance of Loan proceeds from this category shall be subject to Lender's approval in its sole but reasonable discretion.

2.2 Schedule of Advances.

Applications for advances of Loan proceeds with respect to the direct costs of the renovation of the Improvements shall be for amounts equal to:

(a) The values of the classes of work completed to the reasonable satisfaction of the Lender; plus

(b) The values of materials and equipment incorporated in the Land to the reasonable satisfaction of the Lender; less

(c) The amount of previous advances for such item and, in Lender's sole discretion, a retainage of up to ten percent (10%) of the amount to be advanced for such item.

The "values" of the classes of work described in (a) of this Section and the "value" of the materials and equipment described in (b) of this Section shall be determined substantially in accordance with the amounts assigned thereto in "EXHIBIT C" attached hereto, or if not attached, as hereafter approved by Lender in writing in its sole discretion. Upon completion of all work to be performed by any subcontractor, as certified by the Consulting Engineer or Progress Inspector, the retainage applicable to such subcontractor shall be advanced upon such subcontractor's execution and delivery of a final lien waiver in form approved by Lender, otherwise such retainage shall be advanced pursuant to Section 2.5 hereinbelow.

The Borrower shall make applications for advances of such proceeds on a work in place basis as the renovation of the Improvements progresses on A.I.A. requisition forms or on such other form as the Lender shall approve in writing. The Borrower shall make each such application at least five (5) calendar days before the advance shall be called for in order to permit the Lender to make or cause such inspections as it shall from time to time consider appropriate, if any. The Lender shall have the right to require that each application for an advance of Loan proceeds be accompanied by a certificate of the Consulting Engineer or Progress Inspector in such form and detail as the Lender may require, together with appropriate supporting invoices, contracts, orders, and the like. In no event shall advances hereunder exceed the value of the work-in-place as of the date of such advance as determined by certifications prepared by the Consulting Engineer or Progress Inspector, which certifications shall contain an itemized valuation of said Improvements in place as of the date of each certification and shall state that such work complies with and conforms to the plans thereafter. Lender shall have no obligation to make advances for the cost of materials not theretofore incorporated into the Improvements, whether stored on or off site.

Advances for all other costs included in such "EXHIBIT B" which the Lender has agreed to fund shall be made at such times, in such amounts and for such items as the Lender shall determine, and upon submission of invoices or receipts for same. The Lender may advance parts or the whole of any advance before it becomes due and the Lender may increase or decrease the amount of any advance, if the Lender in each instance believes it advisable to do so and all advances shall be deemed to have been made in accordance with the terms, provisions and conditions of this Loan Agreement. All advances shall be made by internal transfer of loan funds to an account established at and held by the Lender at its principal office or at such other place as the Lender may from time to time designate opened in the name of the Borrower.

2.3 Conditions Precedent to Advances.

The Lender shall not be obligated to make any advances of Loan proceeds hereunder unless the following conditions have been satisfied:

(a) No Event of Default has occurred under the Note or the Security Documents, and no event has occurred and is continuing which, with notice or the passage of time or both, would constitute an Event of Default under the Note or the Security Documents; and

(b) None of the Improvements have been damaged by fire or other casualty, unless the Lender shall have received the proceeds of insurance sufficient in the judgment of Lender to effect a satisfactory restoration of the Improvements and the completion of the Improvements by the Completion Date; and

(c) The Lender shall have received a paid policy or policies of title insurance (American Land Title Association Standard Form "B" Loan Policy - Current Edition), together with such reinsurance agreements and direct access agreements as may be required by the Lender, from a company or companies satisfactory to the Lender in the face amount of the Note and which may be endorsed or assigned to the successors and assigns of the Lender without additional cost, insuring the lien of the Deed of Trust to be a valid first lien on the Mortgaged Property, free and clear of all defects, exceptions and encumbrances, except such as the Lender and its counsel shall approve; and

(d) The Lender shall have received advice, in form and substance, and from a source satisfactory to the Lender, to the effect that a search of the applicable public records discloses no conditional sales contracts, chattel mortgages, leases of personalty, financing statements or title retention agreements filed or recorded against the Mortgaged Property except such as the Lender shall approve; and

(e) The Lender shall have received a notice of title continuation or an endorsement to the title insurance policy, indicating that since the last preceding advance, there has been no change in the status of title and no other exceptions not theretofore approved by the Lender, which endorsement shall have the effect of advancing the effective date of the policy to the date of the advance then being made and increasing the coverage of the policy by an amount equal to the advance then being made if the policy does not by its terms provide for such an increase; and

(f) The Lender shall have received all policies of insurance required by the terms of the Security Documents from a company or companies and in form and amount satisfactory to the Lender, together with written evidence, in form and substance satisfactory to the Lender, that all fees and premiums due on account thereof have been paid in full; and

(g) [Deleted]; and

(h) [Deleted]; and

(i) Lender shall have received evidence reasonably satisfactory to the Lender that the Mortgaged Property (including the Land, surface water ground water and Improvements) is free of any substantial amounts of waste and debris, and free of all contamination, including: (i) any "hazardous waste" as defined by the Resource Conservation and Recovery Act of 1976, as amended from time to time, and regulations promulgated thereunder; (ii) any "hazardous substance", as defined by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, and the regulations promulgated thereunder; and (iii) any substance, the presence of which on the Mortgaged Property is prohibited by any law similar to those set forth in this paragraph; and

(j) Lender shall have received and approved the contract with the Architect, which shall have been assigned to Lender, and the Architect shall have consented to such assignment pursuant to a form approved by Lender; and

(k) Lender shall have received and approved the Construction Contract, which shall have been assigned to Lender, and the General Contractor shall have consented to such assignment pursuant to a form approved by Lender; and

(l) All surety bonds required by the Lender shall be in full force and effect and the sureties thereof shall not have indicated any intent to dishonor or not perform their obligations thereunder, nor shall have any of the sureties asserted any claim of discharge from their obligations under such surety bonds; and

(m) The Lender shall have received from the Consulting Engineer or Progress Inspector an affirmative opinion that the estimated cost breakdown submitted to the Lender by the Borrower are appropriate for the renovation of the Improvements; and

(n) All work completed at the time of the application for advance has been performed in a good and workmanlike manner and all materials and fixtures usually furnished and installed at that point of construction have in fact been furnished and installed; and

(o) The Lender has received written evidence, in form and substance satisfactory to the Lender, to the effect that all work requiring inspection by governmental or regulatory authorities having or claiming jurisdiction has been duly inspected and approved by such authorities and by any rating or inspection organization, bureau, association or office having or claiming jurisdiction; and

(p) The Lender shall be satisfied, based upon the advice of the Consulting Engineer or Progress Inspector, that the renovation of the Improvements can be substantially completed, by a date no later than the Completion Date, with the balance of the Loan proceeds then held by the Lender and available for advance pursuant to the terms of this Loan Agreement and other funds which the Lender is reasonably satisfied are available to the Borrower; and

(q) The Lender has received the certificate of the Consulting Engineer or Progress Inspector, in form and substance satisfactory to the Lender, which certificate shall contain at least the statement of the Consulting Engineer or Progress Inspector to the effect that all work then completed has been performed in substantial conformity with the Plans; and

(r) The representations and warranties made in Article III of this Loan Agreement shall be true and correct on and as of the date of the advance with the same effect as if made on such date; and

(s) All other terms and conditions of the Security Documents required to be met as of the date of that advance of Loan proceeds shall have been met to the satisfaction of the Lender.

2.4 Additional Conditions Precedent to First Construction Advance.

The following shall be conditions precedent to the first advance of Loan Proceeds for the renovations and the Lender shall not be obligated to make the first advance of Loan proceeds with respect to the renovations unless the conditions described in Section 2.3 and the following additional conditions have been satisfied.

(a) The Lender shall have received from the Borrower a construction progress schedule, in form and substance satisfactory to the Lender, providing for completion of the renovations on or before the Completion Date; and

(b) The Lender shall have received a complete set of the Plans, initialed or otherwise identified by the Borrower, the General Contractor, the Project Engineer, the Architect and such other parties as the Lender may reasonably require, together with written evidence, in form and substance satisfactory to the Lender, to the effect that the Plans are satisfactory to the Borrower, the General Contractor, the Project Engineer and the Architect and, to the extent required by applicable law or any effective restrictive covenants, have been approved by all governmental authorities having or claiming jurisdiction and by the beneficiaries of any such restrictive covenants, respectively and the Lender shall have approved same; and

(c) The Lender shall have received and approved copies of all contracts with major subcontractors and materialsmen (with contracts in excess of $50,000.00) to be employed in the renovations and, if requested by Lender, a list of all other subcontractors and materialsmen to be employed in connection with same (with company name, address, phone number and authorized contact representatives), which contractors and materialsmen shall be acceptable to Lender; and

(d) The Lender shall have received payment and performance bonds for General Contractor naming Lender as an obligee, in amounts and form and issued by a company acceptable to Lender; and

(e) The Lender shall have received from the Borrower written evidence, in form and substance satisfactory to the Lender, from all governmental authorities having or claiming jurisdiction to the effect that all building, construction or other permits necessary or required in connection with the renovations have been validly issued and that all fees and bonds required in connection therewith have been paid in full or posted, as the circumstances may require; and

(f) Borrower shall submit an Approved Lease (hereinafter defined) for the Mortgaged Property, prior to Lender advancing any money on account of the renovation of the Mortgaged Property, provided, however, that Lender may advance up to $50,000.00 for interior demolition prior to receipt of such Approved Lease. An "Approved Lease" shall mean (i) that the lease has been executed, (ii) that the rental rate therein is sufficient to provide for the Required Minimum DSCR (as defined in the Note), and (iii) the tenant has demonstrated a level of operational success, as determined by Lender in its sole and absolute discretion.

2.5 Additional Condition Precedent to Final Construction Advance.

The Lender shall not be obligated to make the final advance of Loan proceeds for the renovations, including any retainage, unless the conditions described in Sections 2.3 and 2.4 and the following additional conditions have been satisfied:

(a) The Lender shall have received the written certificate of the Consulting Engineer or Progress Inspector, in form and substance satisfactory to the Lender, which certifies that the renovations have been completed in accordance with the Plans; and

(b) To the extent any such occupancy certificate is a condition of the lawful use and occupancy of the Improvements, Lender shall have received evidence, in form and substance satisfactory to the Lender, to the effect that all requisite certificates of occupancy for permanent occupancy of the Improvements have been validly issued by the appropriate authorities; and

(c) The Lender shall have received evidence that all other terms and conditions of the Security Documents required to be met as of the date of such advance shall have been met to the satisfaction of the Lender.

2.6 Release of Liens.

Before making any advance of Loan proceeds, the Lender may require the Borrower to obtain from the General Contractor and all subcontractors and materialmen dealing directly with the Borrower or General Contractor, acknowledgments of payment and releases of liens and rights to claim liens down to the date of the last preceding advance and concurrently with the final advance. All such acknowledgements and releases shall be in form and substance satisfactory to the Lender and the title insurance company.

2.7 Trust Funds.

The Borrower will receive the advances to be made hereunder for the renovation of the Improvements, and will hold the right to receive the same as a trust fund for the purpose of paying the cost of the renovation of the Improvements, and the Borrower agrees not to expend any part of the proceeds of the Loan for any purpose except in connection with uses and purposes provided for in this Loan Agreement without the prior written consent of the Lender.

2.8 Advances to Others for Account of Borrower.

At the option of the Lender and without notice to the Borrower, the Lender may apply amounts due hereunder to the satisfaction of the conditions of the Note or the Security Documents and any amounts so applied shall be part of the Loan and shall be secured by the Deed of Trust. At the option of the Lender, and without limiting the generality of the foregoing, the Lender may make advances directly to the General Contractor or Construction Manager, if any, or to the title insurance company or any subcontractor or materialman, or to any of them jointly, and the execution hereof by the Borrower shall, and hereby does, constitute an irrevocable authorization to so advance the proceeds of the Loan. No further direction or authorization from the Borrower shall be necessary to warrant such direct advances and all such advances shall satisfy pro tanto the obligations of the Lender hereunder and shall be secured by the Deed of Trust as fully as if made to Borrower, regardless of the disposition thereof by the party or parties to whom such advance is made.

2.9 Advances of Other Funds.

In the event that any funds required for the renovation of the Improvements over and above the proceeds of the Loan have been or are in the future deposited with the Lender, then the Borrower agrees that any funds deposited with the Lender for such purposes shall be advanced by the Lender to the Borrower prior to any advance of the proceeds of the Loan.

2.10 Assignments.

The Borrower agrees not to transfer, assign, pledge or hypothecate any right or interest in any payment or advance due pursuant to this Loan Agreement, or any of the other benefits of this Loan Agreement, without the prior written consent of the Lender. Any assignment made or attempted by the Borrower without the prior written consent of the Lender shall be void. No consent by the Lender to an assignment by the Borrower shall release the Borrower as the party primarily obligated and liable under the terms of this Loan Agreement unless the Borrower shall be released specifically by the Lender in writing. No consent by the Lender to an assignment shall be deemed to be a waiver of the requirement of prior written consent by the Lender with respect to each and every further assignment and as a condition precedent to the effectiveness of such assignment.

2.11 Costs of Inspections.

All costs and fees incurred by Lender in connection with any inspections made prior to Loan advances (whether said inspections be made by staff employees of the Lender or the Consulting Engineer or Progress Inspector), and all additional costs of the Consulting Engineer or Progress Inspector for review services, shall be paid by the Borrower, and shall be deducted from Loan advances next made for payment of same without further authorization or direction of Borrower.

2.12 Lender Refusal to Fund Loan Draw Advances.

The Lender reserves unto itself the right, at its sole discretion, to reduce or refuse to fund any loan draw advance hereunder should the Lender reasonably believe it will jeopardize the Loan by causing a material draw category imbalance or shortfall.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.0 Representations and Warranties by Borrower.

The Borrower hereby represents and warrants to the Lender, as of the date of the first advance of Loan proceeds and at all times thereafter, that:

3.1 Plans.

No work associated with the renovation of any of the Improvements will be commenced unless and until the plans for same are satisfactory to Lender and, to the extent required by applicable law and any effective restrictive covenants, have been approved by all governmental authorities having or claiming jurisdiction and by the beneficiaries of any such restrictive covenants, respectively.

3.2 Permits.

No work associated with the renovation of any of the Improvements will be commenced unless and until all permits necessary or required in connection with same have been validly issued and all fees and bonds required in connection therewith have been paid or posted, as the circumstances may require.

3.3 Other Liens.

Except as otherwise provided for herein, or in the other Security Documents, the Borrower has not made a contract or arrangement of any kind, the performance of which by the other party thereto would give rise to a lien on the Mortgaged Property.

3.4 Defaults.

There is no default under the Note or the Security Documents and no event of default has occurred and is continuing which, with notice or the passage of time, or both, would constitute a default under the Note or the Security Documents.

ARTICLE IV

AFFIRMATIVE COVENANTS

4.0 Affirmative Covenants.

Borrower hereby affirmatively covenants and agrees as follows:

4.1 Construction.

The renovations will commence no later than the earlier to occur of (i) ninety (90) days after delivery to the Lender of an Approved Lease, or (ii) the date which is nine (9) months from the date hereof, and the renovation of the Improvements will at all times be prosecuted in good faith with diligence and continuity in accordance with the plans therefor.

4.2 Completion.

The renovation of the Improvements shall be completed in accordance with the plans therefor, free and clear of all liens and claims of liens for materials supplied and for services or labor performed in connection therewith, on or before the Completion Date.

4.3 Permits and Approvals.

All governmental permits and approvals necessary for the renovation of the Improvements or for the use and occupancy of the Improvements upon completion shall be obtained as and when and as required and shall maintained in good standing at all times. The Borrower shall supply the Lender with copies of the aforementioned permits and evidence of the aforementioned approvals when and as issued or made. The Borrower, upon request, shall supply the Lender with appropriate evidence of the continuing good standing and validity of the aforementioned permits and approvals.

4.4 Compliance With Laws.

The Improvements shall be renovated in strict accordance with all applicable (whether present or future) laws, ordinances, rules, regulations, requirements and orders of any governmental or regulatory authority having or claiming jurisdiction.

4.5 Inspections - Cooperation - Progress Inspector.

The Borrower will permit the Lender and its duly authorized representatives (including, without limitation, the Consulting Engineer or Progress Inspector) to enter upon and to inspect the Mortgaged Property and any and all materials to be used in connection with the renovation of the Improvements and to examine all detailed plans and similar materials relating to the renovation of the Improvements. The Borrower will at all times cooperate and cause the General Contractor and Construction Manager, if any, and each and every subcontractor and materialmen, to cooperate with the Lender and its duly authorized representatives (including, without limitation, the Consulting Engineer or Progress Inspector) in connection with or in aid of the performance of the Lender's functions under this Loan Agreement.

4.6 Vouchers and Receipts.

The Borrower will furnish to the Lender, promptly on demand, any contracts, bills of sale, statements, receipted vouchers or agreements pursuant to which the Borrower has any claim of title to any materials or other articles delivered or to be delivered to the Mortgaged Property. The Borrower will furnish to the Lender, promptly on demand, a verified written statement, in such form and detail as the Lender may require, showing all amounts paid and unpaid for labor and materials and all items of labor and materials to be furnished for which payment has not been made and the amounts to be paid therefor.

4.7 Payments for Labor and Materials.

The Borrower will pay when due all bills for materials supplied and for services of labor performed in connection with the renovation of the Improvements.

4.8 Correction of Construction Defects.

Promptly following any demand by the Lender, the Borrower will correct or cause the correction of any structural defects in the Improvements and any material departures or deviations from plans not approved by the Lender.

4.9 Insurance.

(a) The Borrower will provide or cause to be provided, and shall maintain in full force and effect at all times during the term of the Loan, such policies of insurance as may be required by the terms herein and the Security Documents from a company or companies, and in form and amounts, satisfactory to the Lender, including, by way of example and not by way of limitation:

(i) During the course of the renovation of the Improvements, builder's completed value risk insurance against "all risks of physical loss," (1) including collapse, transit, vandalism and malicious mischief coverage, with deductibles not to exceed $2,500.00, covering the total value of work performed and equipment, supplies, and materials furnished and providing for "privilege granted to complete and occupy"; and (2) including a full installation floater to insure all materials stored on the site but not yet part of the permanent installation and a Soft Cost Coverage Endorsement (including interest payments).

(ii) Upon completion of the renovation of the Improvements, and prior to expiration of any policy of builder's risk insurance in effect during the course of the renovation, insurance against loss or damage by fire and any of the risks covered by insurance of the type now known as "fire and extended coverage," in an amount not less than the maximum amount of the Loan outstanding at any time (plus any accrued but unpaid interest) or the full replacement cost of the Improvements (exclusive of the cost of excavations, foundations, and footings below the lowest basement floor), whichever is greater, and with not more than $2,500.00 deductible from the loss payable for any casualty. The policies of insurance carried in accordance with this subparagraph (ii) shall contain the "Replacement Cost Endorsement."

(iii) Comprehensive public liability insurance having a single limit amount of $2,000,000.00 and an aggregate limit amount of $2,000,000.00, including coverage for elevators, if any, on an "occurrence basis" against claims for personal injury, including, without limitation, bodily injury, death, or property damage occurring on, in, or about the Improvements and adjoining streets, sidewalks, and passageways.

(iv) During the course of the renovation of the Improvements, worker's compensation insurance (including employer's liability insurance if requested by Lender) for all employees of Borrower engaged in work on or with respect to the renovation of the Improvements, in such amount as is reasonably satisfactory to Lender or, if such amount is established by law, in such lawfully required amount.

(v) Such other insurance, including loss of rents insurance, in such amounts, as may from time to time be required by Lender.

(b) All policies of insurance required hereunder shall contain an endorsement or agreement by the insurer that any loss shall be payable in accordance with the terms of such policy notwithstanding any act or negligence of Borrower which might otherwise result in forfeiture of said insurance, and the further agreement of the insurer waiving all rights of set-off, counterclaim, or deduction against Borrower. All builder's risk and other property damage policies of insurance, if any, shall have attached thereto a Standard Mortgagee Endorsement for the benefit of Lender, in form satisfactory to Lender. All liability policies shall name Lender as an additional insured as its interest may appear. All such policies shall contain a provision that such policies will not be cancelled or materially amended, which terms shall include any reduction in the scope or limits of coverage, without at least thirty (30) days prior written notice to Lender.

(c) All policies of insurance required hereunder shall be issued by companies acceptable to Lender, and shall be in amounts specified herein or otherwise satisfactory to Lender. Borrower shall furnish Lender with an insurance certificates for all policies of required insurance, which certificates shall be acceptable to Lender. At least thirty (30) days prior to the expiration date of each such policy, Borrower shall furnish Lender with evidence satisfactory to Lender of the payment of the premium thereon and the reissuance of a policy conforming to the requirements set forth herein. In the event Borrower fails to provide, maintain, keep in force, or deliver and furnish to Lender the policies of insurance required hereunder, Lender may procure such insurance or single-interest insurance for such risks covering Lender's interest, and Borrower will reimburse Lender for all premiums paid by Lender, together with interest thereon from the date paid at the interest rate then in effect under the Note, promptly upon demand by Lender. Until such payment is made by Lender, the amount of all such premiums, together with interest thereon, shall be secured by the Deed of Trust.

4.10 Enforcement of Borrower's Remedies.

The Borrower shall take such action and institute such proceedings as shall be necessary to cause and require the General Contractor (and the General Contractor's sureties, if any), all subcontractors (and their sureties, if any), and all suppliers to complete their contracts diligently in accordance with the terms of such contracts, including, but not limited to, the correction of any defective work.

4.11 Notice of Litigation and Proceedings.

The Borrower shall give immediate notice to the Lender of the institution of any suit or proceeding which might materially and adversely affect the Mortgaged Property or the operations, financial condition, property or business of the Borrower.

4.12 Notice of Existence of Default.

The Borrower shall promptly advise the Lender of the existence of any condition or event, or the expected existence of any condition or event, which is or which will be with the passage of time, the giving of notice, or both, an Event of Default under this Agreement or a violation or event of default under any of the Security Documents. The Borrower agrees to promptly supply the Lender with all written reports issued by any governmental agent or inspector as a result of an inspection of the Improvements and to advise the Lender of the substance of all adverse reports (whether written or not) by any governmental agent or inspector indicating that the work on the Improvements is not being done in accordance and compliance with applicable laws or the applicable public agreements.

4.13 Fees and Expenses - Indemnity.

The Borrower will pay to the Lender, or as the Lender directs, all fees, charges, costs and expenses required to satisfy the conditions of the Security Documents. The Borrower will hold the Lender harmless and indemnify the Lender from all claims of brokers and "finders" arising by reason of the execution and delivery hereof or the consummation of the transaction contemplated hereby.

4.14 Advances.

The Borrower will cause application for advances of Loan proceeds to be made and delivered to the Lender promptly in order to obtain advances of Loan proceeds as they become available for disbursement pursuant to the terms of this Loan Agreement.

4.15 Conditions.

The Borrower will cause each and every of the conditions of this Loan Agreement to be satisfied.

4.16 Books and Records; Financial Statements; Operating Statements; and Rent Roll.

Borrower will maintain or cause to be maintained full, complete, accurate and adequate records and books of account and will permit the Lender and the duly authorized agents, attorneys and accountants of the Lender to inspect, examine and copy such records and books of account at all reasonable times. Annually during the Loan term:

(a) Annually, as soon as available but in no event later than one hundred fifty (150) days from the end of each calendar year, the Borrower shall deliver or cause to be delivered to Lender current annual financial statements of the Borrower and Guarantors in form and substance acceptable to the Lender in its sole discretion. All financial statements of the Borrower and Guarantors shall be prepared in accordance with generally accepted accounting principles consistently applied.

(b) Annually, the Borrower shall deliver or cause to be delivered, copies of Borrower's and Guarantors' most recently filed state and federal income tax returns with all supporting schedules and filings within one hundred fifty (150) days after the filing of same (in the event of the filing of any extension, Borrower agrees that it will deliver or cause Guarantors to deliver to Lender a copy of such filing concurrent with the mailing of such filing).

(c) Annually, as soon as available but in no event later than one hundred fifty (150) days from the end of each calendar year, the Borrower shall deliver to the Lender a current written statement of operations and a current rent roll related to the Mortgaged Property. The statement of operations shall contain a statement of income and expense and sources and applications of funds relating to the operation of the Mortgaged Property. The rent roll shall contain, at least, the following current information:

(i) The name and current mailing address of each tenant of the Mortgaged Property, together with a complete and legible photocopy of each lease and any and all amendments thereto.

(ii) A statement of the amount of the monthly or other rental currently required to be paid by each tenant of the Mortgaged Property, together with a statement of the period for which rent was last paid by each tenant.

(iii) A statement of the expiration date of each lease of the Mortgaged Property or a statement to the effect that the lease is month-to-month in the case of expired leases.

(iv) A statement of the amount of any security deposit held by any person in connection with any lease of the Mortgaged Property and the name and address of the person or entity who holds any such security deposit.

(v) A statement describing the duration and, in general, the nature of any default which has occurred and remains uncured as of the date of the statement with respect to any lease of the Mortgaged Property.

All such statements of operations and rent rolls shall be prepared without expense to the Lender and shall be prepared in accordance with generally accepted accounting principles and management practices consistently applied and shall be certified by the chief financial officer of the Borrower.

(d) The Borrower will promptly deliver or cause to be delivered such other financial information of the Borrower and Guarantors as the Lender may from time to time require.

4.17 Deposit Requirement.

At all time during the term of the Loan, the Borrower shall maintain and cause the Guarantors to maintain minimum deposit balances of $100,000.00 in the aggregate (the "Deposit Requirement") with the Lender.

ARTICLE V

NEGATIVE COVENANTS

5.0 Negative Covenants.

Until the Indebtedness shall have been paid in full, the Borrower covenants and agrees as follows:

5.1 Other Liens - Transfers and "Due-on-Sale".

(a) Borrower will not, without the prior written consent of the Lender, create or permit to be created or remain, any mortgage, pledge, lien, encumbrance or charge, or security interest, or conditional sale or other title retention agreement, with respect to the Mortgaged Property or any part thereof or income therefrom, whether prior or subordinate to the lien of the Security Documents, other than the Security Documents or as otherwise provided for or permitted therein.

(b) Except for any grant, conveyance, sale, assignment or transfer which is conditioned upon the release of record of the lien of the Deed of Trust and the other Security Documents as to that portion of the Mortgaged Property granted, conveyed, sold, assigned or transferred, the Borrower will not, without the prior written consent of the Lender, make, create or consent to any conveyance, sale, assignment or transfer of the Mortgaged Property or any part thereof other than the Security Documents or as provided for in the Security Documents.

5.2 Impairment of Security.

Borrower will not take any action which will in any manner impair the value of the Mortgaged Property or the validity, priority or security of the Deed of Trust.

5.3 Conditional Sales.

No property will be incorporated in the Improvements under a conditional sales contract, or lease, or as to which the vendor retains title or a security interest.

5.4 Bonds.

Borrower will not do or permit anything to be done that would affect the coverage or indemnities provided for pursuant to the provisions of any performance bond, labor and material payment bond or any other bond required pursuant to the provisions of this Loan Agreement or the Security Documents.

5.5 Plans.

The Plans will not be modified without the prior written consent of the Lender, provided, however, Borrower shall be permitted to enter into change orders which do not exceed (i) $10,000.00 individually, and (ii) $30,000.00 in the aggregate without the prior written consent of the Lender.

5.6 Contracts for Construction of Improvements - Construction Management.

(a) The Construction Contract will not be executed without the prior written consent of the Lender.

(b) No Construction Management Agreement will be executed without the prior written consent of the Lender.

(c) Neither the Construction Contract nor any subcontracts for the renovation of the Improvements will be modified without the prior written consent of the Lender.

(d) No contractor or subcontractor shall be employed in connection with the Improvements which: (i) has not fully complied with the licensing laws of the state in which the Mortgaged Property is located or (b) has not qualified to do business in the state in which the Mortgaged Property is located if such contractor or subcontractor is a foreign corporation or limited partnership and the laws of such state require the qualification to do business of such contractor or subcontractor.

ARTICLE VI

EVENTS OF DEFAULT

The term "Event(s) of Default", as used in this Loan Agreement, shall mean the occurrence or happening, from time to time, of any one or more of the following:

6.0 Payment of Indebtedness.

If a default shall occur with respect to the payment of any installment of the Indebtedness when and as the same shall become due and payable, whether at maturity or by acceleration or a part of any prepayment or otherwise, and such default shall continue for a period of ten (10) thereafter.

6.1 Performance of Obligations.

If a default shall occur with respect to due observance or performance of any of the Obligations and such default shall continue for a period of thirty (30) days after notice thereof from the Lender to the Borrower days; provided however, that no such grace period shall be provided for the Obligations set forth in Sections 4.2, 4.10, 5.1 herein or for any default which could, in the absence of the immediate exercise by Lender of a right or remedy, result in harm to Lender, impairment of the Note or the Deed of Trust or impairment or loss of or damage or harm to any security for the payment of the Indebtedness or the performance of the Obligations; and provided further that no such notice or grace period shall be provided for any default specifically referred to in the other Sections of this Article VI.

6.2 Other Defaults.

If any other default or event of default shall occur under the Note or any of the Security Documents.

6.3 Progress of Construction.

If renovation of the Improvements is not carried on in good faith and with reasonable dispatch or if the work is abandoned or ceases for a period of more than thirty (30) consecutive days, unless such failure arises directly as a result of a Force Majure Event (hereinafter defined).

6.4 Failure to Complete.

Except for delays unavoidably occasioned by strikes, lockouts, war or civil disturbance, natural disaster, Acts of God, or severe inclement weather (herein a "Force Majure Event"), if the Borrower fails to complete the construction of the Improvements on or before the Completion Date

6.5 Reserved.

6.6 Proceeds Insufficient to Complete.

If at any time the Lender reasonably determines that the amount of undisbursed net proceeds of the Loan, including, without limitation, any remaining amount to be utilized as a reserve for the payment of interest on the Note, if any, is less than the amount necessary or required to complete and pay for the renovation of the Improvements, including direct and indirect costs, and complete all of the interest payments projected to be due on account of the Note through the Completion Date (the "interest carry") and if, within thirty (30) days after a request in writing by the Lender, the Borrower (a) shall not have deposited with Lender an amount equal to the difference between (i) the estimated cost of said completion of the renovation of the Improvements, and related expenses, and the interest carry as determined by the Lender, and (ii) the amount of the Loan which remains to be disbursed (excluding funds then unavailable for advance pursuant to some special limitation or restriction set forth in this Loan Agreement), or (b) shall not have paid for construction costs in that amount from sources other than the proceeds of the Loan so that the amount of the Loan which remains to be disbursed (excluding funds then unavailable for disbursement or advance pursuant to some special limitation set forth in this Loan Agreement) shall be sufficient to complete the renovation of the Improvements, and related expenses the payment of the interest carry, through the Completion Date. In calculating the amount required to be remitted by Borrower hereunder, Lender will permit Borrower to reallocate any funds remaining to be disbursed on account of budgeted line items which have been 100% completed to additional items in the budget.

6.7 Damage to Improvements.

If at any time any portion of the Improvements are substantially damaged or destroyed by fire or other casualty and the Lender determines that said portion of the Improvements cannot be restored and completed by a date no later than the Completion Date in accordance with the terms and provisions of this Loan Agreement.

6.8 Failure to Properly Erect.

If the Improvements are not renovated in accordance with the approved plans (including any change orders made in accordance with this Loan Agreement) and all applicable rules, regulations, ordinances and statutory provisions.

6.9 Other Than First Lien.

If the Deed of Trust shall not give to Lender a valid first lien for the Indebtedness to be secured thereby on the Mortgaged Property, satisfactory to the Lender.

6.10 Failure to Allow Inspections.

If Borrower does not permit a representative of Lender to enter upon the Mortgaged Property and inspect the Mortgaged Property at all reasonable times.

6.11 Assignment/Encumbrance.

If Borrower assigns this Loan Agreement, or any portion of the advances made pursuant hereto or any interest therein, or if any interest in the Mortgaged Property or any right to income or rents related thereto be conveyed or encumbered in any way, without consent of Lender.

6.12 Payment for Materials.

If any materials, fixtures or articles used in the renovation of the Improvements or appurtenant thereto be purchased so that the ownership thereof will not vest unconditionally in Borrower free from encumbrances on delivery to the Mortgaged Property.

6.13 Failure to Maintain Security.

If such security for the protection of the Improvements as Lender deems appropriate is not properly maintained.

6.14 Reserved.

6.15 Deposit Requirement.

If the Borrower shall fail to maintain or fail to cause the Guarantors to maintain the Deposit Requirement.

ARTICLE VII

DEFAULT - REMEDIES

7.0 Remedies on Default.

(a) Lender shall have the right, upon the happening of any Event of Default, by notice in writing to the Borrower, declare the entire unpaid balance of the Indebtedness (if not then due and payable) to be due and payable in full, whereupon the same shall become and be immediately due and payable, anything in the Note or the Security Documents to the contrary notwithstanding, and to terminate this Loan Agreement by notice in writing to the Borrower and, in addition to any rights or remedies available to it under the other Security Documents, to enter into possession of the Mortgaged Property and perform any and all work and labor necessary to complete the renovation of the Improvements and employ watchmen to protect the Mortgaged Property.

All sums expended by Lender for such purposes shall be deemed to have been paid to Borrower and secured by the Deed of Trust. For this purpose, Borrower hereby unconditionally and irrevocably constitutes and appoints Lender its true and lawful attorney-in-fact with full power of substitution to complete the renovation of the Improvements in the name of the Borrower, and hereby empowers said attorney or attorneys as follows:

(i) To use any funds of Borrower, including any balance which may be held in escrow and any funds which may remain unadvanced hereunder for the purpose of completing the renovation of the Improvements; and

(ii) To make such additions and changes and corrections to subdivision plats and plans, including, without limitation the Plans, which shall be necessary or desirable in the judgment of the Lender to complete the renovation of the Improvements; and

(iii) To employ such contractors, subcontractors, agents, engineers and inspectors as shall be required for said purpose; and

(iv) To pay, settle or compromise all existing bills and claims which are or may be liens against the Mortgaged Property, or may be necessary or desirable for the completion of the renovation of the Improvements or the clearance of title; and

(v) To execute all applications and certificates in the name of Borrower; and

(vi) To do any and every act with respect to the renovation of the Improvements which Borrower may do in its own behalf.

It is understood and agreed that this Power of Attorney shall be deemed to be a power coupled with an interest which cannot be revoked. Said attorney-in-fact shall also have power to prosecute and defend all actions or proceedings in connection with the renovation of the Improvements and to take such actions and require such performance as is deemed necessary.

(b) In addition to any rights or remedies of Lender provided by law, upon the occurrence of any Event of Default hereunder, Lender is hereby irrevocably authorized, at any time or times without prior notice to Borrower, to set off, appropriate, and apply any and all deposits, credits, indebtedness or claims at any time held or owing by Lender to or for the credit or the account of Borrower, in such amounts as Lender may elect, against and on account of the Indebtedness to Lender hereunder or under any of the other Security Documents, whether or not Lender has made any demand for payment, and although such obligations and liabilities may be contingent or unmatured.

7.1 <u>Attorneys' Fees and Expenses</u>.

The Borrower shall pay all attorneys' fees and expenses which the Lender may incur as a result or in consequence of the happening of an Event of Default, even if the Event of Default is cured and the Loan is placed in good standing.

7.2 <u>No Conditions Precedent to Exercise of Remedies</u>.

Neither Borrower nor any guarantor of the payment of all or any part of the Indebtedness or the performance of any of the Obligations shall be relieved of any obligation by reason of the failure of the Lender to comply with any request of Borrower or of any other person to take action to foreclose on the Deed of Trust or otherwise to enforce any provisions of the Note or the Security Documents, or by reason of the release, regardless of consideration, of all or any part of the Mortgaged Property, or by reason of any agreement or stipulation between any subsequent owner of the Mortgaged Property and the Lender extending the time of payment or modifying the terms of the Note or the Security Documents without first having obtained the consent of the Borrower or such guarantor; and in the latter event, the Borrower and all such guarantors shall continue to be liable to make payments according to the terms of any such extension or modification agreement, unless expressly released and discharged in writing by the Lender.

7.3 Remedies Cumulative and Concurrent.

No remedy herein conferred upon or reserved to the Lender is intended to be exclusive of any other remedies provided for in the Note or in the Security Documents, and each and every such remedy shall be cumulative, and shall be in addition to every other remedy given hereunder, or under the Note or the Security Documents, or now or hereafter existing at law in equity, or by statute. Every right, power and remedy given by the Note and the Security Documents to the Lender shall be concurrent and may be pursued separately, successively or together against the Borrower, any guarantor of the payment of all or any part of the Indebtedness or the performance of any of the Obligations, or the Mortgaged Property or any part thereof, or any one or more of them; and every right, power and remedy given by the Note or the Security Documents may be exercised from time to time as often as may be deemed expedient by the Lender.

7.4 Strict Performance.

No delay or omission of the Lender to exercise any right, power or remedy accruing upon the happening of an Event of Default shall impair any such right, power or remedy or shall be construed to be a waiver of any such Event of Default or any acquiescence therein. No delay or omission on the part of the Lender to exercise any provision for the acceleration of the maturity of the Indebtedness, or for foreclosure of the Deed of Trust following any Event of Default as aforesaid, or any other option granted to the Lender hereunder in any one or more instances, or the acceptance by the Lender of any partial payment on account of the Indebtedness shall constitute a waiver of any such Event of Default and each such option shall remain continuously in full force and effect.

ARTICLE VIII

MISCELLANEOUS

8.0 No Warranty by Lender.

By accepting or approving anything required to be observed, performed or fulfilled by the Borrower or to be given to Lender pursuant to this Loan Agreement, including, without limitation, any certificate, balance sheet, statement of profit and loss or other financial statement, survey, receipt, appraisal or insurance policy, the Lender shall not be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, any such acceptance or approval thereof shall not be or constitute any warranty or representation with respect thereto by Lender. Neither the approval by the Lender of the Plans, nor any subsequent inspections or approvals by or for the Lender during the course of the renovation of the Improvements, shall constitute a representation or warranty by the Lender, of any of the Lender's employees, agents or representatives, as to any matter or fact with respect to or concerning the Mortgaged Property or any of its component parts. Borrower agrees to indemnify and hold the Lender harmless of and from any and all loss or expense (including reasonable attorneys' fees) resulting from any claim, action, settlement or liability for acts (or failure to act) in connection with such inspections and/or approvals by or for the Lender.

8.1 Liability of Lender.

The Lender shall not be liable for any act or omission by it pursuant to the provisions of this Loan Agreement in the absence of fraud or gross negligence. The Lender shall incur no liability to the Borrower or any other party in connection with the acts or omissions of the Lender in reliance upon any certificate or other paper reasonably believed by the Lender to be genuine or with respect to any other thing which the Lender may do or refrain from doing, unless such act or omission amounts to fraud or gross negligence. In connection with the performance of its duties pursuant to this Loan Agreement, the Lender may consult with counsel of its own selection, and anything which the Lender may do or refrain from doing, in good faith, in reliance upon the opinion of such counsel shall be full justification and protection to the Lender. Borrower hereby agrees to indemnify and hold the Lender harmless of and from any and all loss or expense (including reasonable attorney's fees) resulting from any claim, action, settlement or liability for acts (or failure to act) in connection with site inspections or approvals by or for the Lender during the course of the contemplated construction.

8.2 Relationship of the Parties; No Partnership.

Nothing contained in this Loan Agreement shall be construed in a manner to create any relationship between the Borrower and the Lender other than the relationship of borrower and lender and the Borrower and the Lender shall not be considered partners or co-venturers for any purpose. This Loan Agreement provides for the making of a loan or loans by Lender, in its capacity as a lender, to the Borrower, in its capacity as a borrower, and for the payment of interest and repayment of principal by the Borrower to Lender. The relationship between Lender and the Borrower is limited to that of creditor/secured party, on the one hand, and debtor, on the other hand. The provisions herein for compliance with financial covenants and delivery of financial statements, are intended solely for the benefit of Lender to protect its interests as lender in assuring payments of interest and repayment of principal, and nothing contained in this Loan Agreement shall be construed as permitting or obligating Lender to act as a financial or business advisor or consultant to Borrower, as permitting or obligating the Lender to control Borrower or to conduct Borrower's operations, as creating any fiduciary obligation on the part of Lender to Borrower, or as creating any joint venture, agency, or other relationship between the parties other than as explicitly and specifically stated in this Loan Agreement. The Borrower acknowledges that it has had the opportunity to obtain the advice of experienced counsel of its own choosing in connection with the negotiation and execution of this Loan Agreement and to obtain the advice of such counsel with respect to all matters contained herein, including, without limitation, the provision for waiver of trial by jury. The Borrower further acknowledges that it is experienced with respect to financial and credit matters and has made its own independent decision to apply to Lender for credit and to execute and deliver this Loan Agreement.

8.3 Severability.

In the event any one or more of the provisions of this Loan Agreement shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event any one or more of the provisions of the Note or the Security Documents operate or would prospectively operate to invalidate this Loan Agreement, then and in either of those events, at the option of the Lender, such provision or provisions only shall be held for naught and shall not affect any other provision of the Note or the Security Documents or the validity of the remaining Obligations and the remaining provisions of the Note and the Security Documents shall remain operative and in full force and effect and shall in no way be affected, prejudiced or disturbed thereby.

8.4 Successors and Assigns.

Each and every of the covenants, terms, provisions and conditions of this Loan Agreement, the Note and the Security Documents shall apply to, bind and inure to the benefit of the Borrower, its successors and those assigns of the Borrower consented to in writing by the Lender, and shall apply to, bind and inure to the benefit of the Lender and the endorsees, transferees, successors and assigns of the Lender, and all persons claiming under or through any of them.

8.5 Modification - Waiver.

None of the terms or provisions of this Loan Agreement may be changed, waived, modified, discharged or terminated except by instrument in writing executed by the party or parties against which enforcement of the change, waiver, modification, discharge or termination is asserted. None of the terms or provisions of this Loan Agreement shall be deemed to have been abrogated or waived by reason of any failure or failures to enforce the same.

8.6 Third Parties - Benefit.

All conditions of the obligations of the Lender to make advances hereunder are imposed solely and exclusively for the benefit of the Lender and its assigns and no other person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that the Lender will refuse to make advances in the absence of strict compliance with any or all thereof and no other person shall, under any circumstances, be deemed to be beneficiary of such conditions, any or all of which may be freely waived in whole or in part by the Lender at any time in the sole and absolute exercise of its discretion. The terms and provisions of this Loan Agreement are for the benefit of the parties hereto and, except as herein specifically provided, no other person shall have any right or cause of action on account thereof. The Lender shall in no event be responsible or liable to any person other than to the Borrower for any advance of or failure to advance the proceeds of the Loan or any part thereof and no contractor, subcontractor, materialman or other person shall have any right or claim against the Lender pursuant to this Loan Agreement or the administration thereof.

8.7 Conditions - Verification.

Any condition of this Loan Agreement which requires the submission of evidence of the existence or non-existence of a specified fact or facts implies as a condition the existence or non-existence, as the case may be, of such fact or facts, and the Lender shall, at all times, be free independently to establish to its satisfaction and in its absolute discretion such existence or non-existence.

8.8 Captions and Headings.

The captions and headings contained in this Loan Agreement are included herein for convenience of reference only and shall not be considered a part hereof and are not in any way intended to limit or enlarge the terms hereof.

8.9 Counterparts.

This Loan Agreement may be executed in any number of counterparts, each of which shall be considered an original for all purposes; provided, however, that all such counterparts shall together constitute one and the same instrument.

8.10 Notices.

All notices, demands, requests and other communications required pursuant to the provisions of this Loan Agreement shall be in writing and shall be deemed to have been properly given or served for all purposes when presented personally or sent by

United States Registered or Certified Mail - Return Receipt Requested, postage prepaid, to the respective addresses as follows:

(a) If to the Borrower, then to it at: 1519 Connecticut Avenue, N.W., Washington, DC 20036.

(b) If to the Lender, then to it at: 1432 U Street, N.W., Washington, DC 20009.

Any of the parties may designate a change of address by notice in writing to the other parties. Whenever in this Loan Agreement the giving of notice by mail or otherwise is required, the giving of such notice may be waived in writing by the person or persons entitled to receive such notice.

8.11 Applicable Law.

This Loan Agreement shall be governed by and construed, interpreted and enforced in accordance with and pursuant to the laws of the District of Columbia.

8.12 Time of Essence.

Time shall be of the essence of each and every provision of this Loan Agreement.

8.13 Waiver of Jury Trial.

The Borrower hereby (i) covenants and agrees not to elect a trial by jury of any issue triable of right by a jury, and (ii) waives any right to trial by jury fully to the extent that any such right shall now or hereafter exist. This waiver of right to trial by jury is separately given, knowingly and voluntarily, by the Borrower, and this waiver is intended to encompass individually each instance and each issue as to which the right to a jury trial would otherwise accrue. The Lender is hereby authorized and requested to submit this agreement to any court having jurisdiction over the subject matter and the parties hereto, so as to serve as conclusive evidence of the Borrower's waiver of the right to jury trial. Further, the Borrower hereby certifies that no representative or agent of the Lender (including the Lender's counsel) has represented, expressly or otherwise, to the Borrower that the Lender will not seek to enforce this waiver of right to jury trial provision.

8.14 Publicity.

At its option, the Lender may announce and publicize the source of the financing contemplated hereby in such manner as the Lender may elect, including, without limitation, the placement of a sign for display upon the Property. Any such sign shall be provided at the expense of the Lender; provided, however, that if the Lender provides a sign to the Borrower, then the Borrower agrees to provide a prominent and suitable location for the display of the sign. Lender shall maintain the display of such sign for the duration of the term of the Loan.

8.15 Loan Fee.

A Loan fee in the amount of $4,875.00 shall be paid to Lender by Borrower on or before the date hereof. Said fee is not refundable for any reason.

8.16 Appraisal; Loan-to-Value Ratio; Fees.

From time to time during the term of the Loan as required by Lender in its sole discretion (but not more than once [1x] in any consecutive twelve (12) month period, provided that no event of default which remains uncured has occurred with respect to any of the Security Documents, the Lender shall obtain an appraisal of the Mortgaged Property addressed to the Lender from an appraiser approved by Lender, which appraisals shall be satisfactory to the Lender in its sole judgment. All appraisal costs incurred by the Lender in connection with the Mortgaged Property shall be paid by the Borrower. In no event shall the Loan amount during the Loan term exceed a loan-to-value ratio of seventy-five percent (75%) of the appraised value of the Mortgaged Property, as determined by the Lender in its sole discretion. In the event Lender determines at any time during the term of the Loan that the outstanding principal amount of the Loan exceeds a loan-to-value ratio of seventy-five percent (75%), Borrower or Guarantors shall deposit current funds with Lender on demand to curtail the Loan in an amount sufficient to reduce the loan-to-value ratio to comply with such restriction.

8.17 Banking Relationship.

The Borrower agrees to establish a deposit account with the Lender, which account will be used for the making of advances of the Loan. The Borrower shall utilize the Lender as its primary banking relationship.

8.18 Collateral Assignment.

On or prior to the date hereof, the Borrower agrees to deposit a minimum of $75,000.00 into an account assigned to Lender pursuant to a Collateral Assignment [Interest Reserve] from the Borrower for the benefit of Lender of even date hereof.

IN WITNESS WHEREOF, the Borrower and the Lender have executed these presents under seal on the year and day first above written.

FUNDRISE 1539 7TH STREET NW LLC, a Delaware limited liability company

By: FUNDRISE MANAGER 1539 7TH STREET NW LLC, a Virginia limited liability company, its Manager

By: ______________________ [SEAL]
Name: Benjamin Miller
Title: Manager

CITY FIRST BANK OF D.C., N.A.

By: ______________________ [SEAL]
Chi Perrus,
Senior Vice President

"EXHIBIT A"

All that certain land located in the District of Columbia and being more particularly described as follows:

Lot 179 William Z. Partello, Et. Al's subdivision of lots in square 445, as per plat recorded in the Office of the Surveyor for the District of Columbia in Liber 16 at folio 22.

Property Address: 1539 7th Street, N.W., Washington, DC 20001

Harry M. Ross

Ross and Associates, P.C. • Certified Public Accountants

8115 Old Dominion Drive, Suite 200, McLean, VA 22102 • (703) 356-8808 • FAX: (703) 356-8906

CONSENT OF INDEPENDENT ACCOUNTANT

We agree to the inclusion in this offering circular of our report dated July 22, 2013 on our review of the financial statements of Fundrise 1539 7th Street NW, LLC.

Ross and Associates, P.C.

Ross and Associates, P.C.
Mclean, Virginia
July 22, 2013

Fundrise 1539 7th Street NW LLC

RISE DEVELOPMENT dba WESTMILL CAPITAL PARTNERS - PUBLIC OFFERING - WASHINGTON, DC

Overview | Financials | Property | Market | Developer




Local Public Offering
$0
$0 of $350,000 goal
0 people have invested
$100 per share
Purchase Shares

0
investors

Investment Summary

Rise Development (dba "WestMill Capital Partners" or "WCP"), as developer, plans to renovate the property and lease it to a restaurant or retail tenant. WCP believes that the property offers an opportunity for currently cash flow over the mid-term while providing the potential of long-term appreciation, as a result of the surrounding growth of the H Street NE neighborhood.

Our base scenario projects a minimum rent of $120,000 triple-net at stabilization and a total project cost of $1,540,000, which includes both acquisition cost plus development costs.

This offering is only available to residents of the District of Columbia, the Commonwealth of Virginia, and Maryland. *Why is this offering not available in my state?*

Financial Overview

Offering Size	Price Per Share	No. of Shares	Proj. Annual Yield
$350k	$100	3,500	7.8%

Property Overview

- 1539 7th Street NW, Washington, DC
- Approx. 3,000 square foot brick & masonry building
- Two stories with a 600 square foot basement
- 18 feet of frontage on 7th Street NW
- Originally constructed in 1900

Take a 360° virtual tour

Market Summary

- The Shaw corridor is one of the hottest growing sub-markets of Washington, DC
- Approx. 1,200 residential units, 200,000 SF of retail, 47,000 SF of office and 180 hotel rooms recently completed or nearing completion within 2 blocks of the property
- Giant supermarket expected to open in mid-November one block south of the property




Norton
SECURED
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This overview does not constitute an offer to sell or a solicitation of an offer to make an investment (the "Investment") in the project described herein. No such offer or solicitation will be made prior to the delivery of definitive documentation relating to the matters herein. Before making an investment decision with respect to the Investment, potential investors are advised to carefully read the operating agreement that will govern the Investment (the "Documents") and the related subscription and offering memorandum documents. Further, potential investors are advised to consult with their tax, legal and financial advisors.

This overview contains a preliminary summary of the purpose and principal business terms of the Investment. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed discussion contained in the actual text of the Documents. The manager has the ability in its sole discretion to change the strategy described herein.

Some of the statements contained herein are forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. These statements involve known and unknown risks, uncertainties, and other factors that may cause the project's actual results, levels of activity, performance, or achievements to be materially and adversely different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "targeted," "projected," "underwritten," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the company, property, risk factors, plans and projections.

Although the manager believes that the expectations reflected in the forward-looking statements are reasonable, guarantees of future results, levels of activity, performance or achievements cannot be made. Moreover, neither the manager nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements. No person or entity is under any duty to update any of the forward-looking statements to conform them to actual results.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason to conform these statements to actual results or to changes in our expectations.

Disclaimer: Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this offering.

Fundrise's services do not constitute "crowd funding" as described in Title III of the Jumpstart Our Business Startups Act ("JOBS Act").

Securities offered through Growth Capital Services, member FINRA, SIPC, 582 Market Street, Suite 300, San Francisco, CA 94104.
GCS Privacy Policy | GCS Terms of Use | GCS Legal Notices | GCS Business Continuity Plan

Fundrise 1539 7th Street NW LLC

RISE DEVELOPMENT dba WESTMILL CAPITAL PARTNERS · PUBLIC OFFERING · WASHINGTON, DC

Overview | Financials | Property | Market | Developer


INCOME TAX

Local Public Offering

$0

$0 of $350,000 goal
0 people have invested
$100 per share

Purchase Shares

0
investors

Equity Structure



Private Investor Equity (already raised)	20%	$210,000
Fundrise Investor Equity	34%	$350,000
Developer Equity (already raised)	46%	$466,768
Total Equity	**100%**	**$1,026,738**

Ownership Payout

Preferred Return to Investors	8%
Developer's Promote	30%

Projected Annual Yield

$120k	÷	$1.54m	=	7.8%
Proj. Annual Net Income		Proj. Total Project Cost		Proj. Annual Yield

Projected Income

$39.68	×	3,024	=	$120k
Proj. Annual Rent / SF		Building Area in SF		Proj. Annual Net Income

Project Budget



Acquisition Costs	68%	$1,042,000
Development Costs	32%	$500,000
Total Project Budget	100%	$1,542,000

Projected Hard Costs

Design	7.3%	$25,000
Permitting & Expediting	2.3%	$8,000
Environmental	4.4%	$15,000
Utility Upgrades	8.8%	$30,000
Exterior & Facade Work	7.3%	$25,000
Structural Repairs	23.3%	$80,000
MEP Engineer Work	17.5%	$60,000
Interior Improvements	29.2%	$100,000
Total Projected Hard Costs		**$343,000**

Projected Soft Costs

Architect's Fee	9.6%	$15,000
Interest & Carry Cost	17.4%	$27,160
Property Taxes	8.4%	$13,090
Insurance	3.8%	$6,000
Leasing Fee	28.8%	$45,000
Development Fee	32.0%	$50,000
Total Projected Soft Costs		**$156,250**

Projected Total Development Cost

Total Hard Costs	9.6%	$343,000
Total Soft Costs	32.0%	$156,250
Total Projected Development Cost		**$499,250**

Fundrise 1539 7th Street NW LLC

RISE DEVELOPMENT dba WESTMILL CAPITAL PARTNERS - PUBLIC OFFERING - WASHINGTON, DC

Overview Financials Property Market Developer


INCOME TAX



Local Public Offering

$0

$0 of $350,000 goal

0 people have invested

$100 per share

Purchase Shares

0

investors

Property Overview

1539 7th Street NW is an approx. 3,000 square foot, two-story building located in the heart of the rapidly growing Shaw neighborhood. Within walking distance of two metro stations, the property is ideally situated between the approx. 1.5 million square feet of development currently underway. WestMill Capital Partners plans to redevelop the property and lease it to a first class restaurant/retail tenant.



Take a 360° virtual tour

Development Plans

WestMill Capital Plans to redevelop the property, including upgrading the structural integrity of the building, renovating the facade, upgrading the utilities services to the property, and then lease the property to a retail/restaurant use.



Before
The property as it exists today.



After
An illustrative rendering after renovation.

Development Timeline

Milestone	Projected Completion Date
Leasing	Winter 2013
Design Plans Submitted	Spring 2014
Permits Approved & Construction Commencement	Spring - Summer 2014
Construction Completion & Tenant Opening	Fall - Winter 2014

Property Data

Download floor plans PDF

- Lot Size: 1,528 square feet
- Approx. Building Size: 3,000 square feet
  - 1st Floor: 1,200 square feet
  - 2nd Floor: 1,200 square feet
  - Finished Basement: 600 square feet
- Year Built: 1900
- Year Renovated: 2006

Fundrise 1539 7th Street NW LLC

RISE DEVELOPMENT dba WESTMILL CAPITAL PARTNERS · PUBLIC OFFERING · WASHINGTON, DC





Local Public Offering
$0
$0 of $350,000 goal
0 people have invested
$100 per share
Purchase Shares



0
investors

Adjacent Development



Progression Place

1805 7TH STREET NW

Progression PLace is a mixed-use development project combining residential, office and retail. The project is located on top of the Shaw Metro station at the corner of 7th and S Streets NW. Adjacent to the Howard Theatre and the Wonder Bread building, the development is the new home of the United Negro College Fund. The first phase of the project was delivered in June 2013



- 205 apartment units
- 19,000 sf retail
- 47,000 sf office

Jefferson at Market Place

CORNER OF 7TH & P STREETS NW

The Jefferson at Market Place is a 281-unit luxury apartment development spanning an entire block of 7th Street NW. The project will also include over 13,000 square feet of retail space and 230 space below-grade parking deck, is currently underway and expected to deliver in early 2014



- 281 apartment units
- 13,400 sf retail
- 230 underground parking spaces

City Market at O

CORNER OF 8TH & O STREETS NW

The City Market at O is a 1-million square foot development combining retail, residential, and hotel. The project encompasses four city blocks and will be anchored by a state-of-the-art Giant grocery incorporating the historic O Street Market building. Delivery will be in three phases, the first being the opening of the new Giant in mid-November 2013



- 629 residential units
- 87,000 sf retail
- 180 room hotel
- Giant grocery anchor

P Street Residences

CORNER OF 7TH & P STREETS NW

The P Street Residences is a 4-story 68-unit condominium development located at the corner of 7th and P Streets NW. The project recently received approval to incorporate the adjacent city-owned parcel, allowing development plans to move forward



- 68 condominiums
- Corner of 7th & P Streets NW

Market Summary

Shaw has long been one of the entertainment and cultural hubs of Washington, DC. During the early 20th century the neighborhood was considered the re-eminent center of African American intellectual and cultural life, home to residents such as Langston hughes and Duke Elligton. Bounded by Howard University to the north and the Washington Convention Center to the south, Shaw is home to legendary music and entertainment venues, including the Howard Theatre and the 9:30 Club.



Howard Theatre - 620 T Street NW

Today, Shaw is experiencing an unprecedented amount of urban renewal and growth. Along the five-block corridor of 7th Street NW directly north and south of the property, there are over 2 million square feet of development underway. Over the next two years, more than 2,000 new residential units will be delivered within a half-mile radius. The neighborhood is served by two Metro stops, both within 3 blocks walking distance of the property



9:30 Club - 815 V Street NW

The renewed energy and development has attracted some of the city's top chefs and a number of acclaimed new restaurants, including Rogue 24, SUNdeVICH, Seasonal Pantry, Thally and Table.



Rogue 24 - 922 N Street NW




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SEC Notice and for Residents of District of Columbia:
1. No money or other consideration is being solicited, and if sent in response, it will not be accepted.
2. No sales of the securities will be made or commitment to purchase accepted until date of delivery of an offering circular that includes complete information about the issuer and offering.
3. An indication of interest made by a prospective investor involves no obligation or commitment of any kind.
4. More information on the team and chief executive officer of the issuer is available on the following page.
Notice to Residents of Virginia:
1. No money or other consideration is being solicited and none will be accepted.
2. No sales or the securities will be made or commitment to purchase accepted until delivery of an offering circular that
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Notice to Residents of Virginia:
1. No money or other consideration is being solicited and none will be accepted.
2. No sales or the securities will be made or commitment to purchase accepted until delivery of an offering circular that includes complete information about the issuer and the offering.
3. An indication of interest made by a prospective investor involves no obligation or commitment of any kind.
4. This is being made pursuant to an exemption from registration from the Federal and state securities laws. No sale may be made until the offering statement is qualified by the Securities and Exchange Commission and the securities are registered in this state.
5. Registration of the securities for sale in this state is dependent on compliance with the securities laws of Virginia. Therefore, there can be no assurances that the securities will be registered for sale in Virginia.
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Investment Strategy
Developer
WestMill Capital Partners
Projected Offering Financials
Offering size
$50,000 - $150,000*

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Fundrise 1539 7th Street LLC

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Overview Developer Property Neighborhood

Investment Strategy

WestMill Capital Partners has purchased 1539 7th Street NW, a vacant two-story 3,600 square foot building located in the Shaw Neighborhood of Washington, DC. WestMill Capital Partners plans to complete minor renovations to the building, and lease the space to a retail/restaurant tenant. Annual rental income paid by the tenant would first be used to pay down debt service on the property. Any remaining proceeds from the rental income would be used to fund capital reserves and pay dividends to investors.

The property is located on the 7th Street NW commercial corridor, walking distance to two metro stops directly to the north and south. Immediately surrounding the property, there is 1.5 million square feet of new development currently underway. This development will include approximately 1,000 new residential units, 120,000 square feet of retail space, a 180-room boutique hotel, and a state of the art new Giant Grocery.

WestMill Capital Partners believes the existing quality condition of the building and the strong location make it an appealing for restaurant and retail tenants in the near future. The large amount of development growth in the surrounding neighborhood makes the long-term appreciation potential of the property strong.

Early Access List



Natalie $1,000
Jenn $1,000
Carey $1,000
Serena $1,000
Dan $1,000
Russell $1,000
Sara $1,000
Brandon $1,000
Damian $1,000
Randy $1,000
Cameron $1,000
Donald $1,000
Kenny $1,000
Aaron $1,000
Josh $1,000

Developer

TFA WestMill Capital Partners
WASHINGTON, DC

Projected Offering Financials

Offering size
$50,000 - $150,000*

Minimum share price
$1,000 - $5,000*

Annual return on investment
8-12%*

Payback of investment principal
3-5 years*

*Projected values

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WestMill Capital Partners

WestMill Capital Partners is a leading real estate investment and development firm in Washington, DC. Focused exclusively on urban mixed-use and retail development, WestMill has a strong track record of creating unique, high-quality destinations.

Founded in 2010 by Benjamin & Daniel Miller, sons of Western Development Chairman & CEO Herbert Miller, WestMill Capital carries on a family legacy of building some of DC's most iconic flagship projects: Gallery Place, Washington Harbour and the Georgetown Park Mall.

With over two million square feet of development already completed, WestMill relies on its experience, creativity, & innovative spirit to produce one-of-a kind projects and outstanding value for investors.

Development Projects


AutoZone

1207 H Street NE

- 175 residential units
- 30,000 sq. ft. retail

An approx 1-acre property, currently occupied by AutoZone, operating under a ground-lease. In the long-term the property has great development potential, the site can accommodate roughly 116,000 sq. ft. of development. WestMill Capital plans to build a mixed-use project combining residential units with a mix of ground floor retail.

906 H Street NE

- 175 residential units
- 30,000 sq. ft. retail

A 6,400 sq. ft. property located directly across from the planned unit development, H Street Connection, a 400k sq. ft. mixed-use project containing 360 new residential units and over 50k sq. ft. of new retail. WestMill Capital Partners plans to redevelop the property into a top class restaurant & retail space.

Leasing Projects



The Powerhouse

- 175 residential units
- 30,000 sq. ft. retail

8,000 sq. ft. historic Powerhouse building along the C&O Canal, located directly across from the Shops at Georgetown Park and the Dean & Deluca Market House. The property is currently being redeveloped into the cities premier private events space and gallery.



Gallery Place

- 175 residential units
- 30,000 sq. ft. retail

Located directly on top of the Gallery Place Metro stop and adjacent to the Verizon Center, Gallery Place has become the cities preeminent mixed-use development. Combining residential, office, and retail into a single project, Gallery Place has transformed 7th Street NW into the busiest pedestrian corridor and entertainment hub of DC.

Early Access List

Natalie $1,000 | Jenn $1,000 | Carey $1,000 | Serena $1,000 | Dan $1,000
Russell $1,000 | Sara $1,000 | Brandon $1,000 | Damian $1,000 | Randy $1,000
Cameron $1,000 | Donald $1,000 | Kenny $1,000 | Aaron $1,000 | Josh $1,000

Developer

TFA WestMill Capital Partners
WASHINGTON, DC

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Fundrise 1539 7th Street LLC

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Property Before & After



Before

The property at 1539 7th Street NW as it exists today



After

An illustrative rendering of what the property could look like after renovation

Early Access List










Natalie $1,000 · Jenn $1,000 · Carey $1,000 · Serena $1,000 · Dan $1,000
Russell $1,000 · Sara $1,000 · Brandon $1,000 · Damian $1,000 · Randy $1,000
Cameron $1,000 · Donald $1,000 · Kenny $1,000 · Aaron $1,000 · Josh $1,000

Developer



WestMill Capital Partners
WASHINGTON, DC

Property Data

- Lot Size: 1,528 square feet
- Property Size:
  - 1,500 sq. ft. first floor
  - 1,500 sq. ft. second floor
  - 600 sq. ft. finished basement
- Total: 3,600 sq. ft.
- Year Built: 1900
- Year Renovated: 2006





Fundrise 1539 7th Street LLC

TEST THE WATERS



0%

$0
of $250,000 goal

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plan to invest so far

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Adjacent Development

Click on the numbered pins for more detail.



T St NW
S St NW
R St NW
Q St NW
P St NW
O St NW
N St NW
14th St NW
13th St NW
12th St NW
11th St NW
9th St NW
7th St NW
6th St NW
4th St NW
3rd St NW
2nd St NW
First St NW
Logan Circle/ Shaw
Shaw Metro
US Post Office
Rhode Island Ave NW
Vermont Ave NW
Florida Ave NW
Third Baptist Church
Truxton Circle
Immaculate Conception Catholic Church
Mt Vernon Sq/7th
Google
Map data ©2012 Google

Early Access List



Natalie $1,000 · Jenn $1,000 · Carey $1,000 · Serena $1,000 · Dan $1,000
Russell $1,000 · Sara $1,000 · Brandon $1,000 · Damian $1,000 · Randy $1,000
Cameron $1,000 · Donald $1,000 · Kenny $1,000 · Aaron $1,000 · Josh $1,000

Developer



WestMill Capital Partners
WASHINGTON, DC

1. Progression Place

Progression Place is a mixed-use development project combining residential, office, and retail. The project is located on top of the Shaw Metro station at the corner of 7th and S Streets NW. Adjacent to the Howard theatre and Wonder Bread building, the project will be the home to the United Negro College Fund. Delivery is expected in early 2013.

- 205 apartment units
- 19,000 square feet retail
- 57,000 square feet office

Market Summary

Shaw has long been one of the entertainment and cultural hubs of Washington, DC. During the early 20th century the neighborhood was considered the preeminent center of African American intellectual and cultural life, home to residents such as Langston Hughes and Duke Ellington. Bounded by Howard University to the North and the Washington Convention Center to the South, Shaw is home to legendary music and entertainment venues including the Howard Theatre and 9:30 Club.



Howard Theatre - 620 T Street NW

Today, Shaw is experiencing an unprecedented amount of urban renewal and growth. Along the five-block corridor of 7th street, directly north and south of the property, there are over 2 million square feet of development underway. Over the next two years more than 2,000 new residential units will be delivered within a half-mile radius. The neighborhood is served by two metro stops, both within 3 blocks walking distance of the property.



9:30 Club - 815 V Street NW

The renewed energy and development has attracted some of the city's top chefs and a number of new restaurants including Rogue 24, SUNdeVICH, Seasonal Pantry and Corduroy. The surrounding area is also home to several local galleries and retailers, and will soon be welcoming a state-of-the art Giant Food grocer, 1,000-room Marriot Marquis Hotel, and the LivingSocial national headquarters.



Rogue 24 - 922 N Street NW

Proudly designed and built in Washington, DC

SIGNATURES

The issuer has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on October 24, 2013.

Fundrise 1539 7th Street NW, LLC

By: Its Manager, Fundrise Manager 1539 7th Street NW, LLC

By: ____________________________
Name: Benjamin S. Miller
Title: Manager of Fundrise Manager 1539 7th Street NW, LLC

By: ____________________________
Name: Daniel S. Miller
Title: Manager of Fundrise Manager 1539 7th Street NW, LLC

OMM_US:71579988.2